Exhibit 99.1

SHINHAN FINANCIAL GROUP CO., LTD.

AND SUBSIDIARIES

Consolidated Interim Financial Statements

September 30, 2022 and 2021

(Unaudited)

Report on Review of Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

Shinhan Financial Group Co., Ltd.

Reviewed Financial Statements

We have reviewed the accompanying consolidated interim financial statements of Shinhan Financial Group Co., Ltd. and its subsidiaries (collectively referred to as the “Group”). These financial statements consist of the consolidated interim statement of financial position of the Group as at September 30, 2022, and the related consolidated interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2022 and 2021, and consolidated interim statements of changes in equity and cash flows for the nine-month periods ended September 30, 2022 and 2021, and a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to issue a report on these consolidated interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying consolidated interim financial statements are not presented fairly, in all material respects, in accordance with Korean IFRS No. 1034 Interim Financial Reporting.

Emphasis of Matter

Without qualifying our conclusion, we draw attention to Note 33 of the financial statements. As explained in Note 33, the rapid spread of the COVID-19 has had a negative impact on the global economy, which can result in an increase in expected credit losses, potential impairment of assets, and negatively affecting the Group's ability to generate revenue.

Samil Pricewaterhousecoopers,100 hangang-daeo, Yongsan-gu, Seoul 04386,Korea, www.samil.com

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position

As of September 30, 2022 and December 31, 2021

Other Matters

We have audited the consolidated statement of financial position of the Group as at December 31, 2021, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, in accordance with Korean Standards on Auditing. We expressed an unqualified opinion on those financial statements, not presented herein, in our audit report dated March 15, 2022(March 3, 2022, except for emphasis of matter in relation to restatement of the consolidated financial statements). The consolidated statement of financial position as at December 31, 2021, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as at December 31, 2021.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

/s/ Samil PricewaterhouseCoopers

November 14, 2022

Seoul, Korea

This report is effective as of November 14, 2022, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position

As of September 30, 2022 and December 31, 2021

(In millions of won)	Note		September 30, 2022 (Unaudited)	December 31, 2021
Assets
Cash and due from banks at amortized cost	4, 7	~~W~~	37,957,131	28,453,404
Financial assets at fair value through profit or loss	4, 8		59,665,542	62,403,759
Derivative assets	4, 9		11,206,840	3,799,189
Securities at fair value through other comprehensive income	4, 10		65,248,960	64,838,323
Securities at amortized cost	4, 10		55,902,650	49,930,076
Loans at amortized cost	4, 11		413,100,142	389,137,156
Property and equipment			3,970,604	4,046,164
Intangible assets			5,713,302	5,644,782
Investments in associates	12		2,802,242	2,913,745
Current tax receivable			26,710	15,159
Deferred tax assets			933,991	134,854
Investment property			350,919	675,391
Net defined benefit assets	16		451,604	142,020
Other assets	4, 11		38,853,800	35,973,754
Assets held for sale			34,314	44,409
Total assets		~~W~~	696,218,751	648,152,185

Liabilities
Deposits	4	~~W~~	378,620,552	364,896,675
Financial liabilities at fair value through profit or loss	4, 13		1,251,690	1,369,225
Financial liabilities designated at fair value through profit or loss	4, 14		6,941,052	8,023,870
Derivative liabilities	4, 9		13,144,380	3,586,564
Borrowings	4		53,655,069	43,167,065
Debt securities issued	4, 15		83,966,500	80,149,363
Net defined benefit liabilities	16		49,476	51,204
Provisions	17		1,164,304	1,166,856
Current tax payable			616,869	702,660
Deferred tax liabilities			17,280	175,947
Liabilities under insurance contracts	18		54,732,181	54,333,498
Other liabilities	4		51,208,078	40,990,836
Total liabilities		~~W~~	645,367,431	598,613,763

Equity	19
Capital stock			2,969,641	2,969,641
Hybrid bonds			4,196,968	3,334,531
Capital surplus			12,095,043	12,095,043
Capital adjustments			(578,272)	(664,429)
Accumulated other comprehensive loss			(3,601,791)	(984,936)
Retained earnings			33,418,039	30,541,300
Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.			48,499,628	47,291,150
Non-controlling interests			2,351,692	2,247,272
Total equity		~~W~~	50,851,320	49,538,422

Total liabilities and equity		~~W~~	696,218,751	648,152,185

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income

For the three-month and nine-month periods ended September 30, 2022 and 2021

(In millions of Korean won)			September 30, 2022 (Unaudited)		September 30, 2021 (Unaudited)
	Note		Three-month	Nine-month	Three-month	Nine- month

Interest income
Financial assets at fair value through other comprehensive income and at amortized cost		~~W~~	4,967,804	13,297,542	3,522,931	10,299,312
Financial assets at fair value through profit or loss			238,781	646,211	168,715	518,136
			5,206,585	13,943,753	3,691,646	10,817,448
Interest expense			(2,005,756)	(4,726,699)	(966,574)	(2,861,551)
Net interest income	20		3,200,829	9,217,054	2,725,072	7,955,897

Fees and commission income			987,780	3,162,214	974,141	3,099,599
Fees and commission expense			(404,738)	(1,140,244)	(360,155)	(1,081,525)
Net fees and commission income	21		583,042	2,021,970	613,986	2,018,074

Insurance income			1,537,953	4,588,339	1,583,368	4,916,885
Insurance expenses			(1,800,827)	(5,300,760)	(1,808,066)	(5,472,541)
Net insurance expense	18		(262,874)	(712,421)	(224,698)	(555,656)

Dividend income			25,810	114,381	23,429	109,659
Net gain (loss) on financial instruments at fair value through profit or loss			(368,559)	(531,724)	(30,110)	826,352
Net gain (loss) on financial instruments at fair value through profit or loss (overlay approach)	8		56,235	257,707	(1,695)	48,786
Net gain (loss) on financial instruments designated at fair value through profit or loss			396,904	885,330	196,819	(63,560)
Net gain on foreign currency transaction			71,338	98,584	85,819	129,647
Net gain (loss) on disposal of securities at fair value through other comprehensive income	10		(24,701)	(42,929)	20,469	81,389
Net loss on disposal of securities at amortized cost	10		(5)	(95)	(102)	(233)
Provision for allowance for credit loss	22		(247,728)	(846,771)	(209,084)	(559,851)
General and administrative expenses	23		(1,408,407)	(4,124,760)	(1,296,221)	(3,932,142)
Other operating expenses, net			(338,985)	(998,275)	(299,807)	(1,078,589)

Operating income			1,682,899	5,338,051	1,603,877	4,979,773

Equity method income	12		46,365	79,655	29,860	95,997
Other non-operating income (expense), net			436,483	491,667	(89,329)	(156,990)
Profit before income taxes			2,165,747	5,909,373	1,544,408	4,918,780

Income tax expense	25		547,938	1,531,050	402,601	1,281,097
Profit for the period		~~W~~	1,617,809	4,378,323	1,141,807	3,637,683

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income (Continued)

For the three-month and nine-month periods ended September 30, 2022 and 2021

(In millions of won, except earnings per share data)			September 30, 2022 (Unaudited)		September 30, 2021 (Unaudited)
	Note		Three-month	Nine- month	Three-month	Nine- month
Other comprehensive income for the period, net of income tax	19	~~W~~	(451,043)	(2,619,006)	22,122	(450,434)
Items that are or may be reclassified to profit or loss:
Valuation loss on securities at fair value through other comprehensive income			(663,504)	(2,918,982)	(148,786)	(736,776)
Gain(loss) on financial instruments at fair value through profit or loss (overlay approach)			(40,999)	(176,998)	4,166	(24,579)
Equity in other comprehensive income (loss) of associates			(3,153)	(17,747)	2,325	4,019
Foreign currency translation adjustments for foreign operations			312,536	454,627	171,490	257,722
Net change in unrealized fair value of cash flow hedges			(12,628)	(75,993)	(351)	14,405
Other comprehensive loss of separate account			(39,807)	(145,356)	(11,538)	(32,568)
			(447,555)	(2,880,449)	17,306	(517,777)
Items that will not be reclassified to profit or loss:
Remeasurements of the defined benefit liability			7,978	200,821	(468)	49,018
Equity in other comprehensive loss of associates			-	6	-	(2)
Valuation gain on securities at fair value through other comprehensive income			(10,537)	60,787	11,298	50,381
Gain (loss) on disposal of securities at fair value through other comprehensive income			228	2,147	(5,773)	(29,654)
Changes in own credit risk on financial liabilities designated at fair value through profit of loss			(1,157)	(2,318)	(241)	(2,400)
			(3,488)	261,443	4,816	67,343

Total comprehensive income for the period		~~W~~	1,166,766	1,759,317	1,163,929	3,187,249

Profit attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		~~W~~	1,594,559	4,315,372	1,115,665	3,559,444
Non-controlling interests			23,250	62,951	26,142	78,239
		~~W~~	1,617,809	4,378,323	1,141,807	3,637,683
Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		~~W~~	1,143,482	1,700,110	1,138,395	3,110,670
Non-controlling interests			23,284	59,207	25,534	76,579
		~~W~~	1,166,766	1,759,317	1,163,929	3,187,249

Earnings per share:	26
Basic and diluted earnings per share in won		~~W~~	2,921	7,896	2,020	6,500

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity

For the nine-month period ended September 30, 2021

(In millions of won)		September 30, 2021
		Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income(loss)	Retained earnings	Sub-total	Non-controlling interests	Total

Balance at January 1, 2021	~~W~~	2,969,641	2,179,934	12,234,939	(687,935)	(404,181)	27,777,169	44,069,567	2,287,291	46,356,858
Total comprehensive income for the period
Profit for the period		-	-	-	-		3,559,444	3,559,444	78,239	3,637,683
Other comprehensive income (loss), net of income tax:
Loss on valuation and disposal of securities at fair value through other comprehensive income		-	-	-	-	(713,837)	-	(713,837)	(2,212)	(716,049)
Loss on financial instruments at fair value through profit or loss (overlay approach)		-	-	-	-	(24,579)	-	(24,579)	-	(24,579)
Equity in other comprehensive income of associates		-	-	-	-	4,017	-	4,017	-	4,017
Foreign currency translation adjustments for foreign operations		-	-	-	-	257,535	-	257,535	187	257,722
Net change in unrealized fair value of cash flow hedges		-	-	-	-	14,405	-	14,405	-	14,405
Other comprehensive loss of separate account		-	-	-	-	(32,568)	-	(32,568)	-	(32,568)
Remeasurements of defined benefit plans		-	-	-	-	48,653	-	48,653	365	49,018
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		-	-	-	-	(2,400)	-	(2,400)	-	(2,400)
Total other comprehensive loss		-	-	-	-	(448,774)	-	(448,774)	(1,660)	(450,434)
Total comprehensive income (loss)		-	-	-	-	(448,774)	3,559,444	3,110,670	76,579	3,187,249

Other changes in equity
Annual dividends		-	-	-	-	-	(803,838)	(803,838)	-	(803,838)
Quarterly dividends		-	-	-	-	-	(160,223)	(160,223)	-	(160,223)
Dividends to hybrid bonds		-	-	-	-	-	(88,074)	(88,074)	-	(88,074)
Issuance of hybrid bonds (Note 19)		-	1,154,597	-	-	-	-	1,154,597	-	1,154,597
Acquisition of treasury stock (Note 19)		-	-	-	(79)	-	-	(79)	-	(79)
Disposal of treasury stock (Note 19)		-	-	-	23,589	-	-	23,589	-	23,589
Change in other capital adjustments		-	-	(105)	(372)	-	(85)	(562)	-	(562)
Change in other non-controlling interests		-	-	(139,791)	-	-	-	(139,791)	(113,982)	(253,773)
		-	1,154,597	(139,896)	23,138	-	(1,052,220)	(14,381)	(113,982)	(128,363)
Reclassification between OCI and retained earnings		-	-	-	-	34,104	(34,104)	-	-	-
Balance at September 30, 2021(Unaudited)	~~W~~	2,969,641	3,334,531	12,095,043	(664,797)	(818,851)	30,250,289	47,165,856	2,249,888	49,415,744

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity (Continued)

For the nine-month period ended September 30, 2022

(In millions of won)		September 30, 2022
		Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income(loss)	Retained earnings	Sub-total	Non-controlling interests	Total

Balance at January 1, 2022	~~W~~	2,969,641	3,334,531	12,095,043	(664,429)	(984,936)	30,541,300	47,291,150	2,247,272	49,538,422
Total comprehensive income for the period
Profit for the period		-	-	-	-	-	4,315,372	4,315,372	62,951	4,378,323
Other comprehensive income, net of income tax:
Loss on valuation and disposal of securities at fair value through other comprehensive income		-	-	-	-	(2,851,168)	-	(2,851,168)	(4,880)	(2,856,048)
Loss on financial instruments at fair value through profit or loss (overlay approach)		-	-	-	-	(176,998)	-	(176,998)	-	(176,998)
Equity in other comprehensive loss of associates		-	-	-	-	(17,741)	-	(17,741)	-	(17,741)
Foreign currency translation adjustments for foreign operations		-	-	-	-	453,832	-	453,832	795	454,627
Net change in unrealized fair value of cash flow hedges		-	-	-	-	(75,993)	-	(75,993)	-	(75,993)
Other comprehensive loss of separate account		-	-	-	-	(145,356)	-	(145,356)	-	(145,356)
Remeasurements of defined benefit plans		-	-	-	-	200,480	-	200,480	341	200,821
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		-	-	-	-	(2,318)	-	(2,318)	-	(2,318)
Total other comprehensive loss		-	-	-	-	(2,615,262)	-	(2,615,262)	(3,744)	(2,619,006)
Total comprehensive income (loss)		-	-	-	-	(2,615,262)	4,315,372	1,700,110	59,207	1,759,317

Other changes in equity
Annual Dividends		-	-	-	-	-	(747,705)	(747,705)	-	(747,705)
Quarterly Dividends		-	-	-	-	-	(425,434)	(425,434)	-	(425,434)
Dividends to hybrid bonds		-	-	-	-	-	(117,058)	(117,058)	-	(117,058)
Issuance of hybrid bonds (Note 19)		-	997,120	-	-	-	-	997,120	-	997,120
Repayments of hybrid bonds (Note 19)		-	(134,683)	-	(317)	-	-	(135,000)	-	(135,000)
Acquisition of treasury stock (Note 19)		-	-	-	(150,000)	-	-	(150,000)	-	(150,000)
Disposal of treasury stock (Note 19)		-	-	-	150,000	-	(150,029)	(29)	-	(29)
Change in other capital adjustments		-	-	-	(237)	-	-	(237)	-	(237)
Change in other non-controlling interests		-	-	-	86,711	-	-	86,711	45,213	131,924
		-	862,437	-	86,157	-	(1,440,226)	(491,632)	45,213	(446,419)
Reclassification between OCI and retained earnings		-	-	-	-	(1,593)	1,593	-	-	-
Balance at September 30, 2022(Unaudited)	~~W~~	2,969,641	4,196,968	12,095,043	(578,272)	(3,601,791)	33,418,039	48,499,628	2,351,692	50,851,320

See accompanying notes to the consolidated interim financial statement

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flows

For the nine-month periods ended September 30, 2022 and 2021

			Nine-month period ended September 30
(In millions of Korean won)	Note		2022 (Unaudited)	2021 (Unaudited)

Cash flows from operating activities
Profit before income taxes		~~W~~	5,909,373	4,918,780
Adjustments for:
Interest income	20		(13,943,753)	(10,817,448)
Interest expense	20		4,726,699	2,861,551
Dividend income			(114,381)	(109,659)
Net fees and commission expense			99,265	163,035
Net insurance expense			370,342	1,057,702
Net loss (gain) on financial instruments at fair value through profit or loss			139,969	(82,216)
Net loss on derivatives			1,500,980	45,586
Net gain on financial instruments at fair value through profit or loss (overlay approach)			(257,707)	(48,786)
Net loss (gain) on foreign currency translation			134,448	(15,566)
Net gain on financial instruments designated at fair value through profit or loss			(1,058,782)	(391,948)
Net loss (gain) on disposal of securities at fair value through other comprehensive income	10		42,929	(81,389)
Provision for allowance for credit loss	22		846,771	559,851
Net loss on disposal of securities at amortized cost	10		95	233
Employee benefits	23		142,990	158,550
Depreciation and other amortization	23		770,417	653,162
Other operating income			416,496	334,531
Equity method income, net	12		(79,655)	(95,997)
Other non-operating (income)expense			(535,551)	146,456
			(6,798,428)	(5,662,352)

Changes in assets and liabilities:
Due from banks at amortized cost			(8,597,946)	6,659,747
Securities at fair value through profit or loss			2,284,466	(3,806,390)
Due from banks at fair value through profit or loss			-	30,000
Loans at fair value through profit or loss			(197,881)	364,118
Financial instruments designated at fair value through profit or loss			(77,023)	(467,771)
Derivative instruments			325,415	327,414
Loans at amortized cost			(19,628,189)	(18,759,635)
Other assets			(3,434,717)	(5,460,155)
Deposits			11,173,574	19,872,169
Liabilities for defined benefit obligations			(166,765)	(67,263)
Provisions			(51,777)	(9,000)
Other liabilities			9,425,794	5,265,977
			(8,945,049)	3,949,211

Income tax paid			(1,510,797)	(1,005,245)
Interest received			13,566,035	10,661,611
Interest paid			(4,306,131)	(2,999,627)
Dividends received			77,780	84,910
Net cash inflow(outflow) from operating activities		~~W~~	(2,007,217)	9,947,288

See accompanying notes to the consolidated interim financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flows

For the nine-month periods ended September 30, 2022 and 2021

			Nine-month period ended September 30
(In millions of Korean won)	Note		2022 (Unaudited)	2021 (Unaudited)
Cash flows from investing activities
Decrease in financial instruments at fair value through profit or loss		~~W~~	3,846,007	3,297,952
Increase in financial instruments at fair value through profit or loss			(3,934,230)	(4,048,892)
Proceeds from disposal of securities at fair value through other comprehensive income			14,205,181	26,880,932
Acquisition of securities at fair value through other comprehensive income			(17,764,651)	(31,899,855)
Proceeds from disposal of securities at amortized cost			4,476,290	3,897,851
Acquisition of securities at amortized cost			(9,974,976)	(5,590,219)
Proceeds from disposal of property and equipment			91,532	17,294
Acquisition of property and equipment			(202,570)	(188,541)
Proceeds from disposal of intangible assets			18,644	11,734
Acquisition of intangible assets			(445,246)	(370,417)
Proceeds from disposal of investments in associates			423,816	220,386
Acquisition of investments in associates			(574,887)	(404,563)
Proceeds from disposal of investment property			230,148	12
Acquisition of investment property			(3,589)	(7,692)
Proceeds from disposal of assets held for sale			620,480	47,792
Change in other assets			(167,395)	(173,468)
Proceeds from settlement of hedging derivative financial instruments			12,120	62,935
Payment of settlement of hedging derivative financial instruments			(118,172)	(18,976)
Net cash flow from business combination			(27,840)	-
Net cash outflow from investing activities		~~W~~	(9,289,338)	(8,265,735)

Cash flows from financing activities
Issuance of hybrid bonds		~~W~~	997,120	1,154,597
Repayments of hybrid bonds			(135,000)	-
Net increase in borrowings			8,746,639	552,951
Proceeds from debt securities issued			32,670,998	19,474,352
Repayments of debt securities issued			(30,379,458)	(17,789,733)
Increase in financial liabilities designated at fair value through profit or loss			49,993	-
Change in other liabilities			171,248	61,346
Dividends paid			(1,289,590)	(1,051,636)
Proceeds from settlement of hedging derivative financial instruments			1,702,826	739,502
Payment of settlement of hedging derivative financial instruments			(1,675,739)	(731,905)
Acquisition of treasury stock			(150,000)	(79)
Disposition and redemption of treasury stock			(29)	23,588
Decrease in non-controlling interests			428,006	(46,858)
Redemption of lease liabilities			(209,996)	(203,641)
Payment of stock issuance costs			-	(105)
Net cash inflow from financing activities			10,927,018	2,182,379
Effect of exchange rate changes on cash and cash equivalents held			177,937	104,997
Increase (decrease) in cash and cash equivalents			(191,600)	3,968,929
Cash and cash equivalents at the beginning of the period	28		13,083,885	8,962,982
Cash and cash equivalents at the end of the period	28	~~W~~	12,892,285	12,931,911

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2022 and 2021

1.  Reporting entity

Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation (collectively the “Group”) are summarized as follows:

(a) Controlling company

Shinhan Financial Group Co., Ltd. (the “Shinhan Financial Group” or the “Company”), the controlling company, is incorporated on September 1, 2001 for the main purposes of controlling, managing and funding Shinhan Bank, Shinhan Securities Co., Ltd., Shinhan Capital Co., Ltd. and Shinhan BNP Asset Management Co., Ltd. by way of share transfers. The total capital stock amounted to ~~W~~1,461,721 million. Also, Shinhan Financial Group’s shares have been listed on the Korea Exchange since September 10, 2001 and Shinhan Financial Group’s American Depositary Shares have been listed on the New York Stock Exchange since September 16, 2003.

(b) Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of September 30, 2022 and December 31, 2021 are as follows:

			Date of financial information	Ownership (%)
Investor	Investee(*1)	Location		September 30, 2022	December 31, 2021
Shinhan Financial Group Co., Ltd.	Shinhan Bank	Korea	September 30	100.0	100.0
〃	Shinhan Card Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Securities Co., Ltd.(*2)	〃	〃	100.0	100.0
〃	Shinhan Life Insurance Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Capital Co., Ltd.	〃	〃	100.0	100.0
〃	Jeju Bank	〃	〃	75.3	75.3
〃	Shinhan Credit Information Co., Ltd.(*3)	〃	〃	-	100.0
〃	Shinhan Alternative Investment Management Inc.(*4)	〃	〃	-	100.0
〃	Shinhan Asset Management Co., Ltd.(*4)	〃	〃	100.0	100.0
〃	SHC Management Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan DS	〃	〃	100.0	100.0
〃	Shinhan Savings Bank	〃	〃	100.0	100.0
〃	Shinhan Asset Trust Co., Ltd.(*5)	〃	〃	100.0	60.0
〃	Shinhan AITAS Co., Ltd.	〃	〃	99.8	99.8
〃	Shinhan REITs Management Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan AI Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Venture Investment Co., Ltd.	〃	〃	100.0	100.0
	Shinhan EZ General Insurance, Ltd.(*6)	〃	〃	100.0	-
Shinhan Bank	Shinhan Bank America	USA	〃	100.0	100.0
〃	Shinhan Bank Europe GmbH	Germany	〃	100.0	100.0
〃	Shinhan Bank Cambodia	Cambodia	〃	97.5	97.5
〃	Shinhan Bank Kazakhstan Limited	Kazakhstan	〃	100.0	100.0
〃	Shinhan Bank Canada	Canada	〃	100.0	100.0
〃	Shinhan Bank (China) Limited	China	〃	100.0	100.0
〃	Shinhan Bank Japan	Japan	〃	100.0	100.0
〃	Shinhan Bank Vietnam Ltd.	Vietnam	〃	100.0	100.0
〃	Banco Shinhan de Mexico	Mexico	〃	99.9	99.9
〃	PT Bank Shinhan Indonesia	Indonesia	〃	99.0	99.0
Shinhan Bank Japan	SBJDNX	Japan	〃	100.0	100.0
Shinhan Card Co., Ltd.	LLP MFO Shinhan Finance	Kazakhstan	〃	100.0	100.0
〃	Shinhan Credit Information Co., Ltd.(*3)	Korea	〃	100.0	-
	PT. Shinhan Indo Finance	Indonesia	〃	50.0 +1 share	50.0 +1 share
〃	Shinhan Microfinance Co., Ltd.	Myanmar	〃	100.0	100.0
〃	Shinhan Vietnam Finance Co., Ltd.	Vietnam	〃	100.0	100.0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

1.  Reporting entity (continued)

(b) Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of September 30, 2022 and December 31, 2021 are as follows (continued):

			Date of financial information	Ownership (%)
Investor	Investee(*1)	Location		September 30, 2022	December 31, 2021
Shinhan Securities Co., Ltd.	Shinhan Securities America Inc.	USA	September 30	100.0	100.0
〃	Shinhan Securities Asia Ltd.	Hong Kong	〃	100.0	100.0
〃	SHINHAN SECURITIES VIETNAM CO., LTD.	Vietnam	〃	100.0	100.0
〃	PT. Shinhan Sekuritas Indonesia	Indonesia	〃	99.0	99.0
PT Shinhan Sekuritas Indonesia	PT. Shinhan Asset Management Indonesia	〃	〃	75.0	75.0
Shinhan Life Insurance Co., Ltd.	Shinhan Financial Plus Co., Ltd.	Korea	〃	100.0	100.0
	Shinhan CubeOn Co., Ltd.	〃		100.0	100.0
〃	Shinhan Life Insurance Vietnam Co., Ltd.	Vietnam	〃	100.0	100.0
Shinhan Asset Management Co., Ltd.	Shinhan ASSET MGT HK Ltd.	Hong Kong	〃	100.0	100.0
Shinhan DS	SHINHAN DS VIETNAM CO., LTD.	Vietnam	〃	100.0	100.0

(*1) Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

(*2) Shinhan Investment Co., Ltd. has changed its name to Shinhan Securities Co., Ltd. on October 1, 2022.

(*3) On July 28, 2022, the Company disposed 100% of shares to Shinhan Card.

(*4) Shinhan Asset Management Co., Ltd. and Shinhan Alternative Investment Management Inc. have merged on January 5, 2022 to form a holding company named Shinhan Asset Management Co., Ltd.

(*5) The Group has acquired remaining shares of Asia Trust Co., Ltd. during the period, and Asia Trust Co., Ltd. became the Group's wholly-owned subsidiary. Asia Trust Co., Ltd. has changed its name to Shinhan Asset Trust Co., Ltd.

(*6) The Group has acquired additional 94.54 % of shares of BNP Paribas Cardif General Insurance Ltd. (5.46% of shares of Shinhan Life Insurance Co., Ltd.) during the period, and BNP Paribas Cardif General Insurance, Ltd. became the Group's wholly-owned subsidiary. BNP Paribas Cardif General Insurance, Ltd. has changed its name to Shinhan EZ General Insurance, Ltd.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

1.  Reporting entity (continued)

(c) Consolidated structured entities

Consolidated structured entities are as follows:

Category	Consolidated structured entities	Description

Trust	Trusts managed by Shinhan Bank (including development trust) and 17 others

A trust is consolidated when the Group as a trustee is exposed to variable returns, if principle or interest amounts of the entrusted properties falls below guaranteed amount, the Group should compensate it, and the Group has the ability to affect those returns.

Asset-Backed Securitization	MPC Yulchon Green I and 240 others

An entity for asset backed securitization is consolidated when the Group has sole decision-making authority to dispose assets or change the conditions of the assets, and the Group is exposed to, or has rights to related variable returns by providing credit enhancement and purchases of subordinated securities.

Structured Financing	SHPE Holdings One Co., Ltd.

An entity established for structured financing relating to real estate, shipping, or mergers and acquisitions is consolidated, when the Group has the greatest credit to the entity, has sole decision-making authority of these Entities due to the entities default, and is exposed to, or has rights to related variable returns.

Investment Fund	KoFC Shinhan Frontier Champ 2010-4 PEF and 145 others

An investment fund is consolidated, when the Group manages or invests assets of the investment funds on behalf of other investors as a collective investor or a business executive, or has the ability to dismiss the manager of the investment funds, and is exposed to, or has rights to, the variable returns.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

1.  Reporting entity (continued)

(d) Summarized financial information of the subsidiaries

i) The summarized statement of financial position of the controlling company and the Group’s major consolidated subsidiaries as of September 30, 2022 and December 31, 2021 are as follows:

Summarized balance sheet		September 30, 2022			December 31, 2021
Name of entity(*1)(*2)		Total assets	Total liabilities	Total equities	Total assets	Total liabilities	Total equities
Shinhan Financial Group (Separate)	~~W~~	37,991,775	10,817,968	27,173,807	36,815,893	10,410,517	26,405,376
Shinhan Bank		504,315,001	473,810,347	30,504,654	467,435,213	438,199,575	29,235,638
Shinhan Card Co., Ltd.		44,134,668	36,738,398	7,396,270	38,472,228	31,737,225	6,735,003
Shinhan Securities Co., Ltd.(*3)		49,372,701	43,824,380	5,548,321	44,446,803	39,421,314	5,025,489
Shinhan Life Insurance Co., Ltd.		67,816,284	64,545,417	3,270,867	70,535,556	65,382,992	5,152,564
Shinhan Capital Co., Ltd.		12,599,380	10,628,421	1,970,959	10,921,698	9,189,041	1,732,657
Jeju Bank		7,122,632	6,612,996	509,636	6,944,214	6,428,269	515,945
Shinhan Credit Information Co., Ltd.(*4)		-	-	-	31,377	12,334	19,043
Shinhan Alternative Investment Management Inc.(*5)		-	-	-	114,973	70,449	44,524
Shinhan Asset Management Co., Ltd.(*5)		366,556	131,648	234,908	242,760	40,181	202,579
SHC Management Co., Ltd.		9,696	-	9,696	9,636	-	9,636
Shinhan DS		107,338	59,819	47,519	92,591	52,804	39,787
Shinhan Savings Bank		3,130,418	2,826,805	303,613	2,644,942	2,413,176	231,766
Shinhan Asset Trust Co., Ltd.		413,502	107,339	306,163	373,488	122,890	250,598
Shinhan AITAS Co., Ltd.		92,589	10,811	81,778	90,116	9,786	80,330
Shinhan REITs Management Co., Ltd.		60,473	5,696	54,777	63,026	10,584	52,442
Shinhan AI Co., Ltd.		42,885	1,894	40,991	44,031	2,563	41,468
Shinhan Venture Investment Co., Ltd.		142,429	62,532	79,897	98,914	23,331	75,583
Shinhan EZ General Insurance, Ltd.		161,948	108,680	53,268	-	-	-

(*1) The summarized financial information of the consolidated subsidiaries are based on consolidated financial statements, if applicable.

(*2) Trusts, beneficiary certificates, securitization-specialized limited liability companies, associates and private equity investment specialists that are not actually operating their own business are excluded.

(*3) Shinhan Investment Co., Ltd. has changed its name to Shinhan Securities Co., Ltd. on October 1, 2022.

(*4) On July 28, 2022, the Company disposed 100% of shares to Shinhan Card.

(*5) Shinhan Asset Management Co., Ltd. and Shinhan Alternative Investment Management Inc. merged on January 5, 2022. The company name after the merger is Shinhan Asset Management Co., Ltd.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

1.  Reporting entity (continued)

ii) The summarized statement of comprehensive income of the controlling company and the Group’s major consolidated subsidiaries for the nine-month periods ended September 30, 2022 and 2021 are as follows:

Statement of comprehensive income		September 30, 2022			September 30, 2021
Name of entity(*1)(*2)		Revenue	Net income (loss)(*3)	Total com-prehensive income (loss)(*3)	Revenue	Net income (loss)(*3)	Total com-prehensive income (loss)(*3)
Shinhan Financial Group (Separate)	~~W~~	1,996,514	1,345,758	1,346,836	1,830,866	1,469,142	1,469,295
Shinhan Bank		35,298,159	2,593,042	2,020,136	19,560,952	2,130,545	2,109,673
Shinhan Card Co., Ltd.		4,005,746	589,322	607,213	3,297,460	539,583	578,266
Shinhan Securities Co., Ltd.(*4)		9,534,534	570,295	630,844	6,191,657	367,412	403,518
Shinhan Life Insurance Co., Ltd.		7,154,819	369,567	(1,873,696)	4,932,348	185,054	(46,640)
Orange Life Insurance Co., Ltd.(*5)		-	-	-	2,112,353	216,826	(96,157)
Shinhan Capital Co., Ltd.		767,588	282,447	288,789	282,325	208,918	208,485
Jeju Bank		193,002	16,977	(1,294)	150,294	21,573	15,500
Shinhan Credit Information Co., Ltd.(*6)		20,705	1,029	1,450	31,487	1,673	1,713
Shinhan Alternative Investment Management Inc.(*7)		-	-	-	21,153	7,069	7,069
Shinhan Asset Management Co., Ltd.(*7)		162,443	40,919	40,791	79,649	25,499	25,576
SHC Management Co., Ltd.		-	60	60	39	(13)	(13)
Shinhan DS		200,201	7,035	7,709	169,074	5,755	6,528
Shinhan Savings Bank		115,544	21,715	21,916	115,868	21,751	20,313
Asia Trust Co., Ltd.		115,487	55,026	55,564	102,544	51,926	51,894
Shinhan AITAS Co., Ltd.		41,455	6,688	6,688	39,077	7,638	7,638
Shinhan REITs Management Co., Ltd.		8,544	2,336	2,336	10,847	6,542	6,541
Shinhan AI Co., Ltd.		8,537	(466)	(477)	8,670	455	455
Shinhan Venture Investment Co., Ltd.		17,067	4,221	4,314	21,620	9,035	8,986
Shinhan EZ General Insurance, Ltd.(*8)		21,649	(2,921)	(2,853)	-	-	-

(*1) The summarized financial information of the consolidated subsidiaries are based on consolidated financial statements, if applicable.

(*2) Trusts, beneficiary certificates, securitization-specialized limited liability companies, associates and private equity investment specialists that are not actually operating their own business are excluded.

(*3) This amount includes non-controlling interests.

(*4) Shinhan Investment Co., Ltd. has changed its name to Shinhan Securities Co., Ltd. on October 1, 2022.

(*5) The amount as of September 30, 2021 is revenue, net income and total comprehensive income(loss) for the six months prior to the merger with Shinhan Life Insurance Co., Ltd.

(*6) On July 28, 2022, the Company disposed 100% of shares to Shinhan Card. The amount as of September 30, 2022 is revenue, net income (loss) and total comprehensive income for the six months prior to the sale.

(*7) Shinhan Asset Management Co., Ltd. and Shinhan Alternative Investment Management Inc. merged on January 5, 2022. The company name after the merger is Shinhan Asset Management Co., Ltd.

(*8) For the acquired company, the amount is from the consolidated interim statement of comprehensive income for the period after the acquisition point.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

2. Basis of preparation

(a) Statement of compliance

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (K-IFRS). The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

These consolidated interim financial statements of the Group are prepared as part of the period covered by the Group’s K-IFRS annual financial statements. They are prepared under K-IFRS No.1034, ‘Interim Financial Reporting’, do not include all of the disclosures required for full annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the last annual consolidated financial statements as of and for the year ended December 31, 2021.

(b) Use of estimates and judgments

The preparation of the consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. When estimates and assumptions based on management's judgment as of the end of the interim reporting period differ from the actual, actual results may differ from these estimates.

Estimates and underlying assumptions about estimates are continually reviewed, and changes in accounting estimates are recognized for the period in which the estimates are changed and the period to be affected in the future. Income tax expense in the interim period is measured by applying the expected annual income tax rate, i.e. the estimated average annual effective income tax rate.

In preparing these consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were, except for the method of estimation used to determine the income tax expense for the interim period, the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2021.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

3. Significant accounting policies

(a) The Group applies the same accounting policies applied as when preparing the annual consolidated financial statements for the year ended December 31, 2021, except for the following amendments that has been applied for the first time since January 1, 2022 and as described in Note 2. (b).

i) K-IFRS No. 1103 'Business combination' amended – Reference to the Conceptual Framework

The amendments update a reference of definition of assets and liabilities to be recognized in a business combination in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of Korea IFRS 1037 ‘Provisions, Contingent Liabilities and Contingent Assets’, and Korean IFRS 2121 ‘Levies’. The amendments also clarify that contingent assets should not be recognized at the acquisition date. The amendments do not have a significant impact on the consolidated financial statements.

(ii) K-IFRS No. 1016 ‘Property, Plant and Equipment ' amended – Proceeds before the intended use

The amendments require the entity to recognize the proceeds from selling such items, and the costs of producing those items, in profit or loss, and prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. The amendments do not have a significant impact on the consolidated financial statements.

(iii) K-IFRS No. 1037, ‘Provisions, Contingent Liabilities and Contingent Assets’ amended - Onerous Contracts: Cost of Fulfilling a Contract

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The amendments do not have a significant impact on the consolidated financial statements.

iv) Annual Improvements to K-IFRSs 2018-2020 Cycle

For Annual Improvements to K-IFRSs 2018-2020 Cycle, the amendments will take effect for annual periods beginning after January 1, 2022 and are permitted for early application. The amendments do not have a significant impact on the consolidated financial statements.

- K-IFRS No.1101, ‘‘First-time Adoption of K-IFRS’-First-time adopter subsidiaries

- K-IFRS No.1109, ‘Financial Instruments’ -10% test-related fee for financial liabilities removal

- K-IFRS No.1041, ‘Agriculture’ - Fair value measurement

(b) The following new accounting standards and amendments have been published that are not mandatory for September 30, 2022 reporting periods and have not been early adopted by the Group.

i) K-IFRS No.1117 ‘Insurance Contracts’

K-IFRS No. 1117 ‘Insurance Contracts’ enacted on April 23, 2021 will be applied for annual periods beginning on or after January 1, 2023. The standard will replace K-IFRS No. 1104 ‘Insurance Contracts’ which is the current standard.

The main features of K-IFRS No. 1117 include measurement of the current value of insurance liabilities, recognition of insurance revenue on an accrual basis, and separate presentation of investment income from insurance performance. Under K-IFRS No. 1104, insurance liability was measured using historical information (e.g., interest rates at sale, etc.). In addition, when the entity receives the premium, it recognizes the premium received as an insurance revenue on a cash basis and there is no obligation to present insurance and investment income or expense separately. On the contrary, K-IFRS No. 1117 measures insurance liability at its present value by using updated discount rates which reflect current market-based information (i.e. at the reporting date) such as assumptions and risks. An insurance revenue is recognized on an accrual basis, reflecting the services provided to the policyholder by the insurance company for each accounting periods. Moreover, insurance finance income or expenses and the investment income or expenses will be presented separately.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

3.  Significant accounting policies (continued)

i) K-IFRS No.1117 ‘Insurance Contracts’(continued)

(b) The following new accounting standards and amendments have been published that are not mandatory for annual periods beginning after September 30, 2022 and have not been early adopted by the Group. (continued)

If the Group applies K-IFRS No. 1117 in preparation of financial statements, significant differences with current financial statements may arise due to the following reasons. These differences do not include all of the future differences and they may be changed depending on further analysis.

① Evaluation of insurance liabilities

Under K-IFRS No. 1117, the Group estimates all cash flows under the insurance contract, then measures insurance liability by using discount rates that reflect assumptions and risks at the reporting date.

Specifically, the Group identifies a portfolio of insurance contracts which comprises contracts subject to similar risks and managed together and disaggregates the groups of insurance contracts with similar profitability within the portfolio. Then, the Group measures the groups of insurance contracts at the total of estimates of future cash flows (reflecting cash flows related to insurance contracts and the time value of money), risk adjustment and contractual service margin. Upon the application of K-IFRS No. 1117, contractual service margin account has been newly introduced. The contractual service margin presents the unrealized profit that the Group will recognize as it provides services in the future.

Reinsurance contract is an insurance contract issued by one entity (the reinsurer) to compensate another entity for claims arising from one or more insurance contracts issued by that another entity (underlying insurance contracts). When estimating present value of future cash flows arising from reinsurance contracts, the Group would use assumptions consistent with those it uses for the underlying contracts.

② Recognition and measurement of financial performance

According to K-IFRS No. 1117, insurance revenue is recognized on an accrual basis including services (insurance coverage) provided to the policyholder for each accounting period. Investment components (such as cancellation or maturity refunds) being repaid to the policyholder even if an insured event does not occur, are excluded from insurance revenue. Insurance finance income or expenses and investment income or expenses are presented separately to enable information users to understand the sources of profits or losses.

The Group includes time value of money and financial risk, and the effect of changes in the time value of money and financial risk related to the groups of insurance contracts in the insurance finance income or expenses. This requires the Group to make an accounting policy choice as to whether to disaggregate insurance finance income or expenses for the period between profit or loss and other comprehensive income.

③ Accounting policies related to conversion

According to K-IFRS No. 1117, the Group shall adjust the groups of insurance contracts issued before the transition date, that is measured at cost to be measured at its current value by applying a full retrospective approach, modified retrospective approach or fair value approach (January 1, 2022, the beginning of the annual reporting period immediately preceding the date of initial application).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

3.  Significant accounting policies (continued)

i) K-IFRS No.1117 ‘Insurance Contracts’(continued)

(b) The following new accounting standards and amendments have been published that are not mandatory for annual periods beginning after March 31, 2022 and have not been early adopted by the Group. (continued)

③ Accounting policies related to conversion (continued)

In principle, the Group shall identify, recognize, and measure (full retrospective approach) each group of insurance contracts as if K-IFRS No. 1117 had been applied even before the transition date. However, if this approach is impracticable, the Group may choose to apply either the modified retrospective approach or fair value approach. On the other hand, for groups of insurance contracts with direct participation features which meet certain criteria, a fair value approach may be applied even if the full retrospective approach is applicable.

The objective of the modified approach is to achieve the closest outcome to retrospective application possible using reasonable and supportable information available without undue cost or effort. The fair value approach is an approach of assessing a group of insurance contracts using fair value assessments, etc. in accordance with K-IFRS No. 1113 ‘Fair Value Measurement’. To apply the fair value approach, the Group shall determine the contractual service margin or loss component of the liability for remaining coverage at the transition date as the difference between the fair value of a group of insurance contracts and the fulfilment cash flows measured at that date.

④ Preparing for the application

As part of preparation for integration of life insurance sector in 2021, the Group has completed setting up actuarial assumptions and models and insurance liability settlement system. Before 2023, when the standard is first applied, the Group is planning to continue fostering and reinforcing additional professionals and will constantly promote advancement, including improvements on system stability and verification of the consistency of data output. Also, the Group is being overhauled and established an Internal Control of Financial Reporting that goes along with the dynamic accounting environment in order to prepare and disclose reliable accounting information.

The application of K-IFRS No. 1117 will not only result to a change in accounting standards, but will also affect insurance product development, sales strategies, and long-term management strategies. Therefore, with the aim of re-establishment of the overall business management system, the Group will continue to provide training to the employees and report to the management the status and implementation plan of K-IFRS No. 1117.

⑤ Financial impact assessment

As the implementation of K-IFRS No. 1117 results to changes in the valuation of liabilities, revenue recognition, etc., the Group believes that the impact of this standard on the financial statements will be significant. The Group is determining the impacts on the consolidated financial statements due to the application of the standard. However, in practice, it is difficult to provide reasonable estimates of the impact on future financial statements. As of September 30, 2022, the Group has an insurance contract liability of ~~W~~60,530,522 million, calculated in accordance with K-IFRS No.1104 ‘Insurance contracts’.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management

(a) Overview

Shinhan Financial Group Co., Ltd. (collectively the “Group”) manages various risks that may be arisen by each business sector and the major risks to which the Group is exposed include credit risk, market risk, interest rate risk, and liquidity risk. These risks are recognized, measured, controlled and reported in accordance with risk management guidelines established at the controlling company level and at the subsidiary level.

i) Risk management principles

The risk management principles of the Group are as follows:

-	All business activities take into account the balance of risks and profits within a predetermined risk trend.
-	The controlling company shall present the Group Risk Management Model Standards and supervise their compliance, and have responsibility and authority for group-level monitoring.
-	Operate a risk-related decision-making system that enhances management's involvement.
-	Organize and operate risk management organizations independent of the business sector.
-	Operate a performance management system that clearly considers risks when making business decisions.
-	Aim for preemptive and practical risk management functions.
-	Share a cautious view to prepare for possible deterioration of the situation.

ii) Risk management organization

The basic policies and strategies for risk management of the Group are established by the Risk Management Committee (collectively the "Group Risk Management Committee") within the controlling company's Board of Directors. The Group's Chief Risk Management Officer (CRO) assists the Group Risk Management Committee and consults the risk policies and strategies of the group and each subsidiary through the Group Risk Council, which includes the Chief Risk Management Officer of each subsidiary. The subsidiary implements the risk policies and strategies of the Group through each company's risk management committee, risk-related committee, and risk management organization, and consistently establishes and implements the detailed risk policies and strategies of the subsidiary. The risk management team of the controlling company assists the Group's chief risk management officer for risk management and supervision.

Shinhan Financial Group has a hierarchical limit system to manage the risks of the Group to an appropriate level. The Group Risk Management Committee sets the risk limits that can be assumed by the Group and its subsidiaries, while the Risk Management Committee and the Committee of each subsidiary set and manage detailed risk limits by risk, department, desk, and product types.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management (continued)

(a) Overview (continued)

ii) Risk management organization (continued)

① Group Risk Management Committee

The Group established the risk management system for the Group and each of its subsidiaries, and comprehensively manages group risk-related matters such as establishing risk policies, limits, and approvals. The Committee consists of directors of the Group.

The resolution of the Committee is as follows:

-Establish risk management basic policy in line with management strategy

-Determine the level of risk that can be assumed by the Group and each subsidiary

-Approve appropriate investment limit or loss allowance limit

-Enact and amend the Group Risk Management Regulations and the Group Risk Council Regulations

-Matters concerning risk management organization structure and division of duties

-Matters concerning the operation of the risk management system;

-Matters concerning the establishment of various limits and approval of limits

-Make decisions on approval of the FSS's internal rating law for non-retail and retail credit rating systems

-Matters concerning risk disclosure policy

-Analysis of crisis situation, related capital management plan and financing plan

-Matters deemed necessary by the board of directors

-Materials required by external regulations such as the Financial Services Commission and other regulations and guidelines

-Matters deemed necessary by the Chairman

The resolution of the Group Risk Management Committee is reported to the Board of Directors.

② Group Risk Management Council

In order to maintain the Group's risk policy and strategy consistently, the Group decides what is necessary to discuss the risks of the Group and to carry out the policies set by the Group Risk Management Committee. The members are chaired by the group's risk management officer and consist of the risk management officers of major subsidiaries.

iii) Group Risk Management System

① Management of the risk capital

Risk capital refers to the capital required to compensate for the potential loss (risk) if it is actually realized. Risk capital management refers to the management of the risk assets considering its risk appetite, which is a datum point on the level of risk burden compared to available capital, so as to maintain the risk capital at an appropriate level. The Group and subsidiaries establish and operate a risk planning process to reflect the risk plan in advance when establishing financial and business plans for risk capital management and establish a risk limit management system to control risk to an appropriate level.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management (continued)

(a) Overview (continued)

iii) Group Risk Management System (continued)

② Risk Monitoring

In order to proactively manage risks by periodically identifying risk factors that can affect the group's business environment, the Group has established a multi-dimensional risk monitoring system. Each subsidiary is required to report to the Group on key issues that affect risk management at the group level. The Group prepares weekly, monthly and occasional monitoring reports to report to Group management including the CRO.

In addition, the Risk Dash Board is operated to derive abnormal symptoms through three-dimensional monitoring of expansion of portfolios, increased risks, and external environmental changes of assets for each subsidiary. If necessary, the Group takes preemptive risk management to establish and implement countermeasures.

③ Risk Reviewing

When conducting new product, new business and major policy changes, risk factors are reviewed by using a pre-defined checklist to prevent indiscriminate promotion of business that is not easy to judge risk and to support rational decision making. The subsidiary's risk management department conducts a preliminary review and post-monitoring process on products, services, and projects to be pursued in the business division. In case of matters that are linked or jointly promoted with other subsidiaries, the risk reviews are carried out after prior-consultation with the risk management department of the Group.

④ Risk Management

The Group maintains a group wide risk management system to detect the signals of any risk crisis preemptively and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern. Each subsidiary maintains crisis planning for three levels of contingencies, namely, ‘alert’, ‘imminent crisis’ and ‘crisis’ determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan. At the controlling company level, the Group maintains and installs crisis detection and response system which is applied consistently group-wide, and upon the happening of any contingency at two or more subsidiary level, the Group directly takes charge of the situation so that the Group manages it on a concerted group wide basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management (continued)

(b) Credit risk

Credit risk is the risk of potential economic loss that may be caused if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and is the largest risk which the Group is facing. The Group’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivative transactions.

Shinhan Bank's basic policy on credit risk management is determined by the Risk Policy Committee. The Risk Policy Committee consists of the chairman of the CRO, the Chief Credit Officer (CCO), the head of the business group, and the head of the risk management department, and decides the credit risk management plan and the direction of the loan policy for the entire bank. Apart from the Risk Policy Committee, the Credit Review Committee is established to separate credit monitoring, such as large loans and limit approval, and is composed of chairman, the CCO, CRO and the head of the group in charge of the credit-related business group, the head of the credit planning department, and the senior examination team to enhance the credit quality of the loan and profitability of operation.

Shinhan Bank's credit risk management includes processes such as credit evaluation, credit monitoring, and credit supervision, and credit risk measurement of counterparties and limit management processes and credit risk measurements for portfolios. All loan customers of Shinhan Bank are evaluated and managed with credit ratings. Retail customers are evaluated by the personal information, the bank's internal information and external credit information, and the corporate customers are evaluated by considering financial and non-financial items such as industrial risk, operating risk, and management risk. The evaluated credit rating is used for credit approval, limit management, pricing, credit loss provisioning, etc., and is the basis for credit risk management. The credit evaluation system is divided into an evaluation system for retail customers, a SOHO evaluation system, and an evaluation system for corporate customers. It is subdivided and refined by each model to reflect the Basel III requirements. The corporate credit decision is based on a collective decision-making system, making objective and prudent decisions. In the case of a general credit of loans, the credit is approved based on the consultation between branch’s RM (Relationship Manager) and loan officers of each business division’s headquarters. In the case of a large or important credit, the credit is approved by the review council. In particular, the Credit Deliberation Committee, the highest decision-making body of the loan, reviews for important loans such as large loans. Credits for retail customers are monitored by an automated credit scoring systems (CSS) based on objective statistical methods and bank credit policies.

Shinhan Bank operates a regular monitoring system for the regular management of individual loans. The loan officers and RM evaluate the adequacy of the result of the loan review by automatically searching for anticipated insolvent companies among business loan partners, and if necessary, the credit rating of the corporate is requested of an adjustment. In accordance with these procedures, the corporate customers are classified as an early warning company, an observation company, and a normal company, and then are managed differently according to the management guidelines for each risk stage, thereby preventing the insolvency of the loan at an early stage. The financial analysis support system affiliated with a professional credit rating agency supports credit screening and management, and the credit planning department calculates and manages industrial grades and analyzes and provides industry trends and company information. In order to control the credit risk for the credit portfolio to an appropriate level, credit VaR limits are set and managed for each business and business sector, and to prepare for the credit risk caused by biased exposure to specific sectors, the Group sets and manages exposure limits for each sector by the party, industry, country, etc.

Shinhan Card's basic policy on credit risk is determined by the Risk Management Committee. The Risk Management Committee consists of the Risk Management Officer (CRO) as the chairperson, and is composed of the heads of each business division and supporting division, and the heads of related departments. Apart from the RMC, a credit committee in charge of monitoring corporate credits and other important credits over a certain amount has been established to separate credit policy decisions from credit monitoring.

Shinhan Card’s credit rating system is divided into ASS(Application Scoring System) and BSS(Behavior Scoring System). Unless a customer fall under “rejections due to policy” (such circumstances include delinquency of other credit card companies) and his/her credit rating is above a certain rate, an application of AS is approved. There is a separate screening criterion for credit card customers, who has maintained its relationship with Shinhan Financial Group for a long-term and has a good credit history. In addition, the elements of credit ratings are used as the basis for setting limits when issuing cards. The BSS, which is recalculated monthly, predicts the delinquency probability of cardholders, and utilizes it to monitor members and monitor portfolio risk.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management (continued)

(b) Credit risk(continued)

i) Techniques, assumptions and input variables used to measure impairment

i-1) Determining significant increases in credit risk since initial recognition

At the end of each reporting period, the Group assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Group uses the change in the risk of a default occurring over the expected life of the financial instrument instead of the change in the amount of expected credit losses.

To make the assessment, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and considers reasonable and supportable information, that is available without undue cost or effort, and is indicative of significant increases in credit risk since initial recognition. Information includes the default experience data held by the Group and analysis by an internal credit rating expert.

i-1-1) Measuring the risk of default

The Group assigns an internal credit risk rating to each individual exposure based on observable data and historical experiences that have been found to have a reasonable correlation with the risk of default. The internal credit risk rating is determined by considering both qualitative and quantitative factors that indicate the risk of default, which may vary depending on the nature of the exposure and the type of borrower.

i-1-2) Measuring term structure of probability of default

Internal credit risk rating is a key variable input to determine the term structure of probability of default. The Group accumulates information after analyzing the information regarding exposure to credit risk and default information by the type of product and borrower and results of internal credit risk assessment. For some portfolios, the Group uses information obtained from external credit rating agencies when performing these analyses.

The Group applies statistical techniques to estimate the probability of default for the remaining life of the exposure from the accumulated data and to estimate changes in the estimated probability of default over time.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-1-3) Significant increases in credit risk

The Group uses the indicators defined as per portfolio to determine the significant increase in credit risk and such indicators generally consist of changes in the risk of default estimated from changes in the internal credit risk rating, qualitative factors, days of delinquency, and others. The method used to determine whether credit risk of financial instruments has significantly increased after the initial recognitions is summarized as follows:

Corporate exposures	Retail exposures	Card exposures

Significant change in credit ratings	Significant change in credit ratings	Significant change in credit ratings
Continued past due more than 30 days	Continued past due more than 30 days	Continued past due more than 7 days(personal card)
Loan classification of and below precautionary	Loan classification of and below precautionary	Loan classification of and below precautionary
Borrower with early warning signals	Borrower with early warning signals	Specific pool segment
Negative net assets	Specific pool segment
Adverse audit opinion or disclaimer of opinion	Collective loans for housing for which the constructors are insolvent
Interest coverage ratio below 1 for a consecutive period of three years or negative cash flows from operating activities for a consecutive period of two years	Loans with identified indicators for significant increases in other credit risk

Loans with identified indicators for significant increases in other credit risk

The Group assumes that the credit risk of the financial instrument has been increased significantly since initial recognition if a specific exposure is past due more than 30 days (except, for a specific portfolio if it is past due more than 7 days). The Group counts the number of days past due from the earliest date on which the Group fails to fully receive the contractual payments from the borrower, and does not take into account the grace period granted to the borrower.

The Group regularly reviews the criteria for determining if there have been significant increases in credit risk from the following perspective:

- A significant increase in credit risk shall be identified prior to the occurrence of default.

- The criteria established to judge the significant increase in credit risk shall have a more predictive power than the criteria for days of delinquency.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-2) Modified financial assets

If the contractual cash flows on a financial asset have been modified through renegotiation and the financial asset is not derecognized, the Group assesses whether there has been a significant increase in the credit risk of the financial instrument by comparing the risk of a default occurring at initial recognition based on the original, unmodified contractual terms and the risk of a default occurring at the reporting date based on the modified contractual terms.

The Group may adjust the contractual cash flows of loans to customers who are in financial difficulties in order to manage the risk of default and enhance the collectability (hereinafter referred to as ‘debt restructuring’). These adjustments generally involve extension of maturity, changes in interest payment schedule, and changes in other contractual terms.

Debt restructuring is a qualitative indicator of a significant increase in credit risk and the Group recognizes lifetime expected credit losses for the exposure expected to be the subject of such adjustments. If a borrower faithfully makes payments of contractual cash flows that are modified in accordance with the debt restructuring or if the borrower's internal credit rating has recovered to the level prior to the recognition of the lifetime expected credit losses, the Group recognizes the 12-month expected credit losses for that exposure again.

i-3) Risk of default

The Group considers a financial asset to be in default if it meets one or more of the following conditions:

- If a borrower is overdue 90 days or more from the contractual payment date,

- If the Group judges that it is not possible to recover principal and interest without enforcing the collateral on a financial asset

The Group uses the following indicators when determining whether a borrower is in default:

- Qualitative factors (e.g. breach of contractual terms),

- Quantitative factors (e.g. if the same borrower does not perform more than one payment obligations to the Group, the number of days past due per payment obligation. However, in the case of a specific portfolio, the Group uses the number of days past due for each financial instrument),

- Internal observation data and external data

The definition of default applied by the Group generally conforms to the definition of default defined for regulatory capital management purposes; however, depending on the situations, the information used to determine whether a default has occurred, and the extent thereof may vary.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-4) Reflection of forward-looking information

The Group reflects future forward-looking information presented by a group of internal experts based on various information when measuring expected credit losses. The Group utilizes economic forecasts disclosed by domestic and foreign research institutes, governments, and public institutions to predict forward-looking information.

The Group analyzed the data experienced in the past, derived correlations between major macroeconomic variables and credit risks required for predicting credit risk and credit loss for each portfolio, and then reflected future forecast information through regression estimation. To reflect the prolonged COVID-19 and the internal and external economic uncertainty, the worst scenario was additionally reviewed in three scenarios, upside, central, and downside to reflect the final forward-looking information.

Key macroeconomic variables	Correlation with credit risk
3Y Corporate bonds	Positive
GDP growth rate	Negative
Consumer price fluctuation rate	Positive

The predicted correlations between the macroeconomic variables and the risk of default, used by the Group, are derived based on data from the past more than ten years.

The default rate forecast applied in estimating allowance for expected credit loss for the period ended June 30, 2022 was re-estimated using changed forward-looking information on Corporate bond’s rate of return, GDP growth rate and Consumer price fluctuation rate, which were major variables for calculating the default rate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-5) Measurement of expected credit losses

Key variables used in measuring expected credit losses are as follows:

- Probability of default (“PD”)

- Loss given default (“LGD”)

- Exposure at default (“EAD”)

These variables have been estimated from historical experience data by using the statistical techniques developed internally by the Group and have been adjusted to reflect forward-looking information.

Estimates of PD over a specified period are estimated by reflecting characteristics of counterparties and their exposure, based on a statistical model at a specific point of time. The Group uses its own information to develop a statistical credit assessment model used for the estimation, and additional information observed in the market is considered for some portfolios such as a group of large corporates. When a counterparty or exposure is concentrated in specific grades, the method of measuring PD for those grades would be adjusted, and the PD by grade is estimated by considering contract expiration of the exposure.

LGD refers to the expected loss if a borrower defaults. The Group calculates LGD based on the experience recovery rate measured from past default exposures. The model for measuring LGD is developed to reflect type of collateral, seniority of collateral, type of borrower, and cost of recovery. In particular, LGD for retail loan products uses loan to value (LTV) as a key variable. The recovery rate reflected in the LGD calculation is based on the present value of recovery amount, discounted at the effective interest rate.

EAD refers to the expected exposure at the time of default. The Group derives EAD reflecting a rate at which the current exposure is expected to be used additionally up to the point of default within the contractual limit. EAD of financial assets is equal to the total carrying amount of the asset, and EAD of loan commitments or financial guarantee contracts is calculated as the sum of the used amount previously withdrawn and amount expected to be used in the future.

In measuring expected credit losses on financial assets, the Group uses the contractual maturity as the period subject to expected credit loss measurement. The contractual maturity is computed taking into account the extension right held by the borrower.

Risk factors of PD, LGD and EAD are collectively estimated according to the following criteria:

- Type of products

- Internal credit risk rating

- Type of collateral

- Loan to value (“LTV”)

- Industry that the borrower belongs to

- Location of the borrower or collateral

- Days of delinquency

The criteria classifying groups is periodically reviewed to maintain homogeneity of the group and adjusted if necessary. The Group uses external benchmark information to supplement internal information for a particular portfolio that did not have sufficient internal data accumulated from the past experience.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-6) Write-off of financial assets

The Group writes off a portion of or entire loan or debt security that is not expected to receive its principal and interest. In general, the Group conducts write-off when it is deemed that the borrower has no sufficient resources or income to repay the principal and interest. Such determination on write-off is carried out in accordance with the internal rules of the Group and is carried out with the approval of an external institution, if necessary. Apart from write-off, the Group may continue to exercise its right of collection under its own recovery policy even after the write-off of financial assets.

ii) Maximum exposure to credit risk

Exposure to credit risk is the exposure related to due from banks, loans, investments in debt securities, derivative transactions, off-balance sheet accounts such as loan commitment. The exposures of due from banks and loans are classified into government, bank, corporation or retail based on the exposure classification criteria of BASEL III credit risk weights, and the net carrying amount, excluding provisions, is presented as the maximum amount that can be exposed by credit risk.

The Group’s maximum exposure to credit risk without taking into account of any collateral held or other credit enhancements as of September 30, 2022 and December 31, 2021 are as follows:

		September 30, 2022	December 31, 2021
Due from banks and loans at amortized cost (*1)(*3):
Banks	~~W~~	19,102,793	14,166,508
Retail		185,396,808	186,358,002
Government/Public sector/Central bank		23,079,843	15,251,465
Corporations		193,623,069	172,527,573
Card receivable		27,324,137	25,065,621
		448,526,650	413,369,169

Due from banks and loans at fair value through profit or loss(*3):
Banks		103,837	34,262
Corporations		1,788,419	1,683,344
		1,892,256	1,717,606

Securities at fair value through profit or loss		54,987,949	58,310,838
Securities at fair value through other comprehensive income		63,547,428	63,806,919
Securities at amortized cost(*1)		55,902,650	49,930,076
Derivative assets		11,206,840	3,799,189
Other financial assets(*1)(*2)		26,067,830	23,238,932
Guarantee contracts		19,751,782	16,745,707
Loan commitments and other credit liabilities		206,062,216	193,853,866
	~~W~~	887,945,601	824,772,302

(*1) The maximum exposure amounts for due from banks, loans, securities at amortized cost and other financial assets at amortized cost are recorded as net of allowances.

(*2) Other financial assets mainly comprise of receivables, accrued income, secured deposits, prepayment, and uncollected domestic exchange settlement.

(*3) Classified as similar credit risk group based on calculation of the BIS ratio under new Basel Capital Accord (Basel III).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management (continued)

(b) Credit risk (continued)

iii) Impairment information by credit risk of financial assets

Details of impaired financial assets due to credit risk as of September 30, 2022 and December 31, 2021 are as follows:

		September 30, 2022
		12-month expected loss		Lifetime expected loss			Total	Allowances	Net	Mitigation of credit risk due to collateral
		Grade 1	Grade 2	Grade 1	Grade 2	Impaired
Due from banks and loans at amortized cost:
Banks	~~W~~	14,386,631	4,619,127	119,484	777	-	19,126,019	(23,226)	19,102,793	41,624
Retail		168,681,685	7,050,956	7,625,336	2,141,579	643,736	186,143,292	(746,484)	185,396,808	131,018,326
Government/Public sector /Central bank		21,564,313	1,501,640	21,284	286	-	23,087,523	(7,680)	23,079,843	9,000
Corporations		115,809,015	47,341,016	12,692,607	18,748,398	861,064	195,452,100	(1,829,031)	193,623,069	104,052,470
Card receivable		20,555,133	2,717,130	2,024,167	2,521,536	456,595	28,274,561	(950,424)	27,324,137	11,810
		340,996,777	63,229,869	22,482,878	23,412,576	1,961,395	452,083,495	(3,556,845)	448,526,650	235,133,230
Securities at fair value through other comprehensive income(*)		54,494,913	8,974,998	-	77,517	-	63,547,428	-	63,547,428	-
Securities at amortized cost		54,169,022	1,737,620	-	12,219	-	55,918,861	(16,211)	55,902,650	-
	~~W~~	449,660,712	73,942,487	22,482,878	23,502,312	1,961,395	571,549,784	(3,573,056)	567,976,728	235,133,230

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management (continued)

(b) Credit risk (continued)

iii) Impairment information by credit risk of financial assets (continued)

Details of impaired financial assets due to credit risk as of September 30, 2022 and December 31, 2021 are as follows (continued):

		December 31, 2021
		12-month expected loss		Lifetime expected loss			Total	Allowances	Net	Mitigation of credit risk due to collateral
		Grade 1	Grade 2	Grade 1	Grade 2	Impaired
Due from banks and loans at amortized cost:
Banks	~~W~~	10,793,973	3,278,144	112,254	434	-	14,184,805	(18,297)	14,166,508	133,618
Retail		169,313,467	7,015,361	7,900,192	2,127,173	581,534	186,937,727	(579,725)	186,358,002	126,988,030
Government/Public sector /Central bank		14,531,532	710,527	17,433	257	-	15,259,749	(8,284)	15,251,465	9,000
Corporations		101,866,101	44,060,819	10,743,965	16,702,928	853,977	174,227,790	(1,700,217)	172,527,573	93,682,859
Card receivable		18,793,517	2,541,833	1,829,837	2,350,634	428,068	25,943,889	(878,268)	25,065,621	8,774
		315,298,590	57,606,684	20,603,681	21,181,426	1,863,579	416,553,960	(3,184,791)	413,369,169	220,822,281
Securities at fair value through other comprehensive income(*)		56,176,008	7,478,125	-	152,786	-	63,806,919	-	63,806,919	-
Securities at amortized cost		48,305,398	1,605,335	-	36,290	-	49,947,023	(16,947)	49,930,076	-
	~~W~~	419,779,996	66,690,144	20,603,681	21,370,502	1,863,579	530,307,902	(3,201,738)	527,106,164	220,822,281

(*) Credit loss allowance recognized as other comprehensive income of securities at fair value through other comprehensive income amounted to ~~W~~ 33,799 million and ~~W~~ 37,486 million as of September 30, 2022 and December 31, 2021.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management (continued)

(b) Credit risk (continued)

iv) Credit risk exposures per credit grade of off-balance items

Credit risk exposures per credit grade of off-balance items as of September 30, 2022 and December 31, 2021 are as follows:

		September 30, 2022
		Grade 1	Grade 2	Impaired	Total
Guarantee contracts :
12-month expected credit loss	~~W~~	15,391,332	3,532,504	-	18,923,836
Lifetime expected credit loss		516,547	200,168	-	716,715
Impaired financial asset		-	-	111,231	111,231
		15,907,879	3,732,672	111,231	19,751,782
Loan commitment and other credit line
12-month expected credit loss		177,015,205	18,067,263	-	195,082,468
Lifetime expected credit loss		7,852,649	3,122,274	-	10,974,923
Impaired financial asset		-	-	4,825	4,825
		184,867,854	21,189,537	4,825	206,062,216
	~~W~~	200,775,733	24,922,209	116,056	225,813,998

		December 31, 2021
		Grade 1	Grade 2	Impaired	Total
Guarantee contracts :
12-month expected credit loss	~~W~~	12,671,376	3,434,615	-	16,105,991
Lifetime expected credit loss		342,224	205,179	-	547,403
Impaired financial asset		-	-	92,313	92,313
		13,013,600	3,639,794	92,313	16,745,707
Loan commitment and other credit line
12-month expected credit loss		160,307,100	23,370,613	-	183,677,713
Lifetime expected credit loss		7,406,324	2,759,057	-	10,165,381
Impaired financial asset		-	-	10,772	10,772
		167,713,424	26,129,670	10,772	193,853,866
	~~W~~	180,727,024	29,769,464	103,085	210,599,573

v) Credit qualities are classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Individuals	Probability of default below 2.25% for each pool	Probability of default 2.25% or above for each pool
Government/Public agency/Central bank	OECD sovereign credit rating of 6 or above	OECD sovereign credit rating of below 6
Banks and Corporations (including card receivables)	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+
Card receivables (Individuals)	Behavior scoring system of 7 grade or above	Behavior scoring system of below 7 grade

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management (continued)

(b) Credit risk (continued)

vi) Concentration by industry sector

An analysis of concentration by industry sector of financial instrument, net of allowance, as of September 30, 2022 and December 31, 2021 are as follows:

		September 30, 2022
Classification(*)		Finance and insurance	Manu -facturing	Retail and wholesale	Real estate and business	Construction service	Lodging and Restaurant	Other	Retail customers	Total
Due from banks and loans at amortized cost:
Banks	~~W~~	18,614,637	-	-	-	-	-	488,156	-	19,102,793
Retail		-	-	-	-	-	-	-	185,396,808	185,396,808
Government/Public sector/Central bank		22,993,247	-	-	1,295	-	-	85,301	-	23,079,843
Corporations		13,922,228	60,600,492	23,404,209	45,234,491	4,309,197	6,581,321	39,571,131	-	193,623,069
Card receivable		64,844	273,505	228,942	47,031	48,724	31,230	976,229	25,653,632	27,324,137
		55,594,956	60,873,997	23,633,151	45,282,817	4,357,921	6,612,551	41,120,817	211,050,440	448,526,650
Due from banks and loans at fair value through profit or loss
Banks		103,837	-	-	-	-	-	-	-	103,837
Corporations		1,044,071	465,608	4,872	123,940	93,100	436	56,392	-	1,788,419
		1,147,908	465,608	4,872	123,940	93,100	436	56,392	-	1,892,256
Securities at fair value through profit or loss		34,017,310	2,341,687	1,123,745	985,019	208,778	68,883	16,242.527	-	54,987,949
Securities at fair value through other comprehensive income		26,488,138	3,221,405	622,955	852,611	1,101,568	41,760	31,218,991	-	63,547,428
Securities at amortized cost		13,026,522	9,916	-	1,083,867	1,342,788	-	40,439,557	-	55,902,650
		130,274,834	66,912,613	25,384,723	48,328,254	7,104,155	6,723,630	129,078,284	211,050,440	624,856,933
Off-balance accounts
Guarantees		2,587,035	9,989,996	3,632,833	242,068	196,906	125,724	2,629,132	348,088	19,751,782
Loan commitments and other liabilities related to credit		17,064,534	29,955,460	10,903,528	4,088,835	2,159,660	502,476	16,567,118	124,820,605	206,062,216
	~~W~~	19,651,569	39,945,456	14,536,361	4,330,903	2,356,566	628,200	19,196,250	125,168,693	225,813,998

(*) The composition details by industry are net book value less allowances.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management (continued)

(b) Credit risk (continued)

vi) Concentration by industry sector (continued)

An analysis of concentration by industry sector of financial instrument, net of allowance, as of September 30, 2022 and December 31, 2021 are as follows (continued):

		December 31, 2021
Classification(*)		Finance and insurance	Manu -facturing	Retail and wholesale	Real estate and business	Construction service	Lodging and Restaurant	Other	Retail customers	Total
Due from banks and loans at amortized cost:
Banks	~~W~~	13,447,829	-	-	-	-	-	718,679	-	14,166,508
Retail		-	-	-	-	-	-	-	186,358,002	186,358,002
Government/Public sector/Central bank		15,216,403	-	-	1,797	-	-	33,265	-	15,251,465
Corporations		13,384,083	53,134,572	21,167,564	41,106,836	3,727,338	6,544,166	33,463,014	-	172,527,573
Card receivable		51,123	252,973	228,900	46,896	45,568	29,713	1,899,301	22,511,147	25,065,621
		42,099,438	53,387,545	21,396,464	41,155,529	3,772,906	6,573,879	36,114,259	208,869,149	413,369,169
Due from banks and loans at fair value through profit or loss
Banks		34,262	-	-	-	-	-	-	-	34,262
Corporations		986,736	492,598	15,107	78,753	22,537	2,637	84,976	-	1,683,344
		1,020,998	492,598	15,107	78,753	22,537	2,637	84,976	-	1,717,606
Securities at fair value through profit or loss		33,769,892	3,248,846	1,169,038	773,687	299,972	152,341	18,897,062	-	58,310,838
Securities at fair value through other comprehensive income		27,034,695	3,529,756	523,631	775,967	1,144,998	30,928	30,766,944	-	63,806,919
Securities at amortized cost		10,309,318	-	-	1,074,393	1,249,070	-	37,297,295	-	49,930,076
		114,234,341	60,658,745	23,104,240	43,858,329	6,489,483	6,759,785	123,160,536	208,869,149	587,134,608
Off-balance accounts
Guarantees		2,308,627	8,124,340	3,469,001	350,591	207,691	151,653	2,132,267	1,537	16,745,707
Loan commitments and other liabilities related to credit		15,445,541	25,389,003	8,908,201	3,676,457	2,213,871	499,633	20,404,848	117,316,312	193,853,866
	~~W~~	17,754,168	33,513,343	12,377,202	4,027,048	2,421,562	651,286	22,537,115	117,317,849	210,599,573

(*) The composition details by industry are net book value less allowances.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management (continued)

(c) Market risk

i) Market risk management from trading positions

i-1) Concept of Market risk

Market risk is defined as the risk of loss of trading account position of financial institutions due to changes on market price, such as interest rates, exchange rates and stock prices, etc. and is divided into general market risks and individual risks. A general market risk refers to a loss from price variability caused by events affecting the market as a whole, such as interest rates, exchange rates and stock prices; and an individual risk refers to a loss from price variability related to individual events of securities issuer, such as bonds and stocks.

i-2) Market risk Management Method

The basic principle of market risk management in the trading sector is to maintain the maximum possible loss due to market risk within a certain level. To this end, the Group sets and operates VaR limits, investment limits, position limits, sensitivity limits, and loss limits from the portfolio to individual desks. These limits are managed daily by the department in charge of risk management, independent from the operating department.

Trading positions refer to securities, foreign exchange positions, and derivative financial instruments held for the purpose of obtaining short-term trading gains. As a method of measuring market risk, VaR (Value at Risk) is typical, and it is a statistical measurement of the potential maximum loss that can occur due to changes in market conditions. VaR calculates the standard method market risk using the Group Market Risk Measurement System (TRMS), and Shinhan Bank and Shinhan Securities Co., Ltd. use their own internal model market risk calculation system.

Stress tests are conducted to supplement risk measurement by statistical methods and to manage losses that may arise from rapid changes in the economic environment.

Shinhan Bank measures the market risk of linear products, such as stocks and bonds, as well as non-linear products, such as options by applying historical simulation method of 99% confidence level-based VaR. Trading position data is automatically interfaced into measurement system, and the system conducts VaR measurement and manages the limit. In addition, the Bank sets loss limit, sensitivity limit, investment limit, stress limit, etc. for Trading Department and desks, and monitors daily.

Shinhan Securities Co., Ltd. measures daily market risk by applying historical simulation VaR method of 99.9% confidence level-based VaR. Historical simulation VaR method does not require assumption on a particular distribution since the method derives scenarios directly from historical market data, and measures non-linear products, such as options, in details. In addition to the VaR limit, the Shinhan Securities Co., Ltd. sets and manages issuance and transaction limit, and stop-loss limit for each department.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management (continued)

(c) Market risk (continued)

ii) Interest rate risk management from non-trading positions

ii-1) Principle

Interest rate risk refers to the possibility of a decrease in net interest income or in net asset value that occurs when interest rates fluctuate unfavorably from the Group's financial position. The Group manages net interest income or changes in net asset value that occur due to changes in interest rates by early predicting the factors of interest rate risk fluctuation related to the Group's net interest income and net asset value through the interest rate risk management.

ii-2) Managements

Shinhan Financial Group's major financial subsidiaries manage interest rate risks independently by the risk management organization and the treasury department, and have internal regulations on interest rate risk management strategies, procedures, organization, measurement, and major assumptions.

One of the key indicators of managing interest rate risk is the Earnings at Risk (EaR) from an earning perspective and the Value at Risk (VaR) from an economic value perspective. Interest rate VaR represents the maximum anticipated loss in a net present value calculation, whereas interest rate EaR represents the maximum anticipated loss in a net earnings calculation for the immediately following one-year period, in each case, as a result of negative movements in interest rates.

The precision of risk management system differs by each subsidiary. Interest rate VaR and interest rate EaR are measured by internal method or IRRBB (Interest Rate Risk In The Banking Book), and interest rate risk limits are set and monitored based on the interest rate VaR. In accordance with the amendments in Regulations for Supervision of Financial Holding Companies, the Group measures the interest rate risk using the Basel III based IRRBB, which measures the interest rate risk more precisely than the existing BIS standard framework by segmenting maturities of interest rates, reflecting customer behaviour models and diversifying interest rate shocks. The interest rate VaR scenario based IRRBB measures ① parallel up shock ② parallel down shock ③ steepener shock ④ flattener shock ⑤ short rate up shock ⑥ short rate down shock. By the parallel up shock and parallel down shock, the interest rate VaR scenario measures the scenario value with the largest loss as interest rate risk. Under the existing BIS standard framework, ± 200bp parallel shock scenario is applied to all currency. However, as the shock width is set differently by currency and period, interest rate risk is measured significantly by the IRRBB. ((KRW) Parallel ± 300bp, Short Term ± 400bp, Long Term ± 200bp, (USD) Parallel ± 200bp, Short Term ± 300bp, Long Term ± 150bp) In the IRRBB method, the existing interest rate VaR and the interest rate EaR are expressed as △ EVE (Economic Value of Equity) and △ NII (Net Interest Income), respectively.

Since impacts of each subsidiary on changes of interest rates are differentiated by portfolios, the Group is preparing to respond proactively while monitoring the financial market and regulatory environment, and making efforts to hedge or reduce interest rate risk. In addition, the subsidiaries conduct the crisis analysis on changes in market interest rates and report it to management and the Group.

In particular, through its ALM (Asset and Liability Management) system, Shinhan Bank measures and manages its interest rate risk based on various analytical measures such as interest rate gap, duration gap and NPV (Net Present Value) and NII (Net Interest Income) simulations, and monitors on a monthly basis its interest rate VaR limits, interest rate EaR (Earnings at Risk) limits and interest rate gap ratio limits.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management (continued)

(c) Market risk (continued)

iii) Foreign exchange risk

Exposure to foreign exchange risk can be defined as the difference (net position) between assets and liabilities presented in foreign currency, including derivative financial instruments linked to foreign exchange rate. Foreign exchange risk is a factor that causes market risk of the trading position and is managed by the Group under the market risk management system.

The management of Shinhan Bank’s foreign exchange position is centralized at the S&T Center. Dealers in the S&T Center manage Shinhan Bank’s overall position within the set limits through spot trading, forward contracts, currency options, futures and swaps and foreign exchange swaps. Shinhan Bank sets a limit for net open positions by currency and the limits for currencies other than the U.S. dollars (USD), Japanese yen (JPY), Euros (EUR) and Chinese yuan (CNY) are set in order to minimize exposures from the other foreign exchange trading.

(d) Liquidity risk

Liquidity risk refers to the risk of unexpected losses (such as the disposal of assets abnormal pricing, the procurement of high interest rates, etc.) or insolvency due to inconsistency in funding periods between assets and liabilities or a sudden outflow of funds.

Each subsidiary seeks to minimize liquidity risk through early detection of risk factors related to the sourcing and managing of funding that may cause volatility in liquidity and by ensuring that it maintains an appropriate level of liquidity through systematic management. At the Group level, the Group manages liquidity risk by conducting monthly stress tests that compare liquidity requirements under normal situations against those under three types of stress situations, namely, the group-specific internal crisis, crisis in the external market and a combination of internal and external crisis. Therefore, the Group is checking the liquidity side for abnormalities in preparation for the usual crisis.

In addition, in order to pre-emptively and comprehensively manage liquidity risk, the Group measures and monitors liquidity risk management using various indices, including the ‘limit management index’, ‘early warning index’ and ‘monitoring index’.

Shinhan Bank applies the following basic principles for liquidity risk management:

- Raise funding in sufficient amounts, at the optimal time at reasonable costs;

- Maintain risk at appropriate levels and preemptively manage them through a prescribed risk limit system and an early warning signal detection system;

- Secure stable sources of revenue and minimize actual losses by implementing an effective asset-liability management system based on diversified sources of funding with varying maturities;

- Monitor and manage daily and intra-daily liquidity positions and risk exposures for timely payment and settlement of financial obligations due under both normal and crisis situations;

- Conduct periodic contingency analysis in anticipation of any potential liquidity crisis and establish and implement emergency plans in case of a crisis actually happening; and

- Consider liquidity-related costs, benefits of and risks in determining the pricing of the Group’s products and services, employee performance evaluations and approval of launching of new products and services.

Shinhan Card sets and operates a level that can withstand a 3-month credit crunch for end-of-month liquidity. The Group defines and manages the level of caution, anxiety and risk for the real-life liquidity gap ratio, liquidity buffer ratio, and ABS weight compared to borrowings which are major indicators related to liquidity risk. A contingency plan has been established to prepare for a crisis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management (continued)

(d) Liquidity risk (continued)

The details of the composition of non-derivative financial liabilities and derivative financial instruments by remaining period are as of September 30, 2022 and December 31, 2021 are as follows:

		September 30, 2022
Classification(*1)		1 month or less	1~3 Months	3~6 Months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial liabilities:
Liabilities:
Deposits (*2)	~~W~~	212,618,374	58,747,418	37,077,392	54,388,406	18,240,311	1,967,207	383,039,108
Financial liabilities at fair value through profit or loss		1,253,967	-	-	-	-	-	1,253,967
Borrowings		14,042,983	6,286,503	5,358,411	6,419,868	18,506,707	4,715,067	55,329,539
Debt securities issued		8,367,019	7,060,520	8,621,875	17,776,049	40,280,433	5,646,352	87,752,248
Financial liabilities designated at fair value through profit or loss		484,693	1,036,808	136,975	518,094	3,668,289	1,108,490	6,953,349
Other financial liabilities		37,052,117	183,599	121,578	242,573	973,445	580,872	39,154,184
	~~W~~	273,819,153	73,314,848	51,316,231	79,344,990	81,669,185	14,017,988	573,482,395
Off balance(*3):
Guarantee contracts	~~W~~	19,751,782	-	-	-	-	-	19,751,782
Loan commitments and other liabilities related to credit		206,062,216	-	-	-	-	-	206,062,216
	~~W~~	225,813,998	-	-	-	-	-	225,813,998

Derivatives:
Derivatives	~~W~~	(1,027,182)	23,958	69,019	(43,734)	(1,049,088)	2,804	(2,024,223)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management (continued)

(d) Liquidity risk (continued)

The details of the composition of non-derivative financial liabilities and derivative financial instruments by remaining period are as of September 30, 2022 and December 31, 2021 are as follows (continued):

		December 31, 2021
Classifications (*1)		1 month or less (*3)	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial liabilities:
Liabilities:
Deposits(*2)	~~W~~	212,378,477	36,147,003	40,879,482	59,303,450	17,046,796	2,589,696	368,344,904
Financial liabilities at fair value through profit or loss		1,371,503	-	-	-	-	-	1,371,503
Borrowings		13,159,909	3,928,317	3,643,545	5,171,542	14,168,441	3,649,507	43,721,261
Debt securities issued		4,833,061	7,033,973	7,257,291	17,537,101	41,799,782	5,334,848	83,796,056
Financial liabilities designated at fair value through profit or loss		332,597	294,931	586,682	1,298,402	4,165,201	1,346,057	8,023,870
Other financial liabilities		26,754,163	175,952	136,110	568,997	579,871	159,352	28,374,445
	~~W~~	258,829,710	47,580,176	52,503,110	83,879,492	77,760,091	13,079,460	533,632,039
Off balance(*3):
Guarantee contracts	~~W~~	16,745,707	-	-	-	-	-	16,745,707
Loan commitments and other liabilities related to credit		193,853,866	-	-	-	-	-	193,853,866
	~~W~~	210,599,573	-	-	-	-	-	210,599,573

Derivatives:
Derivatives	~~W~~	380,609	23,508	11,867	23,099	(363,034)	47,464	123,513

(*1) These amounts include cash flows of principal and interest on financial liabilities.

(*2) Demand deposits amounting to ~~W~~166,200,328 million and ~~W~~172,107,724 million as of September 30, 2022 and December 31, 2021 are included in the ‘1 month or less’ category, respectively.

(*3) Though guarantees, loan agreements, and other credit offerings corresponding to financial guarantees such as bond issuance and loan collateral provided by the Group exist, if the counterparty requests a payment, the Group should fulfill the obligation immediately.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management (continued)

(e) Capital risk management

The criteria for capital adequacy to be complied with by the Group are 8.0%. In addition, the minimum regulatory BIS capital ratio, which should be maintained additionally to increase the ability to absorb losses, has been raised to up to 14% as the capital regulation based on the Basel III standard is enforced from 2016. This is based on the addition of capital conservation capital (2.5%p) and Domestic-Systemically Important Banks(D-SIB) capital (1.0%p) and economic response capital (2.5%p) to the existing lowest common equity capital ratio, and economic response capital can be charged up to 2.5%p during credit expansion period. As of September 30, 2022, the minimum regulatory BIS capital ratio to be observed is 11.5%, which is the standard for applying capital conservation capital (2.5%p), D-SIB capital (1.0%p), and economic response capital (0%p).

Basel III capital ratio is the concept of 'International Agreement on the Measurement and Standards of Equity Capital' of the Basel Bank Supervisory Commission of BIS (International Settlement Bank). It is calculated as '(common stock capital (after deduction of deductions) + other basic capital + supplementary capital) ÷ risk weighted assets'.

The capital of common stock can be the first to make up for the loss of the financial holding company. The capital of common stock consists of capital stock, capital reserve, retained earnings and other, which will not be redeemed until the liquidation and will be redeemed at the last during the liquidation. Other basic capital consists of capital securities that meet certain requirements as capital of permanent nature. Complementary capital is capital that can compensate for losses of financial holding companies during liquidation, and consists of capital securities, etc. that meet certain requirements. The deduction items are those held by the Group as assets or capital items, but do not contribute to the ability to absorb losses. Unless otherwise noted, it will be deducted from common stock capital.

As of September 30, 2022, the Group maintains an appropriate capital adequacy ratio in accordance with the BIS Equity Capital Regulation System.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value

The fair values of financial instruments being traded in an active market are determined by the published market prices of each period end. The published market prices of financial instruments being held by the Group are based on the trading agencies’ notifications. If the market for a financial instrument is not active, such as OTC (Over The Counter market) derivatives, fair value is determined either by using a valuation technique or independent third-party valuation service.

The Group uses its judgment to select a variety of methods and make rational assumptions that are mainly based on market conditions existing at the end of each reporting period. The fair value of financial instruments is determined using valuation techniques such as method of using recent transactions between independent parties with reasonable judgment and willingness to trade, method of referring to the current fair value of other financial instruments that are substantially identical, discounted cash flow model and option pricing models. For example, the fair value of an interest rate swap is calculated as the present value of the expected future cash flows, and the fair value of foreign exchange forwarding contract is calculated by applying the public forward exchange rate at the end of the reporting period.

The Group classifies and discloses fair value of financial instruments into the following three-level hierarchy:

•	Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.
•	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.
•	Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value

i-1) The fair value hierarchy of financial instruments presented at their fair values in the statements of financial position as of September 30, 2022 and December 31, 2021 are as follows:

		September 30, 2022
		Level 1	Level 2	Level 3	Total
Financial assets
Due from banks measured at FVTPL	~~W~~	-	28,990	-	28,990
Loans at FVTPL		-	499,071	1,364,195	1,863,266
Securities at FVTPL:
Debt securities and other securities		4,445,102	39,145,662	11,314,987	54,905,751
Equity securities		594,275	750	2,190,312	2,785,337
Gold/silver deposits		82,198	-	-	82,198
		5,121,575	39,146,412	13,505,299	57,773,286
Derivative assets:
Trading		115,483	9,829,948	612,809	10,558,240
Hedging		-	648,600	-	648,600
		115,483	10,478,548	612,809	11,206,840
Securities measured at FVOCI:
Debt securities		25,870,680	37,676,748	-	63,547,428
Equity securities		744,649	-	956,883	1,701,532
		26,615,329	37,676,748	956,883	65,248,960
	~~W~~	31,852,387	87,829,769	16,439,186	136,121,342
Financial liabilities:
Financial liabilities measured at FVTPL:
Securities sold	~~W~~	799,552	-	-	799,552
Gold/silver deposits		452,138	-	-	452,138
		1,251,690	-	-	1,251,690
Financial liabilities designated at fair value through profit or loss:
Derivatives-combined securities		-	408,521	6,488,557	6,897,078
Debt securities issued		-	43,974	-	43,974
		-	452,495	6,488,557	6,941,052
Derivative liabilities:
Trading		525,364	10,612,954	422,258	11,560,576
Hedging		-	1,177,730	406,074	1,583,804
		525,364	11,790,684	828,332	13,144,380
	~~W~~	1,777,054	12,243,179	7,316,889	21,337,122

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-1) The fair value hierarchy of financial instruments presented at their fair values in the statements of financial position as of September 30, 2022 and December 31, 2021 are as follows (continued):

		December 31, 2021
		Level 1	Level 2	Level 3	Total
Financial assets
Due from banks measured at FVTPL	~~W~~	-	-	34,262	34,262
Loans at FVTPL		-	790,510	892,834	1,683,344
Securities at FVTPL:
Debt securities and other securities		7,250,389	40,396,692	10,580,066	58,227,147
Equity securities		942,433	107,416	1,325,466	2,375,315
Gold/silver deposits		83,691	-	-	83,691
		8,276,513	40,504,108	11,905,532	60,686,153
Derivative assets:
Trading		11,542	3,033,965	528,619	3,574,126
Hedging		-	225,063	-	225,063
		11,542	3,259,028	528,619	3,799,189
Securities measured at FVOCI:
Debt securities		24,951,761	38,855,158	-	63,806,919
Equity securities		257,947	48,225	725,232	1,031,404
		25,209,708	38,903,383	725,232	64,838,323
	~~W~~	33,497,763	83,457,029	14,086,479	131,041,271
Financial liabilities:
Financial liabilities measured at FVTPL:
Securities sold	~~W~~	787,767	-	-	787,767
Gold/silver deposits		581,458	-	-	581,458
		1,369,225	-	-	1,369,225
Financial liabilities designated at fair value through profit or loss:
Derivatives-combined securities		-	401,345	7,622,525	8,023,870
Derivative liabilities:
Trading		191,061	2,862,761	153,933	3,207,755
Hedging		-	196,060	182,749	378,809
		191,061	3,058,821	336,682	3,586,564
	~~W~~	1,560,286	3,460,166	7,959,207	12,979,659

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-2) Financial instruments classified as Level 3

The Group uses the evaluation value from evaluators who are qualified and external independent to determine the fair value for Group’s assets at the end of each reporting period. Changes in carrying values of financial instruments classified as Level 3 for the nine-month period ended September 30, 2022 and for the year ended December 31, 2021 are as follows:

		September 30, 2022
		Financial asset at fair value through profit or loss	Securities at fair value through other comprehensive profit or loss	Financial liabilities designated at fair value through profit or loss	Derivative assets and liabilities, net
					Held for trading	Held for hedging
Beginning balance	~~W~~	12,832,628	725,232	(7,622,525)	374,686	(182,749)
Recognized in total comprehensive income for the period:
Recognized in profit (loss) for the period(*1)		393,323	-	791,451	(642,679)	(223,325)
Recognized in other comprehensive income (loss) for the period		(82,161)	78,697	(2,986)	-	-
		311,162	78,697	788,465	(642,679)	(223,325)
Purchase		4,549,123	163,845	-	467,817	-
Issue		-	-	(3,224,015)	-	-
Settlement		(2,832,422)	(10,891)	3,569,518	(15,431)	-
Transfer to level3(*2)		103,694	-	-	6,057	-
Transfer from level3(*2)		(94,691)	-	-	101	-
Ending balance	~~W~~	14,869,494	956,883	(6,488,557)	190,551	(406,074)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-2) Financial instruments classified as Level 3 (continued)

The Group uses the evaluation value from evaluators who are qualified and external independent to determine the fair value for Group’s assets at the end of each reporting period. Changes in carrying values of financial instruments classified as Level 3 for the nine-month period ended September 30, 2022 and for the year ended December 31, 2021 are as follows (continued):

		December 31, 2021
		Financial asset at fair value through profit or loss	Securities at fair value through other comprehensive profit or loss	Financial liabilities designated at fair value through profit or loss	Derivative assets and liabilities, net
					Held for trading	Held for hedging
Beginning balance	~~W~~	10,925,715	717,408	(8,141,504)	321,499	(102,024)
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the year(*1)		271,065	448	(273,536)	348,046	(80,725)
Recognized in other comprehensive income (loss) for the year		38,566	24,672	(1,526)	-	-
		309,631	25,120	(275,062)	348,046	(80,725)
Purchase		4,792,810	21,440	-	4,394	-
Issue		-	-	(8,488,977)	-	-
Settlement		(3,498,968)	(38,736)	9,283,018	(299,633)	-
Reclassification(*3)		(9,641)	-	-	-	-
Transfer to level3(*2)		507,984	-	-	446	-
Transfer from level3(*2)		(194,903)	-	-	(66)	-
Ending balance	~~W~~	12,832,628	725,232	(7,622,525)	374,686	(182,749)

(*1) Recognized profit or loss of the changes in carrying value of financial instruments classified as Level 3 for the nine-month period ended September 30, 2022 and for the year ended December 31, 2021 are included in the accounts of the statements of comprehensive income, of which the amounts and the related accounts are as follows:

		September 30, 2022
		Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of September 30
Net loss on financial assets at fair value through profit or loss	~~W~~	(249,356)	(448,010)
Net gain on financial liabilities designated at fair value through profit or loss		791,451	952,242
Net other operating expenses		(223,325)	(223,325)
	~~W~~	318,770	280,907

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-2) Financial instruments classified as Level 3 (continued)

The Group uses the evaluated values obtained by the external independent and qualified evaluators or internal evaluation models to determine the fair value of assets of the Group at the end of each reporting period. Changes in carrying values of financial instruments classified as Level 3 for the nine-month period ended September 30, 2022 and the year ended December 31, 2021 are as follows (continued):

(*1) Recognized profit or loss of the changes in carrying value of financial instruments classified as Level 3 for the nine-month period ended September 30, 2022 and for the year ended December 31, 2021 are included in the accounts of the statements of comprehensive income, of which the amounts and the related accounts are as follows (continued):

		December 31, 2021
		Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of December 31
Net gain on financial assets at fair value through profit or loss	~~W~~	619,111	322,974
Net gain (loss) on financial liabilities designated at fair value through profit or loss		(273,536)	186,003
Net gain on securities at fair value through other comprehensive income		448	-
Net other operating expenses		(80,725)	(83,669)
	~~W~~	265,298	425,308

(*2) The investment securities transferred to Level 3 as the availability of observable market data changed due to reasons such as suspension of trading, and the derivative instruments transferred to Level 3 as the availability of observable market data changed due to reasons such as changes in the valuation.

(*3) It has been reclassified by investment in associates.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets

i-3-1) Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of September 30, 2022 and December 31, 2021 are as follows:

	September 30, 2022
Type of financial instrument	Valuation technique		Carrying Value	Significant inputs
Assets
Financial asset at fair value through profit or loss
Debt securities	DCF, NAV	~~W~~	39,673,723	Discount rate, interest rate, stock price, etc.
Equity securities	NAV		750	Price of underlying assets such as stocks, bonds, etc.
			39,674,473
Derivative assets
Trading	Option model, Implied forward interest rate, DCF		9,829,948	Discount rate, foreign exchange rate, volatility, stock price, and commodity index, etc.
Hedging			648,600
			10,478,548
Securities at fair value through other comprehensive income
Debt securities	DCF		37,676,748	Discount rate, interest rate, etc.
		~~W~~	87,829,769
Liabilities
Financial liabilities designated at fair value through profit or loss
Debt securities issued	Option model	43,974		Discount rate, volatility
Complex financial instruments		~~W~~	408,521	Discount rate
		452,495
Derivative liabilities
Trading	Option model, DCF		10,612,954	Discount rate, foreign exchange rate, volatility, stock price, and commodity index, etc.
Hedging			1,177,730
			11,790,684
		~~W~~	12,243,179

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

i-3-1) Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of September 30, 2022 and December 31, 2021 are as follows (continued):

	December 31, 2021
Type of financial instrument	Valuation technique		Carrying value	Significant inputs
Assets
Financial asset at fair value through profit or loss
Debt securities	DCF, NAV	~~W~~	41,187,202	Discount rate, interest rate, stock price, etc.
Equity securities	NAV		107,416	Price of underlying assets such as stocks, bonds, etc.
			41,294,618
Derivative assets
Trading	Option model, Implied forward interest rate, DCF		3,033,965	Discount rate, foreign exchange rate, volatility, stock price, and commodity index, etc.
Hedging			225,063
			3,259,028
Securities at fair value through other comprehensive income
Debt securities	DCF		38,855,158	Interest rate, discount rate and price of underlying assets such as stock, bonds, etc.
Equity securities	NAV		48,225
			38,903,383
		~~W~~	83,457,029
Liabilities
Financial liabilities designated at fair value through profit or loss
Compound financial instruments	Option model	~~W~~	401,345	Discount rate
Derivative liabilities
Trading	Option model, DCF		2,862,761	Discount rate, foreign exchange rate, volatility, stock price, and commodity index, etc.
Hedging			196,060
			3,058,821
		~~W~~	3,460,166

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

i-3-2) Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of September 30, 2022 and December 31, 2021 are as follows:

	September 30, 2022
Type of financial instrument	Valuation technique		Carrying value(*2)	Significant unobservable inputs	Range
Financial assets
Financial asset at fair value through profit or loss
Debt securities	DCF, NAV, Option model(*1)	~~W~~	12,679,182	The volatility of the underlying asset, Discount rate, Correlations	0.82%~66.81% 1.76%~27.79% 15.94%~59.92%
Equity securities	DCF, NAV, Option model(*1), Comparable company analysis		2,190,312	The volatility of the underlying asset, Discount rate, Correlations	21.00%~27.07% 4.94%~14.60% 12.00%~66.00%
			14,869,494
Derivative assets
Equity and foreign exchange related	Option model(*1)		85,984	The volatility of the underlying asset, Correlations	5.12%~85.00% 0.07%~66.00%
Interest rates related	Option model(*1)		60,376	The volatility of the underlying asset, Correlations	0.10%~1.20% -39.00%~79.00%
Credit and commodity related	Option model(*1)		466,449	The volatility of the underlying asset, and Hazard Rate	0.20%~45.90% 1.55%~3.87%
			612,809

Securities at fair value through other comprehensive income
Equity securities	DCF, NAV, Option model(*1), Comparable company analysis		956,883	The volatility of the underlying asset, Discount rate, Growth rate and Volatility	29.56% 4.22%~16.73% 0.00%~2.00% 0.81%~1.58%
		~~W~~	16,439,186

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

i-3-2) Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of September 30, 2022 and December 31, 2021 are as follows (continued):

	September 30, 2022
Type of financial instrument	Valuation technique		Carrying value(*2)	Significant unobservable inputs	Range
Financial liabilities
Financial liabilities designated at fair value through profit or loss
Equity related	Option model(*1)	~~W~~	6,488,557	The volatility of the underlying asset,	0.20%~84.90%
Derivative liabilities				Correlations	-44.00%~79.00%
Equity and foreign exchange related	Option model(*1)		16,735	The volatility of the underlying asset, Correlations	5.12%~38.00% -42.00%~72.00%
Interest rates related	Option model(*1)		759,362	The volatility of the underlying asset, Regression coefficient, and Correlations	0.65%~1.20% 0.00%~1.08% 24.00%~90.34%
Credit and commodity related	Option model(*1)		52,235	Hazard Rate	1.55%~3.87%
			828,332
		~~W~~	7,316,889

(*1) Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.

(*2) There is no disclosure for valuation techniques and input variables related to items where the carrying amount is recognized as a reasonable approximation of fair value and the carrying amount is disclosed at fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

i-3-2) Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of September 30, 2022 and December 31, 2021 are as follows (continued):

	December 31, 2021
Type of financial instrument	Valuation technique		Carrying value(*2)	Significant unobservable inputs	Range
Financial assets
Financial asset at fair value through profit or loss
Debt securities	DCF, NAV, Option model(*1)	~~W~~	11,507,162	The volatility of the underlying asset, Discount rate, Correlations, and Growth rate	19.48%~72.69% 0.07%~27.30% 23.17%~58.47% 0.00%~1.00%
Equity securities	DCF, NAV, Option model(*1), Comparable company analysis		1,325,466	The volatility of the underlying asset, Discount rate, Correlations, and Growth rate	16.00%~32.00% 5.45%~16.35% 00.00%~54.00% 1.00%
			12,832,628
Derivative assets
Equity and foreign exchange related	Option model(*1)		28,783	The volatility of the underlying asset, and Correlations	2.29%~50.00% -5.00%~91.00%
Interest rates related	Option model(*1)		6,029	The volatility of the underlying asset, Correlations, and Discount rate	0.70% 80.00%~82.00% 1.11%~1.83%
Credit and commodity related	Option model(*1)		493,807	The volatility of the underlying asset, and Hazard Rate	0.70%~4.70% 5.17%~93.69%
			528,619

Securities at fair value through other comprehensive income
Equity securities	DCF, NAV, Option model(*1), Comparable company analysis		725,232	The volatility of the underlying asset, Discount rate, and Growth rate	25.49% 9.80%~22.79% 0.00%~2.00%

		~~W~~	14,086,479

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

i-3-2) Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of September 30, 2022 and December 31, 2021 are as follows (continued):

	December 31, 2021
Type of financial instrument	Valuation technique		Carrying value(*2)	Significant unobservable inputs	Range
Financial liabilities
Financial liabilities designated at fair value through profit or loss
Equity related	Option model(*1)	~~W~~	7,622,525	The volatility of the underlying asset, and Correlations	0.50%~94.90% -12.00%~88.00%
Derivative liabilities
Equity and foreign change related	Option model(*1)		13,214	The volatility of the underlying asset, and Correlations	2.29%~42.00% -5.00%~91.00%
Interest rates related	Option model(*1)		258,364	The volatility of the underlying asset, Regression coefficient, and Correlations	0.46%~0.78% 0.00%~0.54% 0.00%~90.34%
Credit and commodity related	Option model(*1)		65,104	The volatility of the underlying asset, and Hazard Rate	1.90%~94.90% 5.17%~100.79%
			336,682
		~~W~~	7,959,207

(*1) Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.

(*2) There is no disclosure for valuation techniques and input variables related to items where the carrying amount is recognized as a reasonable approximation of fair value and the carrying amount is disclosed at fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-4) Sensitivity for changing in unobservable inputs

For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effects on profit or loss, or other comprehensive income as of September 30, 2022 and December 31, 2021.

		September 30, 2022
		Favorable changes	Unfavorable changes
Financial assets:
Effects on profit or loss for the period(*1)(*2):
Financial asset at fair value through profit or loss	~~W~~	61,417	(57,815)
Derivative assets		24,531	(19,358)
Securities at fair value through other comprehensive income(*2)		59,760	(42,653)
	~~W~~	145,708	(119,826)
Financial liabilities:
Effects on profit or loss for the period(*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	42,260	(55,349)
Derivative liabilities		20,140	(19,886)
	~~W~~	62,400	(75,235)

		December 31, 2021
		Favorable changes	Unfavorable changes
Financial assets:
Effects on profit or loss for the period(*1)(*2):
Financial asset at fair value through profit or loss	~~W~~	39,084	(43,072)
Derivative assets		16,893	(11,809)
Securities at fair value through other comprehensive income(*2)		38,865	(38,210)
	~~W~~	94,842	(93,091)
Financial liabilities:
Effects on profit or loss for the period(*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	45,493	(50,845)
Derivative liabilities		25,326	(23,486)
	~~W~~	70,819	(74,331)

(*1) Fair value changes are calculated by increasing or decreasing the volatility of the underlying asset (-10~10%p) or correlations (-10~10%p), a significant unobservable input.

(*2) Fair value changes are calculated by increasing or decreasing growth rate and discount rate (-1~1%p), a significant unobservable input.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost

ii-1) The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value

Cash and due from banks

The carrying amount and the fair value for cash are identical and most of deposits are floating interest rate deposits or next day deposits of a short-term instrument. For this reason, the carrying value approximates fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk of the borrower.
Securities

An external professional evaluation agency is used to calculate the valuation amount using the market information. The agency calculates the fair value based on active market prices, and DCF model is used to calculate the fair value if there is no quoted price.

Deposits and borrowings

The carrying amount and the fair value for demand deposits, cash management account deposits, call money as short-term instrument are identical. The fair value of others is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Debt securities issued

Where available, the fair value of deposits and borrowings is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Other financial assets and other financial liabilities

The carrying amounts are measured at fair value for short-term and suspense accounts, such as spot exchange, inter-bank fund transfer, and domestic exchange of payments, and for the remaining financial instruments, the present value is calculated by discounting the contractual cash flows at a discount rate which considered residual risk at the market interest rate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

ii-2) The carrying value and the fair value of financial instruments measured at amortized cost as of September 30, 2022 and December 31, 2021 are as follows:

		September 30, 2022		December 31, 2021
		Carrying value	Fair value	Carrying value	Fair value
Assets:
Deposits measured at amortized cost	~~W~~	35,426,508	35,339,747	24,232,013	24,216,932
Loans measured at amortized cost
Retails		156,813,179	154,583,466	159,090,991	159,262,881
Corporations		219,133,618	218,193,921	197,356,011	198,053,452
Public and other funding loans		3,697,638	3,706,185	3,795,225	3,812,717
Loans between banks		6,131,653	6,109,088	3,844,227	3,839,726
Credit card		27,324,054	27,639,050	25,050,702	25,438,046
		413,100,142	410,231,710	389,137,156	390,406,822
Securities measured at amortized cost
Government bonds		37,534,222	32,220,787	34,679,301	34,377,110
Financial institution bonds		5,251,880	4,969,320	3,423,536	3,477,834
Corporate bonds		13,116,548	11,364,228	11,827,239	11,750,467
		55,902,650	48,554,335	49,930,076	49,605,411
Other financial assets		26,067,830	26,247,139	23,238,932	23,389,209
	~~W~~	530,497,130	520,372,931	486,538,177	487,618,374
Liabilities: Deposit liabilities:
Demand deposits	~~W~~	166,200,328	166,200,328	172,107,724	172,107,724
Time deposits		181,496,045	180,350,440	161,498,901	161,301,409
Certificate of deposit		16,425,093	16,446,765	16,576,536	16,606,894
Issued bill deposit		6,192,766	6,192,344	5,818,001	5,817,844
CMA deposits		4,798,896	4,798,896	5,246,478	5,246,478
Others		3,507,424	3,506,875	3,649,035	3,648,983
		378,620,552	377,495,648	364,896,675	364,729,332
Borrowing debts:
Call-money		1,979,900	1,979,900	1,534,611	1,534,611
Bills sold		10,067	10,025	9,032	9,019
Bonds sold under repurchase agreements		10,497,509	10,497,509	10,709,115	10,709,115
Borrowings		41,167,593	40,128,189	30,914,307	30,803,417
		53,655,069	52,615,623	43,167,065	43,056,162
Debts:
Borrowings in Korean won		69,910,333	67,910,059	69,288,982	69,081,140
Borrowings in foreign currency		14,056,167	13,794,014	10,860,381	11,076,757
		83,966,500	81,704,073	80,149,363	80,157,897
Other financial liabilities		41,410,421	41,336,481	29,880,879	29,872,186
	~~W~~	557,652,542	553,151,825	518,093,982	517,815,577

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

ii-3) The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but with their fair value disclosed as of September 30, 2022 and December 31, 2021 are as follows:

		September 30, 2022
		Level 1	Level 2	Level 3	Total
Assets:
Deposits measured at amortized cost	~~W~~	382,513	34,957,234	-	35,339,747
Loans measured at amortized cost
Retails		-	-	154,583,466	154,583,466
Corporations		-	-	218,193,921	218,193,921
Public and other funding loans		-	-	3,706,185	3,706,185
Loans between banks		-	4,394,899	1,714,189	6,109,088
Credit card		-	-	27,639,050	27,639,050
		-	4,394,899	405,836,811	410,231,710
Securities measured at amortized cost:
Government bonds		21,542,898	10,677,889	-	32,220,787
Financial institution bonds		1,084,957	3,884,363	-	4,969,320
Debentures		-	11,344,228	20,000	11,364,228
		22,627,855	25,906,480	20,000	48,554,335

Other financial assets		-	15,276,965	10,970,174	26,247,139
	~~W~~	23,010,368	80,535,578	416,826,985	520,372,931
Liabilities Deposit liabilities:
Demand deposits	~~W~~	-	166,200,328	-	166,200,328
Time deposits		-	-	180,350,440	180,350,440
Certificate of deposit		-	-	16,446,765	16,446,765
Issued bill deposit		-	-	6,192,344	6,192,344
CMA deposits		-	4,798,896	-	4,798,896
Others		-	3,444,066	62,809	3,506,875
		-	174,443,290	203,052,358	377,495,648
Borrowing debts:
Call-money		-	1,979,900	-	1,979,900
Bills sold		-	-	10,025	10,025
Bonds sold under repurchase agreements		-	-	10,497,509	10,497,509
Borrowings		-	19,754	40,108,435	40,128,189
		-	1,999,654	50,615,969	52,615,623
Debts:
Borrowings in won		-	37,329,828	30,580,231	67,910,059
Borrowings in foreign currency		-	9,822,069	3,971,945	13,794,014
		-	47,151,897	34,552,176	81,704,073

Other financial liabilities		-	16,301,408	25,035,073	41,336,481
	~~W~~	-	239,896,249	313,255,576	553,151,825

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

ii-3) The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but with their fair value disclosed as of September 30, 2022 and December 31, 2021 are as follows:

		December 31, 2021
		Level 1	Level 2	Level 3	Total
Assets:
Deposits measured at amortized cost	~~W~~	252,474	23,964,458	-	24,216,932
Loans measured at amortized cost
Retails		-	-	159,262,881	159,262,881
Corporations		-	-	198,053,452	198,053,452
Public and other funding loans		-	-	3,812,717	3,812,717
Loans between banks		-	2,387,533	1,452,193	3,839,726
Credit card		-	-	25,438,046	25,438,046
		-	2,387,533	388,019,289	390,406,822
Securities measured at amortized cost:
Government bonds		23,045,322	11,331,788	-	34,377,110
Financial institution bonds		698,105	2,779,729	-	3,477,834
Debentures		-	11,662,046	88,421	11,750,467
		23,743,427	25,773,563	88,421	49,605,411

Other financial assets		-	14,200,356	9,188,853	23,389,209
	~~W~~	23,995,901	66,325,910	397,296,563	487,618,374
Liabilities Deposit liabilities:
Demand deposits	~~W~~	-	172,107,724	-	172,107,724
Time deposits		-	-	161,301,409	161,301,409
Certificate of deposit		-	-	16,606,894	16,606,894
Issued bill deposit		-	-	5,817,844	5,817,844
CMA deposits		-	5,246,478	-	5,246,478
Others		-	3,553,942	95,041	3,648,983
		-	180,908,144	183,821,188	364,729,332
Borrowing debts:
Call-money		-	1,534,611	-	1,534,611
Bills sold		-	-	9,019	9,019
Bonds sold under repurchase agreements		-	-	10,709,115	10,709,115
Borrowings		-	-	30,803,417	30,803,417
		-	1,534,611	41,521,551	43,056,162
Debts:
Borrowings in won		-	38,474,804	30,606,336	69,081,140
Borrowings in foreign currency		-	7,956,414	3,120,343	11,076,757
		-	46,431,218	33,726,679	80,157,897

Other financial liabilities		-	9,413,875	20,458,311	29,872,186
	~~W~~	-	238,287,848	279,527,729	517,815,577

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management (continued)

(g) Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The financial instruments measured at fair value or amortized costs are measured in accordance with the Group’s valuation methodologies, which are described in Note 4.(f) Measurement of fair value.

The carrying amounts of each category of financial assets and financial liabilities as of September 30, 2022 and December 31, 2021 are as follows:

		September 30, 2022
		FVTPL	FVOCI	Amortized cost	Derivatives held for hedging	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	-	-	37,957,131	-	37,957,131
Due from banks at fair value through profit or loss		28,990	-	-	-	28,990
Securities at fair value through profit or loss		57,773,286	-	-	-	57,773,286
Derivatives assets		10,558,240	-	-	648,600	11,206,840
Loans at fair value through profit or loss		1,863,266	-	-	-	1,863,266
Loans at amortized cost		-	-	413,100,142	-	413,100,142
Securities at fair value through other comprehensive income		-	65,248,960	-	-	65,248,960
Securities at amortized cost		-	-	55,902,650	-	55,902,650
Others		-	-	26,067,830	-	26,067,830
	~~W~~	70,223,782	65,248,960	533,027,753	648,600	669,149,095

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management (continued)

(g) Classification by categories of financial instruments (continued)

The carrying amounts of each category of financial assets and financial liabilities as of September 30, 2022 and December 31, 2021 are as follows (continued):

		September 30, 2022
		FVTPL	FVTPL liabilities designated	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	-	-	378,620,552	-	378,620,552
Financial liabilities at fair value through profit or loss		1,251,690	-	-	-	1,251,690
Financial liabilities designated at FVTPL		-	6,941,052	-	-	6,941,052
Derivatives liabilities		11,560,576	-	-	1,583,804	13,144,380
Borrowings		-	-	53,655,069	-	53,655,069
Debt securities issued		-	-	83,966,500	-	83,966,500
Others		-	-	41,410,421	-	41,410,421
	~~W~~	12,812,266	6,941,052	557,652,542	1,583,804	578,989,664

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management (continued)

(g) Classification by categories of financial instruments (continued)

The carrying amounts of each category of financial assets and financial liabilities as of September 30, 2022 and December 31, 2021 are as follows (continued):

		December 31, 2021
		FVTPL	FVOCI	Amortized cost	Derivatives held for hedging	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	-	-	28,453,404	-	28,453,404
Due from banks at fair value through profit or loss		34,262	-	-	-	34,262
Securities at fair value through profit or loss		60,686,153	-	-	-	60,686,153
Derivatives assets		3,574,126	-	-	225,063	3,799,189
Loans at fair value through profit or loss		1,683,344	-	-	-	1,683,344
Loans at amortized cost		-	-	389,137,156	-	389,137,156
Securities at fair value through other comprehensive income		-	64,838,323	-	-	64,838,323
Securities at amortized cost		-	-	49,930,076	-	49,930,076
Others		-	-	23,238,932	-	23,238,932
	~~W~~	65,977,885	64,838,323	490,759,568	225,063	621,800,839

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

4.  Financial risk management (continued)

(g) Classification by categories of financial instruments (continued)

The carrying amounts of each category of financial assets and financial liabilities as of September 30, 2022 and December 31, 2021 are as follows (continued):

		December 31, 2021
		FVTPL	FVTPL liabilities designated	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	-	-	364,896,675	-	364,896,675
Financial liabilities at fair value through profit or loss		1,369,225	-	-	-	1,369,225
Financial liabilities designated at FVTPL		-	8,023,870	-	-	8,023,870
Derivatives liabilities		3,207,755	-	-	378,809	3,586,564
Borrowings		-	-	43,167,065	-	43,167,065
Debt securities issued		-	-	80,149,363	-	80,149,363
Others		-	-	29,880,879	-	29,880,879
	~~W~~	4,576,980	8,023,870	518,093,982	378,809	531,073,641

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

5. Change in the scope of consolidation

(a) Change in consolidated subsidiaries for the nine-month period ended September 30, 2022 are as follows:

	Company	Description
Included	Shinhan EZ General Insurance, Ltd.	Newly acquired subsidiary
Excluded	Shinhan Alternative Investment Management Inc.	Extinguished due to merger with Shinhan Asset Management Co., Ltd.

(*) Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

(b) Change in consolidated subsidiaries for the year ended December 31, 2021 are as follows:

	Company	Description
Included	Shinhan Life Insurance Vietnam Co., Ltd.	Newly acquired subsidiary
Included	Shinhan CubeOn Co., Ltd.	Newly acquired subsidiary
Excluded	Orange Life Insurance Co., Ltd.	Extinguished due to merger with Shinhan Life Insurance Co., Ltd.

(*) Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

6. Operating segments

(a) Segment information

The general descriptions by operating segments as of September 30, 2022 are as follows:

Segment	Description

Banking	Credit to customers, lending to and receiving deposits from customers, and their accompanying work
Credit card	Sales of credit cards, cash services, card loan services, installment financing, lease, etc and their accompanying work
Securities	Securities trading, consignment trading, underwriting and their accompanying work
Life insurance	Life insurance business and its accompanying work
Credit	Facility rental, new technology business financing, others and their accompanying work
Others	Business segments that do not belong to the above segments, such as real estate trust, investment advisory services, venture business and other remaining business

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

6. Operating segments (continued)

(b) The following tables provide information of income and expense for each operating segment for the nine-month periods ended September 30, 2022 and 2021.

		September 30, 2022
		Banking	Credit card	Securities	Life insurance	Credit	Others	Consolidation adjustment	Total
Net interest income	~~W~~	6,142,418	1,353,739	327,274	1,228,383	196,716	105,676	(137,152)	9,217,054
Net fees and commission income		610,070	548,287	408,517	112,915	26,608	302,235	13,338	2,021,970
Reversal of (provision for) allowance for credit loss		(410,343)	(368,498)	(9,022)	(17,217)	7,713	(49,884)	480	(846,771)
General and administrative expenses		(2,518,609)	(559,904)	(511,917)	(341,518)	(45,623)	(286,965)	139,776	(4,124,760)
Other income (expense), net		(389,359)	(199,945)	71,235	(469,007)	136,470	162,293	(241,129)	(929,442)
Operating income		3,434,177	773,679	286,087	513,556	321,884	233,355	(224,687)	5,338,051
Equity method income (loss)		7,352	7,749	22,331	(2,832)	56,127	3,391	(14,463)	79,655
Income tax expense		896,522	198,673	190,144	125,797	92,609	46,524	(19,219)	1,531,050
Profit for the period	~~W~~	2,539,623	659,718	570,295	369,567	282,447	196,388	(239,715)	4,378,323
Controlling interest	~~W~~	2,539,063	658,057	570,380	369,567	282,447	196,388	(300,530)	4,315,372
Non-controlling interests		560	1,661	(85)	-	-	-	60,815	62,951

		September 30, 2021
		Banking	Credit card	Securities	Life insurance	Credit	Others	Consolidation adjustment	Total
Net interest income	~~W~~	4,933,827	1,347,431	406,425	1,207,751	167,394	44,430	(151,361)	7,955,897
Net fees and commission income		615,092	477,230	467,655	130,843	20,261	303,630	3,363	2,018,074
Reversal of (provision for) allowance for credit loss		(191,488)	(338,089)	13,091	(6,368)	(8,043)	(30,400)	1,446	(559,851)
General and administrative expenses		(2,343,811)	(538,769)	(508,712)	(347,001)	(45,556)	(257,639)	109,346	(3,932,142)
Other income (expense), net		(196,165)	(137,799)	152,670	(430,117)	125,884	156,645	(173,323)	(502,205)
Operating income		2,817,455	810,004	531,129	555,108	259,940	216,666	(210,529)	4,979,773
Equity method income (loss)		20,254	(589)	40,783	(645)	22,140	9,868	4,186	95,997
Income tax expense		699,371	214,585	116,684	139,480	72,399	57,575	(18,997)	1,281,097
Profit for the period	~~W~~	2,081,508	610,193	367,412	401,880	208,918	167,234	(199,462)	3,637,683
Controlling interest	~~W~~	2,081,112	609,344	367,508	401,880	208,918	167,233	(276,551)	3,559,444
Non-controlling interests		396	849	(96)	-	-	1	77,089	78,239

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

6. Operating segments (continued)

(c) Interest gains and losses from segment external customers and cross-sector interest gains and losses for the nine-month periods ended September 30, 2022 and 2021.

		September 30, 2022
		Banking	Credit card	Securities	Life insurance	Credit	Others	Consolidation adjustment(*)	Total
Net interest income from:
External customers (*)	~~W~~	6,148,218	1,396,796	340,355	1,226,897	203,512	46,367	(145,091)	9,217,054
Internal transactions		(5,800)	(43,057)	(13,081)	1,486	(6,796)	59,309	7,939	-
	~~W~~	6,142,418	1,353,739	327,274	1,228,383	196,716	105,676	(137,152)	9,217,054

(*) Consolidated adjustment to net interest income from external customers is from the securities and others which were measured at fair values as a part of business combination accounting.

		September 30, 2021
		Banking	Credit card	Securities	Life insurance	Credit	Others	Consolidation adjustment(*)	Total
Net interest income(loss) from:
External customers (*)	~~W~~	4,934,692	1,388,970	420,093	1,206,241	172,847	(5,101)	(161,845)	7,955,897
Internal transactions		(865)	(41,539)	(13,668)	1,510	(5,453)	49,531	10,484	-
	~~W~~	4,933,827	1,347,431	406,425	1,207,751	167,394	44,430	(151,361)	7,955,897

(*) Consolidated adjustment to net interest income from external customers is from the securities and others which were measured at fair values as a part of business combination accounting.

(d) The following tables provide information of net fees and commission income (expense) of each operating segment for the nine-month periods ended September 30, 2022 and 2021.

		September 30, 2022
		Banking	Credit card	Securities	Life insurance	Credit	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	645,864	582,842	417,535	122,329	23,861	229,539	-	2,021,970
Cross-sector transactions		(35,794)	(34,555)	(9,018)	(9,414)	2,747	72,696	13,338	-
	~~W~~	610,070	548,287	408,517	112,915	26,608	302,235	13,338	2,021,970

		September 30, 2021
		Banking	Credit card	Securities	Life insurance	Credit	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	646,457	513,280	477,673	138,671	21,164	220,829	-	2,018,074
Internal transactions		(31,365)	(36,050)	(10,018)	(7,828)	(903)	82,801	3,363	-
	~~W~~	615,092	477,230	467,655	130,843	20,261	303,630	3,363	2,018,074

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

7. Cash and due from banks at amortized cost

Restricted due from banks in accordance with Related Regulations or Acts as of September 30, 2022 and December 31, 2021 are as follows:

		September 30, 2022	December 31, 2021	Related Regulations or Acts
Due from banks denominated in Korean won:
Reserve deposits	~~W~~	17,016,986	9,851,064	Article 55 of the Bank of Korea Act
Other		2,868,711	1,174,670	Article 28 and 70 of the Bank of Korea Act, Article 74 of the Capital Markets and Financial Investment Business Act, etc.
		19,885,697	11,025,734

Due from banks denominated in foreign currency		3,411,580	2,870,908	Articles of the Bank of Korea Act, New York State Banking Act, derivatives related, etc.
	~~W~~	23,297,277	13,896,642

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

8. Financial assets at fair value through profit or loss

(a) Financial assets at fair value through profit or loss as of September 30, 2022 and December 31, 2021 are as follows:

		September 30, 2022	December 31, 2021
Debt instruments:
Governments	~~W~~	3,617,846	3,961,045
Financial institutions		12,762,834	13,449,550
Corporations		8,550,110	9,618,302
Stocks with put option		457,988	627,275
Equity investment with put option		3,239,781	2,625,297
Beneficiary certificates		11,994,398	13,386,212
Commercial papers		8,212,879	7,042,045
CMA		2,520,040	3,591,822
Others(*)		3,549,875	3,925,599
		54,905,751	58,227,147

Equity instruments:
Stocks		2,562,547	2,182,829
Equity investment		50,929	12,962
Others		171,861	179,524
		2,785,337	2,375,315
		57,691,088	60,602,462
Other:
Loans at FVTPL		1,863,266	1,683,344
Due from banks at fair value		28,990	34,262
Gold/silver deposits		82,198	83,691
	~~W~~	59,665,542	62,403,759

(*) As of September 30, 2022 and December 31, 2021, restricted reserve for claims of customers’ deposits (trusts) are ~~W~~1,757,471 million and ~~W~~2,080,626 million respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

8.  Financial assets at fair value through profit or loss (continued)

(b) Financial assets to which overlay approach are applied in accordance with K-IFRS No. 1109 ‘Financial Instruments’ and K-IFRS No. 1104 ‘Insurance Contracts’ as of September 30, 2022 and December 31, 2021 are as follows:

		September 30, 2022	December 31, 2021

Due from banks at fair value through profit or loss	~~W~~	28,990	34,262
Securities at fair value through profit or loss		4,649,114	4,903,275
	~~W~~	4,678,104	4,937,537

A financial asset is eligible for designation for the overlay approach, if it is measured at fair value through profit or loss applying K-IFRS No. 1109 but would not have been measured at fair value through profit or loss in its entirety applying K-IFRS No. 1039; and it is not held in respect of an activity that is not associated with contracts within the scope of K-IFRS No. 1104.

The reclassified amounts between profit or loss and other comprehensive income due to the overlay approach for the nine-month periods ended September 30, 2022 and 2021 are as follows:

		September 30, 2022
		Profit or loss		Reclassification into other comprehensive income(*)
		By K-IFRS 1109	By K-IFRS 1039	Amount	Tax effect
Net gain (loss) on valuation of financial assets at fair value through profit or loss	~~W~~	(21,091)	151,956	(173,047)	47,588
Net gain (loss) on disposal of financial assets at fair value through profit or loss		42,319	126,979	(84,660)	23,284
	~~W~~	21,228	278,935	(257,707)	70,872

(*) The amount of the policyholders’ equity adjustment for the reclassification of other comprehensive income is ~~W~~9,837 million for the nine-month period ended September 30, 2022.

		September 30, 2021
		Profit or loss		Reclassification into other comprehensive income(*)
		By K-IFRS 1109	By K-IFRS 1039	Amount	Tax effect
Net gain (loss) on valuation of financial assets at fair value through profit or loss	~~W~~	241,848	209,484	32,364	(8,900)
Net gain (loss) on disposal of financial assets at fair value through profit or loss		23,203	104,353	(81,150)	22,316
	~~W~~	265,051	313,837	(48,786)	13,416

(*) The amount of the policyholders’ equity adjustment for the reclassification of other comprehensive income is ~~W~~10,791 million for the nine-month period ended September 30, 2021.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

9. Derivatives

(a) The notional amounts of derivatives outstanding as of September 30, 2022 and December 31, 2021 are as follows:

		September 30, 2022	December 31, 2021
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	137,043,976	146,169,864
Currency swaps		46,618,043	36,548,884
Currency options		2,742,689	2,270,594
		186,404,708	184,989,342
Exchange traded:
Currency futures		727,835	641,104
		187,132,543	185,630,446
Interest rates related:
Over the counter:
Interest rate forwards and swaps		39,945,406	35,518,719
Interest rate options		204,445	258,460
		40,149,851	35,777,179
Exchange traded:
Interest rate futures		3,028,656	3,293,821
Interest rate options		50,451	54,890
Interest rate swaps(*)		99,331,670	72,898,275
		102,410,777	76,246,986
		142,560,628	112,024,165
Credit related:
Over the counter:
Credit swaps		5,963,587	4,737,329

Equity related:
Over the counter:
Equity swaps and forwards		4,561,045	2,073,995
Equity options		863,254	677,824
		5,424,299	2,751,819
Exchange traded:
Equity futures		1,875,054	1,678,070
Equity options		3,574,939	3,298,673
		5,449,993	4,976,743
		10,874,292	7,728,562
Commodity related:
Over the counter:
Commodity swaps and forwards		953,485	789,930
Commodity options		8,000	11,500
		961,485	801,430
Exchange traded:
Commodity futures and options		262,455	158,550
		1,223,940	959,980
Hedge:
Currency forwards		1,313,444	1,279,598
Currency swaps		5,224,566	3,726,939
Interest rate forwards and swaps		16,963,435	8,695,960
		23,501,445	13,702,497
	~~W~~	371,256,435	324,782,979

(*) The notional amounts of derivatives outstanding that will be settled in the ‘Central Counter Party (CCP)’ system.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

9. Derivatives (continued)

(b) Fair values of derivative instruments as of September 30, 2022 and December 31, 2021 are as follows:

		September 30, 2022		December 31, 2021
		Assets	Liabilities	Assets	Liabilities
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	5,525,727	4,264,946	2,183,315	1,797,419
Currency swaps		3,420,230	4,583,922	651,292	748,302
Currency options		63,988	58,112	12,218	11,591
		9,009,945	8,906,980	2,846,825	2,557,312
Exchange traded:
Currency futures		2,052	451	12	210
		9,011,997	8,907,431	2,846,837	2,557,522
Interest rates related:
Over the counter:
Interest rate swaps and forwards		830,922	1,244,888	166,855	303,227
Interest rate options		6,542	2,402	3,748	611
		837,464	1,247,290	170,603	303,838
Exchange traded:
Interest rate futures		18,371	2,649	1,701	1,828
Interest rate options		238	-	83	-
		18,609	2,649	1,784	1,828
		856,073	1,249,939	172,387	305,666
Credit related:
Over the counter:
Credit swaps		466,548	52,234	493,829	65,103
Equity related:
Over the counter:
Equity swap and forwards		127,293	637,620	28,803	69,880
Equity options		882	676	3,884	8,671
		128,175	638,296	32,687	78,551
Exchange traded:
Equity futures		57,111	23,999	817	19,903
Equity options		24,404	496,137	6,324	167,237
		81,515	520,136	7,141	187,140
		209,690	1,158,432	39,828	265,691
Commodity related:
Over the counter:
Commodity swaps and forwards		386	188,705	18,557	3,149
Commodity options		-	1,366	-	8,406
		386	190,071	18,557	11,555
Exchange traded:
Commodity futures and options		13,546	2,469	2,688	2,218
		13,932	192,540	21,245	13,773
Hedge:
Currency forwards		7,577	151,900	106	46,139
Currency swaps		497,899	180,392	63,560	79,407
Interest rate forwards and swaps		143,124	1,251,512	161,397	253,263
		648,600	1,583,804	225,063	378,809
	~~W~~	11,206,840	13,144,380	3,799,189	3,586,564

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

9. Derivatives (continued)

(c) Gain or loss on valuation of derivatives for the three-month and nine-month periods ended September 30, 2022 and 2021 are as follows:

		September 30, 2022		September 30, 2021
		Three- month	Nine- month	Three- month	Nine- month
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	577,471	912,301	168,730	353,397
Currency swaps		(640,767)	(1,106,546)	(150,136)	(253,156)
Currency options		2,166	9,138	1,187	2,333
		(61,130)	(185,107)	19,781	102,574
Exchange traded:
Currency futures		794	975	(174)	81
		(60,336)	(184,132)	19,607	102,655
Interest rates related:
Over the counter:
Interest rate forwards and swaps		(71,118)	(378,096)	(50,016)	(136,043)
Interest rate options		(121)	1,524	1,289	1,915
		(71,239)	(376,572)	(48,727)	(134,128)
Exchange traded:
Interest rate futures, etc.		17,901	15,701	9,974	7,437
		(53,338)	(360,871)	(38,753)	(126,691)
Credit related:
Over the counter:
Credit swaps		(7,081)	(19,535)	26,948	160,269
Equity related:
Over the counter:
Equity swap and forwards		(232,472)	(368,723)	(134,822)	(151,563)
Equity options		(102,220)	(96,556)	(7,568)	(2,558)
		(334,692)	(465,279)	(142,390)	(154,121)
Exchange traded:
Equity futures		45,635	33,111	(81,643)	(80,920)
Equity options		(176,544)	(313,133)	6,663	66,748
		(130,909)	(280,022)	(74,980)	(14,172)
		(465,601)	(745,301)	(217,370)	(168,293)
Commodity related:
Over the counter:
Commodity swaps and forwards		(94,877)	(208,208)	(23,756)	(12,724)
Commodity options		1,440	5,991	(1,890)	(1,958)
		(93,437)	(202,217)	(25,646)	(14,682)
Exchange traded:
Commodity futures and options		(7,352)	11,076	1,313	1,156
		(100,789)	(191,141)	(24,333)	(13,526)
Hedge:		(183,441)	(785,890)	(18,127)	(137,279)
	~~W~~	(870,586)	(2,286,870)	(252,028)	(182,865)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

9. Derivatives (continued)

(d) Nominal amounts and average hedge ratio for hedging instruments as of September 30, 2022 and December 31, 2021 are as follows:

		September 30, 2022
		Less than 1 year	1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
Interest risk:
Nominal values:	~~W~~	3,781,478	4,129,245	1,027,096	1,454,812	1,661,964	4,908,840	16,963,435
Average price condition(*1):		0.67%	0.20%	0.16%	1.66%	0.72%	0.10%	0.45%
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

Exchange risk:(*2)
Nominal values:		2,837,266	1,054,424	911,673	995,592	2,104,340	56,354	7,959,649
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

(*1) Interest rate swaps consist of 3M CD, 3M USD Libor, 3M Euribor, and 3M AUD Bond.

(*2) The average exchange rates conditions of hedging instruments are USD/KRW 1,334.66, JPY/KRW 10.53, EUR/KRW 1,324.85, GBP/KRW 1,510.02, AUD/KRW 821.63, CAD/KRW 948.79, SGD/KRW 859.87, CNY/KRW 190.96, SEK/KRW 125.49.

		December 31, 2021
		Less than 1 year	1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
Interest risk:
Nominal values:	~~W~~	693,057	1,256,392	641,413	158,833	1,589,729	4,356,536	8,695,960
Average price condition(*1):		0.88%	1.21%	1.30%	1.00%	1.00%	0.66%	0.87%
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

Exchange risk:(*2)
Nominal values:		2,328,042	2,164,591	568,991	699,433	480,878	22,525	6,264,460
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

(*1) Interest rate swaps consist of 3M CD, 3M USD Libor, 3M Euribor, and 3M AUD Bond.

(*2) The average exchange rates of net investment hedge instruments are USD/KRW 1,143.95, JPY/KRW 10.53, EUR/KRW 1,288.52, GBP/KRW 1,484.00, AUD/KRW 817.06, CAD/KRW 868.95, SGD/KRW 859.87, CNY/KRW 174.40, SEK/KRW 124.85.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

9.  Derivatives (continued)

(e) Hedge relationships affected by an interest rate benchmark reform

The revised Standard requires exceptions to the analysis of future information in relation to the application of hedge accounting, while uncertainty exists due to movements of the interest rate indicator reform. The exception assumes that when assessing whether the expected cash flows that comply with existing interest rate indicators are highly probable, whether there is an economic relationship between the hedged item and the hedging instrument, and whether there is a high hedge effectiveness between the hedged item and the hedging instrument, the interest rate indicators that are based on the hedged item do not change due to the effect of the interest rate index reform. The carrying amount of hedged item and the nominal amount of the hedging instrument related to the interest rate index exposed to the hedging relationship due to the Group's reform of the interest rate index as of September 30, 2022 is as follows:

		September 30, 2022
Interest rate index		Carrying amount of hedged item, Assets	Carrying amount of hedged item, Liabilities	Nominal amount of hedging instrument
KRW 3M CD(*1)	~~W~~	-	9,166,749	9,340,000
USD 1M LIBOR(*2)		-	292,369	292,699
USD 3M LIBOR(*1),(*2)		347,380	4,216,922	4,725,486
EURIBOR 3M		3,280	281,275	285,992
	~~W~~	350,660	13,957,315	14,644,177

		December 31, 2021
Interest rate index		Carrying amount of hedged item, Assets	Carrying amount of hedged item, Liabilities	Nominal amount of hedging instrument
KRW 3M CD(*1)	~~W~~	-	2,509,045	2,580,000
USD 1M LIBOR(*2)		-	241,192	241,842
USD 3M LIBOR(*1),(*2)		539,197	3,589,452	4,187,018
EURIBOR 1M		-	220,992	221,050
EURIBOR 3M		25,094	267,830	293,972
	~~W~~	564,291	6,828,511	7,523,882

(*1) Include nominal amount of the hedging instrument related to the CMS(Constant Maturity Swap) calculated based on the CD and LIBOR rate.

(*2) Exclude the nominal amount that will mature before the end of June 30, 2023, when LIBOR interest rate calculation is discontinued.

The USD LIBOR interest rate will be replaced by Secured Overnight Financing Rate (SOFR) based on actual transactions. In Korea, the "RP interest rate on government bonds and monetary stabilization securities" was finally selected as RFR (the risk-free reference rate). The Group assumed that in this hedging relationship, the spreads of changing to the replacement interest rate after the discontinuation of the LIBOR interest rate would be similar to the spreads of interest rate swap and interest rate forward used as the hedging instrument. Besides this, the Group did not make assumptions on further changes of conditions.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

10. Securities at fair value through other comprehensive income and securities at amortized cost

(a) Details of securities at FVOCI and securities at amortized cost as of September 30, 2022 and December 31, 2021 are as follows:

		September 30, 2022	December 31, 2021
Securities at FVOCI:
Debt securities:
Government bonds	~~W~~	27,046,878	25,687,070
Financial institutions bonds		19,946,709	19,702,292
Corporate bonds and others		16,553,841	18,417,557
		63,547,428	63,806,919
Equity securities(*):
Stocks		1,609,204	922,579
Equity investments		3,103	4,118
Others		89,225	104,707
		1,701,532	1,031,404
		65,248,960	64,838,323
Securities at amortized cost:
Debt securities:
Government bonds		37,534,222	34,679,301
Financial institutions bonds		5,251,880	3,423,536
Corporate bonds and others		13,116,548	11,827,239
		55,902,650	49,930,076
	~~W~~	121,151,610	114,768,399

(*) Equity securities in the table above are classified as other comprehensive income—equity securities designated as fair value items, and other comprehensive income and fair value options are exercised for the purpose of holding as required by the policy.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

10. Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(b) Changes in carrying value of debt securities at fair value through other comprehensive income and securities at amortized cost for the nine-month period ended September 30, 2022 and for the year ended December 31, 2021 are as follows:

		September 30, 2022
		Debt securities at fair value through other comprehensive income			Debt securities at amortized cost
		12-month expected credit loss	Lifetime expected credit loss	Total	12-month expected credit loss	Lifetime expected credit loss	Total

Beginning balance	~~W~~	63,654,133	152,786	63,806,919	49,910,733	36,290	49,947,023
Transfer to (from) 12-month expected credit loss		61,740	(61,740)	-	18,544	(18,544)	-
Transfer to (from) lifetime expected credit loss		(23,619)	23,619	-	-	-	-
Net increase and decrease (*)		(247,148)	(37,148)	(284,296)	5,977,365	(5,527)	5,971,838
Business combination		24,805	-	24,805	-	-	-
Ending balance	~~W~~	63,469,911	77,517	63,547,428	55,906,642	12,219	55,918,861

(*) Included the effects from purchase, disposal, repayment, changes in foreign exchange rate, and amortization of fair value adjustments recognized through business combination accountings.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

10.  Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(b) Changes in carrying value of debt securities at fair value through other comprehensive income and securities at amortized cost for the nine-month period ended September 30, 2022 and for the year ended December 31, 2021 are as follows (continued):

		December 31, 2021
		Debt securities at fair value through other comprehensive income			Debt securities at amortized cost
		12-month expected credit loss	Lifetime expected credit loss	Total	12-month expected credit loss	Lifetime expected credit loss	Total

Beginning balance	~~W~~	57,142,298	267,135	57,409,433	47,293,109	-	47,293,109
Transfer to (from) 12-month expected credit loss		51,055	(51,055)	-	-	-	-
Transfer to (from) lifetime expected credit loss		(35,665)	35,665	-	(35,505)	35,505	-	-	(35,505)	35,505	-
Transfer to impaired financial asset
Net increase and decrease(*)		6,496,445	(98,959)	6,397,486	2,653,129	785	2,653,914
Ending balance	~~W~~	63,654,133	152,786	63,806,919	49,910,733	36,290	49,947,023

(*) Included the effects from purchase, disposal, repayment, changes in foreign exchange rate, and amortization of fair value adjustments recognized through business combination accountings.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

10.  Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(c) Changes in allowance for credit loss of debt securities at fair value through other comprehensive income and debt securities at amortized cost for the nine-month period ended September 30, 2022 and for the year ended December 31, 2021 are as follows:

		September 30, 2022
		Debt securities at fair value through other comprehensive income			Debt securities at amortized cost
		12-month expected credit loss	Lifetime expected credit loss	Total	12-month expected credit loss	Lifetime expected credit loss	Total
Beginning balance	~~W~~	36,883	603	37,486	16,484	463	16,947
Transfer to (from) 12-month expected credit loss		166	(166)	-	203	(203)	-
Transfer to (from) lifetime expected credit loss		(20)	20	-	-	-	-
Reversal		(3,335)	(354)	(3,689)	(794)	(97)	(891)
Disposal and others(*)		(23)	25	2	137	18	155
Ending balance	~~W~~	33,671	128	33,799	16,030	181	16,211

(*) Included the effects from changes in foreign exchange rate, debt restructuring, investment conversion.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

10.  Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(c) Changes in allowance for credit loss of debt securities at fair value through other comprehensive income and debt securities at amortized cost for the nine-month period ended September 30, 2022 and for the year ended December 31, 2021 are as follows (continued):

		December 31, 2021
		Debt securities at fair value through other comprehensive income			Debt securities at amortized cost
		12-month expected credit loss	Lifetime expected credit loss	Total	12-month expected credit loss	Lifetime expected credit loss	Total
Beginning balance	~~W~~	22,493	678	23,171	10,486	-	10,486
Transfer to (from) 12-months expected credit loss		33	(33)	-	-	-	-
Transfer to (from) lifetime expected credit loss		(63)	63	-	(216)	216	-
Provision (reversal)		19,722	(25)	19,697	5,065	240	5,305
Disposal and others(*)		(5,302)	(80)	(5,382)	1,149	7	1,156
Ending balance	~~W~~	36,883	603	37,486	16,484	463	16,947

(*) Included the effects from changes in foreign exchange rate, debt restructuring, investment conversion.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

10.  Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(d) Gain or loss on disposal of securities at fair value through other comprehensive income and securities at amortized cost for the three-month and nine-month periods ended September 30, 2022 and 2021 are as follows:

		September 30, 2022		September 30, 2021
		Three-month	Nine- month	Three-month	Nine- month
Gain on disposal of securities at FVOCI	~~W~~	11,717	18,449	26,803	112,132
Loss on disposal of securities at FVOCI		(36,418)	(61,378)	(6,334)	(30,743)
Gain on disposal of securities at amortized cost (*)		-	4	6	14
Loss on disposal of securities at amortized cost (*)		(5)	(99)	(108)	(247)
		(24,706)	(43,024)	20,367	81,156

(*) The issuers of those securities have exercised the early redemption options.

(e) Income or loss on equity securities at fair value through other comprehensive income

The Group recognizes dividends, amounting to ~~W~~26,273 million and ~~W~~26,571 million, related to equity securities designated at fair value through other comprehensive income for the nine-month periods ended September 30, 2022 and 2021, respectively.

The details of disposal of equity securities designated at fair value through other comprehensive income for the nine-month periods ended September 30, 2022 and 2021 are as follows:

		September 30, 2022	September 30, 2021
		Stocks acquired by investment conversion
Fair value at the date of disposal	~~W~~	32,034	59,189
Cumulative net gain(loss) at the time of disposal		2,647	(42,094)

(*) The reason for the disposal is the disposal of stocks acquired by investment conversion.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

11.  Loans at amortized cost, etc.

(a) Loans at amortized cost for configuration by customer as of September 30, 2022 and December 31, 2021 are as follows:

		September 30, 2022	December 31, 2021
Retail loans	~~W~~	156,892,905	159,006,999
Corporate loans		221,052,360	199,465,807
Public and other loans		3,718,659	3,468,917
Loans between banks		6,140,945	3,849,565
Credit card receivables		28,328,787	25,999,576
		416,133,656	391,790,864
Discount		(27,662)	(30,001)
Deferred loan origination costs		531,287	543,361
		416,637,281	392,304,224
Less: Allowance for credit loss		(3,537,139)	(3,167,068)
	~~W~~	413,100,142	389,137,156

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

11.  Loans at amortized cost, etc. (continued)

(b) Changes in carrying value of loans at amortized cost, etc. for the nine-month period ended September 30, 2022 and for the year ended December 31, 2021 are as follows:

		September 30, 2022
		Loans at amortized cost			Other financial assets			Total
		12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset

Beginning balance	~~W~~	348,625,542	41,814,976	1,863,706	47,549,159	104,650	79,094	440,037,127
Transfer to (from) 12-month expected credit loss		11,554,105	(11,541,530)	(12,575)	16,328	(16,248)	(80)	-
Transfer to (from) lifetime expected credit loss		(15,698,277)	15,740,402	(42,125)	(22,384)	22,486	(102)	-
Transfer to (from) impaired financial asset		(427,739)	(595,836)	1,023,575	(8,161)	(4,151)	12,312	-
Net increase and decrease(*1)		24,829,462	473,391	41,299	13,974,647	23,497	15,332	39,357,628
Charge off(*2)		-	-	(756,041)	-	-	(16,262)	(772,303)
Disposal		(96,717)	(2,101)	(156,334)	-	-	(977)	(256,129)
Business combination		98	-	-	89,794	-	-	89,892
Ending balance	~~W~~	368,786,474	45,889,302	1,961,505	61,599,383	130,234	89,317	478,456,215

(*1) The amount is due to execution, collection, debt restructuring, debt-equity swap, change in exchange rate, etc.

(*2) The amount of uncollected loans currently in recovery (principal and interest) is ~~W~~9,698,676 million, which is written off as of September 30, 2022.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

11.  Loans at amortized cost, etc. (continued)

(b) Changes in carrying value of loans at amortized cost, etc. for the nine-month period ended September 30, 2022 and for the year ended December 31, 2021 are as follows: (continued)

		December 31, 2021
		Loans at amortized cost			Other financial assets			Total
		12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset

Beginning balance	~~W~~	318,229,085	39,042,439	2,010,961	51,881,798	99,899	57,658	411,321,840
Transfer to (from) 12-month expected credit loss		10,201,376	(10,120,411)	(80,965)	13,111	(13,079)	(32)	-
Transfer to (from) lifetime expected credit loss		(13,888,362)	13,944,727	(56,365)	(29,026)	29,048	(22)	-
Transfer to (from) impaired financial asset		(536,764)	(614,407)	1,151,171	(1,049)	(11,797)	12,846	-
Net increase and decrease(*1)		34,704,640	(436,468)	178,820	(4,315,675)	580	37,428	30,169,325
Charge off(*2)		-	-	(1,147,612)	-	-	(27,929)	(1,175,541)
Disposal		(84,433)	(904)	(192,304)	-	(1)	(855)	(278,497)
Ending balance	~~W~~	348,625,542	41,814,976	1,863,706	47,549,159	104,650	79,094	440,037,127

(*1) The amount is due to execution, collection, debt restructuring, debt-equity swap, change in exchange rate, etc.

(*2) The amount of uncollected loans currently in recovery (principal and interest) is ~~W~~10,613,730 million, which is written off as of December 31, 2021.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

11.  Loans at amortized cost, etc. (continued)

(c) Changes in allowances for credit loss

Changes in allowances for credit loss of loans at amortized cost, etc. for the nine-month period ended September 30, 2022 and for the year ended December 31, 2021 are as follows:

		September 30, 2022
		Loans at amortized cost			Other financial assets			Total
		12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset

Beginning balance	~~W~~	919,211	1,242,999	1,004,858	183,908	8,008	70,043	3,429,027
Transfer to (from) 12-month expected credit loss		134,450	(132,739)	(1,711)	301	(259)	(42)	-
Transfer to (from) lifetime expected credit loss		(84,552)	101,114	(16,562)	(931)	959	(28)	-
Transfer to (from) impaired financial asset		(6,399)	(39,432)	45,831	(48)	(1,697)	1,745	-
Provision		93,868	343,754	357,922	4,261	1,605	19,984	821,394
Charge off		-	-	(756,041)	-	-	(16,262)	(772,303)
Amortization of discount		-	-	(8,352)	-	-	-	(8,352)
Disposal		-	(7)	(28,743)	-	-	(52)	(28,802)
Collection		-	-	289,183	-	-	1,904	291,087
Others (*)		(26,487)	(94,159)	199,133	50,120	528	532	129,667
Business combination		-	-	-	16	-	-	16
Ending balance	~~W~~	1,030,091	1,421,530	1,085,518	237,627	9,144	77,824	3,861,734

(*) Other changes are due to debt restructuring, investment conversion and changes in foreign exchange rate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

11.  Loans at amortized cost, etc. (continued)

(c) Changes in allowances for credit loss (continued)

Changes in allowances for credit loss of loans at amortized cost, etc. for the nine-month period ended September 30, 2022 and for the year ended December 31, 2021 are as follows (continued):

		December 31, 2021
		Loans at amortized cost			Other financial assets			Total
		12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset

Beginning balance	~~W~~	932,990	1,135,185	992,791	35,691	8,281	48,930	3,153,868
Transfer to (from) 12-month expected credit loss		132,093	(125,714)	(6,379)	241	(230)	(11)	-
Transfer to (from) lifetime expected credit loss		(78,963)	100,124	(21,161)	(284)	288	(4)	-
Transfer to (from) impaired financial asset		(6,043)	(57,083)	63,126	(290)	(2,012)	2,302	-
Provision		17,048	335,577	554,445	8,555	1,426	42,181	959,232
Charge off		-	-	(1,147,612)	-	-	(27,929)	(1,175,541)
Amortization of discount		-	-	(9,572)	-	-	-	(9,572)
Disposal		(6)	(1)	(28,146)	-	-	(40)	(28,193)
Collection		-	-	388,079	-	-	2,357	390,436
Others (*)		(77,908)	(145,089)	219,287	139,995	255	2,257	138,797
Ending balance	~~W~~	919,211	1,242,999	1,004,858	183,908	8,008	70,043	3,429,027

(*) Other changes are due to debt restructuring, investment conversion and changes in foreign exchange rate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

12.  Investments in associates

(a) Investments in associates as of September 30, 2022 and December 31, 2021 are as follows:

Investees	Country	Reporting date	Ownership (%)
			September 30, 2022	December 31, 2021
BNP Paribas Cardif Life Insurance(*1)(*2)	Korea	June 30	14.99	14.99
Songrim Partners (*3)(*4)	Korea	-	-	35.34
Partners 4th Growth Investment Fund(*1)	Korea	June 30	25.00	25.00
KTB Newlake Global Healthcare PEF	Korea	September 30	20.56	30.00
Shinhan-Neoplux Energy Newbiz Fund(*1)(*5)	Korea	June 30	31.66	31.66
Shinhan-Albatross tech investment Fund(*5)	Korea	September 30	50.00	50.00
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund	Korea	September 30	23.89	23.89
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund	Korea	September 30	20.16	20.16
VOGO Debt Strategy Qualified IV Private	Korea	September 30	20.00	20.00
Shinhan-Midas Dong-A Secondary Fund(*6)	Korea	September 30	50.00	50.00
ShinHan – Soo Young Entrepreneur Investment Fund No.1	Korea	September 30	24.00	24.00
Shinhan Praxis K-Growth Global Private Equity Fund(*9)	Korea	September 30	14.15	18.87
Kiwoom Milestone Professional Private Real Estate Trust 19	Korea	September 30	50.00	50.00
AIP EURO Green Private Real Estate Trust No.3	Korea	September 30	21.28	21.28
Hanhwa US Equity Strategy Private Real Estate Fund No.1	Korea	September 30	44.84	44.84
Shinhan Global Healthcare Fund 1(*9)	Korea	September 30	4.41	4.41
Shinhan Global Healthcare Fund 1	Korea	September 30	37.50	37.50
Koramco Europe Core Private Placement Real Estate Fund No.2-2	Korea	September 30	44.02	44.02
Shinhan EZ General Insurance, Ltd.(*12)	Korea	September 30	100.00	5.46
Hermes Private Investment Equity Fund	Korea	September 30	29.17	29.17
KDBC-Midas Dong-A Global contents Fund	Korea	September 30	23.26	23.26
Shinhan-Nvestor Liquidity Solution Fund	Korea	September 30	24.92	24.92
Shinhan AIM FoF Fund 1a	Korea	September 30	25.00	25.00
IGIS Global Credit Fund 150-1	Korea	September 30	25.00	25.00
Partner One Value up I Private Equity Fund	Korea	September 30	27.91	27.91
Genesis No.1 Private Equity Fund	Korea	September 30	22.80	22.80
Korea Omega Project Fund III	Korea	September 30	23.53	23.53
Soo Delivery Platform Growth Fund(*7)	Korea	-	-	30.00
Genesis North America Power Company No.1 PEF	Korea	September 30	43.84	40.03
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Korea	September 30	23.33	23.33
MIEL CO.,LTD.(*3)(*4)	Korea	December 31	28.77	28.77
AIP Transportation Specialized Privately Placed Fund Trust #1	Korea	September 30	35.73	35.73
E&Healthcare Investment Fund No.6	Korea	September 30	21.05	21.05
One Shinhan Global Fund 1(*5)	Korea	September 30	20.24	20.56
Kiwoom-Shinhan Innovation Fund I(*6)	Korea	September 30	50.00	50.00
Daishin-K&T New Technology Investment Fund(*7)	Korea	-	-	31.25
Midas Asset Global CRE Debt Private Fund No.6	Korea	September 30	41.16	41.16
Samchully Midstream Private Placement Special Asset Fund 5-4	Korea	September 30	42.92	42.92
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3	Korea	September 30	20.00	20.00
NH-Amundi Global Infrastructure Trust 14	Korea	September 30	30.00	30.00
Jarvis Memorial Private Investment Trust 1(*6)	Korea	September 30	99.01	99.01
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37(*8)	Korea	September 30	60.00	60.00
Milestone Private Real Estate Fund 3 (Derivative Type)	Korea	September 30	32.06	32.06
RIFA Real estate private placement fund for normal investors No. 31	Korea	September 30	31.31	31.31
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2	Korea	September 30	21.27	21.27
T&F 2019 bearing Private Equity Fund Specializing in Start-up and Venture Business	Korea	September 30	28.25	28.25
Cape IT Fund No.3	Korea	September 30	32.89	32.89
FuturePlay-Shinhan TechInnovation Fund 1(*6)	Korea	September 30	50.00	50.00
Stonebridge Corporate 1st Fund	Korea	September 30	44.12	44.12
Vogo Realty Partners Private Real Estate Fund V	Korea	September 30	21.64	21.64
Korea Credit Bureau(*1)(*9)	Korea	June 30	9.00	9.00
Goduck Gangil1 PFV Co., Ltd.(*1)(*9)	Korea	June 30	1.04	1.04
SBC PFV Co., Ltd.(*1)(*10)	Korea	June 30	25.00	25.00
NH-amundi global infra private fund 16(*8)	Korea	September 30	50.24	50.00

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

12.  Investments in associates (continued)

(a) Investments in associates as of September 30, 2022 and December 31, 2021 are as follows (continued):

Investees	Country	Reporting date	Ownership (%)
			September 30, 2022	December 31, 2021
IMM Global Private Equity Fund	Korea	September 30	33.00	33.00
HANA Alternative Eastate Professional Private122(*8)	Korea	September 30	74.02	74.02
SHBNPP Corporate Professional Investment Type Private Security Investment Trust No.7(*7)	Korea	-	-	45.96
SHBNPP BNCT Professional Investment Type Private Special Asset Investment Trust(*11)	Korea	September 30	72.50	72.50
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24(*8)	Korea	September 30	52.28	52.28
Sparklabs-Shinhan Opportunity Fund 1	Korea	September 30	49.50	49.50
BNW Tech-Innovation Private Equity Fund	Korea	September 30	29.85	29.85
IGIS Real-estate Private Investment Trust No.33	Korea	September 30	40.86	40.86
WWG Global Real Estate Investment Trust no.4	Korea	September 30	29.55	29.55
Goduck Gangil10 PFV Co., Ltd.(*1)(*9)	Korea	June 30	19.90	19.90
Fidelis Global Private Real Estate Trust No.2(*8)	Korea	September 30	85.36	78.26
AIP EURO PRIVATE REAL ESTATE TRUST No. 12(2)	Korea	September 30	28.70	28.70
Shinhan Global Healthcare Fund 2(*9)	Korea	September 30	13.68	13.68
Pebblestone CGV Private Real Estate Trust No.1(*7)	Korea	-	-	48.53
SH Corporate Professional Investment Type Private Security Investment Trust No.45(*7)	Korea	-	-	43.65
Shinhan AIM Real Estate Fund No.2	Korea	September 30	30.00	30.00
Shinhan AIM Real Estate Fund No.1	Korea	September 30	21.01	21.01
SHBNPP Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust	Korea	September 30	22.02	22.02
SHBNPP Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust	Korea	September 30	29.19	29.19
SHBNPP Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2(USD)(*1)(*8)	Korea	June 30	71.43	71.43
Korea Omega-Shinhan Project Fund I(*6)	Korea	September 30	50.00	50.00
ST-Bonanja Food tech	Korea	September 30	38.83	38.83
Samsung SRA Real Estate Professional Private 45[FoFs]	Korea	September 30	25.00	25.00
IBK Global New Renewable Energy Special Asset Professional Private2	Korea	September 30	28.98	28.98
VS Cornerstone Fund	Korea	September 30	41.18	41.18
Aone Mezzanine Opportunity Professional Private(*8)	Korea	September 30	64.41	66.09
NH-Amundi US Infrastructure Private Fund2	Korea	September 30	27.12	25.91
KB Distribution Private Real Estate1(*7)	Korea	-	-	62.00
SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.2	Korea	September 30	30.00	30.00
Kakao-Shinhan 1st TNYT Fund	Korea	September 30	48.62	48.62
IMM Special Situation 1-2 PRIVATE EQUITY FUND	Korea	September 30	20.00	20.00
Pacific Private Placement Real Estate Fund No.40	Korea	September 30	24.73	24.73
Mastern Private Real Estate Loan Fund No.2	Korea	September 30	33.57	33.57
LB Scotland Amazon Fulfillment Center Fund 29(*8)	Korea	September 30	70.14	70.14
JR AMC Hungary Budapest Office Fund 16	Korea	September 30	32.57	32.57
EDNCENTRAL Co.,Ltd.(*9)	Korea	September 30	13.47	19.87
Future-Creation Neoplux Venture Capital Fund(*5)	Korea	September 30	16.25	16.25
Gyeonggi-Neoplux Superman Fund(*5)	Korea	September 30	21.76	21.76
NewWave 6th Fund(*5)	Korea	September 30	30.00	30.00
KTC-NP Growth Champ 2011-2 Private Equity Fund(*5)	Korea	September 30	5.56	5.56
Neoplux No.3 Private Equity Fund(*5)	Korea	September 30	10.00	10.00
PCC Amberstone Private Equity Fund I	Korea	September 30	21.67	21.67
KIAMCO POWERLOAN TRUST 4TH	Korea	September 30	47.37	47.37
Mastern Opportunity Seeking Real Estate Fund II	Korea	September 30	20.00	20.00
AION ELFIS PROFESSIONAL PRIVATE 1	Korea	September 30	20.00	20.00
T&F 2020 SS Private Equity Fund Specializing in Start-up and Venture Business	Korea	September 30	29.68	29.68
Neoplux Market-Frontier Secondary Fund(*5)	Korea	September 30	19.74	19.74
Harvest Private Equity Fund II	Korea	September 30	22.06	22.06
Synergy Green New Deal 1st New Technology Business Investment Fund	Korea	September 30	28.17	28.17
KAIM Real-estate Private Investment Trust 20	Korea	September 30	38.46	38.46

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

12.  Investments in associates (continued)

(a) Investments in associates as of September 30, 2022 and December 31, 2021 are as follows (continued):

Investees	Country	Reporting date	Ownership (%)
			September 30, 2022	December 31, 2021
KIAMCO Vietnam Solar Special Asset Private Investment Trust(*6)	Korea	September 30	50.00	50.00
Daishin New Technology Investment Fund 5th	Korea	September 30	23.44	23.44
CSQUARE SNIPER PROFESSIONAL PRIVATE 10(*7)	Korea	-	-	62.50
Acurus Hyundai Investment Partners New Technology(*7)	Korea	-	-	26.79
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-1(*7)	Korea	-	-	97.10
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-2(*7)	Korea	-	-	97.10
Pacific Sunny Professional Investors Private Placement Real Estate Investment Company No.45(*7)	Korea	-	-	25.00
SHINHAN-NEO Core Industrial Technology Fund(*5)	Korea	September 30	49.75	49.75
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2	Korea	September 30	30.00	30.00
SIMONE Mezzanine Fund No.3	Korea	September 30	29.18	29.38
Eum Private Equity Fund No.7	Korea	September 30	21.00	21.00
Kiwoom Private Equity Ant-Man Startup Venture Specialized Private Equity Fund	Korea	September 30	25.00	25.00
Kiwoom Hero No.4 Private Equity Fund	Korea	September 30	21.05	21.05
Vogo Canister Professional Trust Private Fund I	Korea	September 30	34.23	36.53
SW-S Fund	Korea	September 30	30.30	30.30
CL Buyout 1st PEF	Korea	September 30	21.43	21.43
Timefolio The Venture-V second	Korea	September 30	20.73	20.73
Newlake Growth Capital Partners2 PEF(*1)	Korea	June 30	29.91	29.91
Kiwoom Materials, Parts and Equipment 2 New Technology Business Investment Fund	Korea	September 30	41.10	41.10
Shinhan Smilegate Global PEF I(*9)	Korea	September 30	14.21	14.21
Fount Professional Investors Private Investment Trust No.3(*7)	Korea	-	-	49.98
Genesis Eco No.1 PEF	Korea	September 30	29.00	29.01
SHINHAN-NEO Market-Frontier 2nd Fund(*5)	Korea	September 30	42.70	42.70
NH-Synergy Core Industrial New Technology Fund	Korea	September 30	36.93	36.93
J& Moorim Jade Investment Fund	Korea	September 30	24.89	24.89
Ulmus SHC innovation investment fund	Korea	September 30	24.04	24.04
Mirae Asset Partners X Private Equity Fund	Korea	September 30	35.71	35.71
T Core Industrial Technology 1st Venture PEF	Korea	September 30	31.47	31.47
Curious Finale Corporate Recovery Private Equity Fund	Korea	September 30	27.78	27.78
TI First Property Private Investment Trust 1	Korea	September 30	40.00	40.00
MPLUS Professional Private Real Estate Fund 25	Korea	September 30	41.67	41.67
IBKC Global Contents Investment Fund	Korea	September 30	24.39	24.39
Nautic Smart No.6 Private Equity Fund	Korea	September 30	37.74	37.74
Premier Luminous Private Equity Fund	Korea	September 30	23.70	27.78
Hanyang-Meritz 1 Fund	Korea	September 30	22.58	22.58
KNT 2ND PRIVATE EQUITY FUND	Korea	September 30	21.74	21.74
Kiwoom-Shinhan Innovation Fund 2	Korea	September 30	42.86	42.86
Maple Mobility Fund	Korea	September 30	20.18	20.18
SJ ESG Innovative Growth Fund	Korea	September 30	28.57	28.57
AVES 1st Corporate Recovery Private Equity Fund(*6)	Korea	September 30	76.19	76.19
JS Shinhan Private Equity Fund(*5)	Korea	September 30	3.85	3.85
Daishin Newgen New Technology Investment Fund 1st(*8)	Korea	September 30	50.60	50.60
META ESG Private Equity Fund I	Korea	September 30	27.40	27.40
SWFV FUND-1	Korea	September 30	40.25	40.25
PHAROS DK FUND	Korea	September 30	23.97	24.24
Shinhan VC tomorrow venture fund 1(*1)(*5)	Korea	June 30	39.62	39.62
Highland 2021-8 Fund	Korea	September 30	32.67	32.67
Medicii 2021-3 Fund	Korea	September 30	24.81	24.81
Stonebridge-Shinhan Unicorn Secondary Fund(*5)	Korea	September 30	17.57	19.92
Tres-Yujin Trust(*6)	Korea	September 30	50.00	50.00
Shinhan-Time mezzanine blind Fund(*6)	Korea	September 30	50.00	50.00

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

12.  Investments in associates (continued)

(a) Investments in associates as of September 30, 2022 and December 31, 2021 are as follows (continued):

Investees	Country	Reporting date	Ownership (%)
			September 30, 2022	December 31, 2021
Skywalk Game Changer Investment Trust No.1	Korea	September 30	23.26	23.26
Capstone REITs No.26(*6)	Korea	September 30	50.00	50.00
JB Incheon-Bucheon REITS No.54	Korea	September 30	39.31	39.31
Hankook Smart Real Asset Investment Trust No.3	Korea	September 30	33.33	33.33
JB Hwaseong-Hadong REITs No.53	Korea	September 30	31.03	31.03
KB Oaktree Trust No.3	Korea	September 30	33.33	33.33
Daehan No.36 Office Asset Management Company	Korea	September 30	48.05	48.05
Rhinos Premier Mezzanine Private Investment Fund No.1	Korea	September 30	28.17	27.93
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2	Korea	September 30	29.73	29.73
Shinhan JigaeNamsan Road Private Special Asset Investment Trust	Korea	September 30	24.85	24.85
SKS-Yozma Fund No.1	Korea	September 30	29.85	29.85
IBKC-METIS Global Contents Investment Fund	Korea	September 30	36.36	36.36
Keistone Unicorn Private Equity Fund	Korea	September 30	28.00	28.00
KB Distribution Private Real Estate 3-1	Korea	September 30	37.50	-
Pacific Private Investment Trust No.49-1(*8)	Korea	September 30	74.47	-
KIWOOM Real estate private placement fund for normal investors No. 31(*8)	Korea	September 30	60.00	-
RIFA Real estate private placement fund for normal investoes No. 51	Korea	September 30	40.00	-
Fivetree general private equity fund No.15	Korea	September 30	49.98	-
Shinhan-Kunicorn first Fund	Korea	September 30	38.31	-
Harvest Fund No.3	Korea	September 30	44.67	-
Shinhan Simone Fund Ⅰ	Korea	September 30	38.46	-
Korea Investment develop seed Trust No.1	Korea	September 30	40.00	-
Tiger Green alpah Trust No.29(*6)	Korea	September 30	95.24	-
STIC ALT Global II Private Equity Fund	Korea	September 30	21.74	-
NH-Brain EV Fund	Korea	September 30	25.00	-
DDI LVC Master Real Estate Investment Trust Co., Ltd.(*1)(*9)	Korea	June 30	15.00	-
Find-Green New Deal 2nd Equity Fund	Korea	September 30	22.57	-
ShinhanFitrin 1st Technology Business Investment Association(*5)	Korea	September 30	16.17	-
PARATUS No.3 Private Equity Fund	Korea	September 30	25.64	-
Koramco Private Real Estate Fund 143	Korea	September 30	30.30	-
Korea Investment Top Mezzanine Private Real Esate Trust No.1	Korea	September 30	22.22	-
LB YoungNam Logistics Private Trust No.40	Korea	September 30	25.00	-
Shinhan-Cognitive Start-up Fund L.P.	Korea	September 30	32.74	-
IGEN2022 No.1 private Equity Fund	Korea	September 30	27.95	-
Cornerstone J&M Fund I	Korea	September 30	26.67	-
Logisvalley Shinhan REIT Co.,Ltd.(*1)	Korea	June 30	20.27	-
Shinhan-WWG Energy Fund New Technology Venture Investment Fund	Korea	September 30	29.70	-
KDB Investment Global Healthcare Private Equity Fund I	Korea	September 30	20.69	-
Korea Investment Green Newdeal Infra Trust No.1	Korea	September 30	27.97	-
BTS 2nd Private Equity Fund	Korea	September 30	26.00	-
Shinhan Global Active REIT Co.Ltd.	Korea	September 30	20.37	-
NH-J&-IBKC Label Technology Fund	Korea	September 30	27.81	-

(*1) The financial statements of June 30, 2022 are used for the equity method since the financial statements as of September 30, 2022 are not available. Significant trades and events occurred within the period are properly reflected.

(*2) The Group applies the equity method accounting as the Group has a significant influence on the investees through important business transactions.

(*3) In the course of the rehabilitation process, the shares were acquired through investment conversion. Although voting rights cannot be exercised during the rehabilitation process, normal voting rights are exercised because the rehabilitation process was completed before September 30, 2022. Also, it has been reclassified into the investments in associates.

(*4) The latest financial statements are used for the equity method since the financial statements as of September 30, 2022 are not available. Significant trades and events occurred within the period are properly reflected.

(*5) As a managing partner, the Group has a significant influence over the investees.

(*6) As a limited partner, the Group does not have an ability to participate in policy-making processes to obtain economic benefit from the investees that would allow the Group to control the entity.

(*7) Excluded from the investments in associates due to full or partial disposal of shares, or loss of significant influence.

(*8) Although the Group has a significant influence with ownership percentage more than 50%, the contribution was classified as investments in associates as the Group does not have an ability to participate in the financial and operating policy-making process.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

12.  Investments in associates (continued)

(a) Investments in associates as of September 30, 2022 and December 31, 2021 are as follows (continued):

(*9) Although the ownership percentages are less than 20%, the Group applies the equity method accounting since it participates in policy-making processes and therefore can exercise significant influence on investees.

(*10) The rate of Group’s voting rights is 4.65%.

(*11) Although the Group has a significant influence with ownership percentage more than 50%, the contribution was classified as investments in associates as the Group is not exposed to variable returns due to the payment guarantee for the entire investment amount.

(*12) For the period ended September 30, 2022, it is incorporated into the consolidation target as the Group held control due to increased equity ratio and BNP Paribas Cardif General Insurance, Ltd. has changed its name to Shinhan EZ General Insurance, Ltd.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

12.  Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2022 and for the year ended December 31, 2021 are as follows:

		September 30, 2022
Investees		Beginning balance	Acquisition (Disposal) and dividend	Equity method income (loss)	Change in other comprehensive income (loss)	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	44,022	-	(1,044)	(9,908)	-	33,070
Songrim Partners (*1)		-	-	-	-	-	-
Partners 4th Growth Investment Fund		13,033	(1,714)	2,060	(4,694)	-	8,685
KTB Newlake Global Healthcare PEF		9,412	(6,053)	1,020	-	-	4,379
Shinhan-Neoplux Energy Newbiz Fund		16,032	(391)	1,307	-	-	16,948
Shinhan-Albatross tech investment Fund		10,389	(1,800)	711	(137)	-	9,163
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund (*1)		-	407	-	-	(407)	-
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund(*1)		-	916	-	-	(916)	-
VOGO Debt Strategy Qualified IV Private		7,179	(1,360)	468	-	-	6,287
Shinhan-Midas Donga Secondary Fund		3,951	(1,025)	2,128	-	-	5,054
ShinHan – Soo Young Entrepreneur Investment Fund No.1		4,226	-	191	-	-	4,417
Shinhan Praxis K-Growth Global Private Equity Fund		7,761	(8,512)	4,415	-	-	3,664
Kiwoom Milestone Professional Private Real Estate Trust 19		5,253	-	(150)	-	-	5,103
AIP EURO Green Private Real Estate Trust No.3		29,703	(29,005)	(695)	-	-	3
Hanhwa US Equity Strategy Private Real Estate Fund No.1		1,701	97	1,991	-	-	3,789
Shinhan Global Healthcare Fund 1(*1)		-	-	-	-	-	-
KB NA Hickory Private Special Asset Fund		34,376	(3,812)	1,458	-	-	32,022
Koramco Europe Core Private Placement Real Estate Fund No.2-2		19,492	(1,293)	308	-	-	18,507
Shinhan EZ General Insurance, Ltd.(*2)		3,354	(3,178)	(182)	6	-	-
Hermes Private Investment Equity Fund		9,782	-	(4,325)	-	-	5,457
KDBC Midas Dong-A Global Contents Fund		2,955	-	1,321	-	-	4,276
Shinhan-Nvestor Liquidity Solution Fund		5,338	700	528	-	-	6,566
Shinhan AIM FoF Fund 1a		9,156	303	645	-	-	10,104
IGIS Global Credit Fund 150-1		5,402	(1,699)	954	-	-	4,657
Partner One Value up I Private Equity Fund		7,891	-	(3,417)	-	-	4,474
Genesis No.1 Private Equity Fund		55,533	352	2,860	-	-	58,745
Korea Omega Project Fund III		4,290	-	(622)	-	-	3,668
Soo Delivery Platform Growth Fund		5,873	(6,093)	220	-	-	-
Genesis North America Power Company No.1 PEF		13,736	(12,629)	8,371	-	-	9,478
Shinan MAIN Private Mixed Asset No.3		41,549	5,231	(8,561)	-	-	38,219
MIEL CO., LTD.(*1)		-	-	-	-	-	-
AIP Transportation Specialized Privately Placed Fund Trust #1		34,688	5,527	(1,625)	-	-	38,590
E&Healthcare Investment Fund No.6		6,866	(3,190)	(2,916)	-	-	760
One Shinhan Global Fund 1		3,773	-	(1,477)	-	-	2,296
Kiwoom-Shinhan Innovation Fund I		11,731	(1,500)	697	-	-	10,928
Daishin-K&T New Technology Investment Fund		7,991	(7,430)	(561)	-	-	-
Midas Asset Global CRE Debt Private Fund No.6		48,305	(2,550)	2,759	-	-	48,514
Samchully Midstream Private Placement Special Asset Fund 5-4		27,471	-	(1,125)	-	-	26,346
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		25,204	(285)	(1,114)	-	-	23,805
NH-Amundi Global Infrastructure Trust 14		18,301	216	1,008	-	-	19,525

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

12.  Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2022 and for the year ended December 31, 2021 are as follows (continued):

		September 30, 2022
Investees		Beginning balance	Acquisition (Disposal) and dividend	Equity method income (loss)	Change in other comprehensive income (loss)	Impairment loss	Ending balance
Jarvis Memorial Private Investment Trust 1	~~W~~	10,109	(524)	525	-	-	10,110
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		33,153	1,264	(650)	-	-	33,767
Milestone Private Real Estate Fund 3 (Derivative Type)		18,544	(178)	(1,274)	-	-	17,092
RIFA Real estate private placement fund for normal investors No. 31		7,902	(607)	288	-	-	7,583
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		10,236	(4,668)	(2,714)	-	-	2,854
T&F 2019 bearing Private Equity Fund Specializing in Start-up and Venture Business		2,864	-	341	-	-	3,205
Cape IT Fund No.3		10,065	-	499	-	-	10,564
FuturePlay-Shinhan TechInnovation Fund 1		7,149	-	(175)	-	-	6,974
Stonebridge Corporate 1st Fund		2,964	-	634	-	-	3,598
Vogo Realty Partners Private Real Estate Fund V		10,766	(638)	561	-	-	10,689
Korea Credit Bureau		7,695	-	(3,195)	-	-	4,500
Goduck Gangil1 PFV Co., Ltd.(*1)		-	-	-	-	-	-
SBC PFV Co., Ltd.		29,586	-	(859)	-	-	28,727
NH-amundi global infra private fund 16		52,008	(12,527)	9,094	-	-	48,575
IMM Global Private Equity Fund		118,615	7,283	2,499	-	-	128,397
HANA Alternative Eastate Professional Private122		29,489	(28,266)	(918)	-	-	305
SHBNPP Corporate Professional Investment Type Private Security Investment Trust No.7		49,899	(50,540)	641	-	-	-
SHBNPP BNCT Professional Investment Type Private Special Asset Investment Trust		282,199	(17,677)	2,443	-	-	266,965
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		28,312	(1,733)	1,299	-	-	27,878
Sparklabs-Shinhan Opportunity Fund 1		4,640	(826)	713	-	-	4,527
BNW Tech-Innovation Private Equity Fund		5,881	-	(48)	-	-	5,833
IGIS Real-estate Private Investment Trust No.33		13,884	(715)	1,203	-	-	14,372
WWG Global Real Estate Investment Trust no.4		10,644	(1,077)	433	-	-	10,000
Goduck Gangil10 PFV Co., Ltd.(*1)		-	-	2,282	-	-	2,282
Fidelis Global Private Real Estate Trust No.2		19,773	2,007	(843)	-	-	20,937
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		49,217	(4,221)	3,040	-	-	48,036
Shinhan Global Healthcare Fund 2(*1)		-	-	-	-	-	-
Pebblestone CGV Private Real Estate Trust No.1		13,710	(13,971)	261	-	-	-
SH Corporate Professional Investment Type Private Security Investment Trust No.45		173,955	(173,955)	-	-	-	-
Shinhan AIM Real Estate Fund No.2		23,275	-	4,737	-	-	28,012
Shinhan AIM Real Estate Fund No.1		44,312	(1,084)	1,941	-	-	45,169
SHBNPP Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust		32,948	(685)	1,638	-	-	33,901
SHBNPP Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		20,550	-	381	-	-	20,931
SHBNPP Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2(USD)		18,855	8,737	(514)	-	-	27,078

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

12.  Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2022 and for the year ended December 31, 2021 are as follows (continued):

		September 30, 2022
Investees		Beginning balance	Acquisition (Disposal) and dividend	Equity method income (loss)	Change in other comprehensive income (loss)	Impairment loss	Ending balance
Korea Omega-Shinhan Project Fund I	~~W~~	7,244	-	733	-	-	7,977
ST-Bonanja Food tech		3,359	(621)	(82)	-	-	2,656
Samsung SRA Real Estate Professional Private 45[FoFs]		12,880	2,999	(1,776)	-	-	14,103
IBK Global New Renewable Energy Special Asset Professional Private2		31,887	(1,071)	(1,383)	-	-	29,433
VS Cornerstone Fund		3,410	-	(41)	-	-	3,369
Aone Mezzanine Opportunity Professional Private		9,540	(5,084)	543	-	-	4,999
NH-Amundi US Infrastructure Private Fund2		27,024	2,098	1,828	-	-	30,950
KB Distribution Private Real Estate1		30,694	(30,694)	-	-	-	-
SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.2		13,016	(6,746)	333	-	-	6,603
Kakao-Shinhan 1st TNYT Fund		14,497	-	6,911	-	-	21,408
IMM Special Situation 1-2 PRIVATE EQUITY FUND		11,593	(8,690)	(252)	-	-	2,651
Pacific Private Placement Real Estate Fund No.40		11,598	(371)	378	-	-	11,605
Mastern Private Real Estate Loan Fund No.2		7,491	(1,359)	271	-	-	6,403
LB Scotland Amazon Fulfillment Center Fund 29		31,268	(2,189)	1,011	-	-	30,090
JR AMC Hungary Budapest Office Fund 16		12,140	(407)	712	-	-	12,445
EDNCENTRAL Co.,Ltd.(*1)		-	-	-	-	-	-
Future-Creation Neoplux Venture Capital Fund		3,017	-	1,374	-	-	4,391
Gyeonggi-Neoplux Superman Fund		7,878	(574)	(647)	-	-	6,657
NewWave 6th Fund		14,455	-	(722)	-	-	13,733
KTC-NP Growth Champ 2011-2 Private Equity Fund		3,990	(2,490)	(331)	-	-	1,169
Neoplux No.3 Private Equity Fund		22,601	(2)	(1,252)	-	-	21,347
PCC Amberstone Private Equity Fund I		22,790	(1,574)	(2,095)	-	-	19,121
KIAMCO POWERLOAN TRUST 4TH		45,301	(1,345)	1,362	-	-	45,318
Mastern Opportunity Seeking Real Estate Fund II		21,317	(6,457)	2,359	-	-	17,219
AION ELFIS PROFESSIONAL PRIVATE 1		4,422	232	(1,094)	-	-	3,560
T&F 2020 SS Private Equity Fund Specializing in Start-up and Venture Business		4,360	(1,732)	3,092	-	-	5,720
Neoplux Market-Frontier Secondary Fund		11,313	(653)	4,227	-	-	14,887
Harvest Private Equity Fund II		3,481	(159)	(49)	-	-	3,273
Synergy Green New Deal 1st New Technology Business Investment Fund		9,684	(109)	1,546	-	-	11,121
KAIM Real-estate Private Investment Trust 20		5,048	(2,186)	314	-	-	3,176
KIAMCO Vietnam Solar Special Asset Private Investment Trust		7,527	(565)	2,113	-	-	9,075
Daishin New Technology Investment Fund 5th		4,439	-	(1,433)	-	-	3,006
CSQUARE SNIPER PROFESSIONAL PRIVATE 10		3,247	(3,806)	559	-	-	-
Acurus Hyundai Investment Partners New Technology		4,714	(3,979)	(735)	-	-	-
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-1		63,944	(60,279)	-	(3,665)	-	-
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-2		63,944	(60,279)	-	(3,665)	-	-
Pacific Sunny Professional Investors Private Placement Real Estate Investment Company No.45		14,778	(14,778)	-	-	-	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

12.  Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2022 and for the year ended December 31, 2021 are as follows (continued):

		September 30, 2022
Investees		Beginning balance	Acquisition (Disposal) and dividend	Equity method income (loss)	Change in other comprehensive income (loss)	Impairment loss	Ending balance
SHINHAN-NEO Core Industrial Technology Fund	~~W~~	5,691	3,960	(186)	-	-	9,465
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		27,243	(1,573)	(768)	-	-	24,902
SIMONE Mezzanine Fund No.3		3,054	4	(34)	-	-	3,024
Eum Private Equity Fund No.7		7,873	(86)	1,417	-	-	9,204
Kiwoom Private Equity Ant-Man Startup Venture Specialized Private Equity Fund		7,594	(2,074)	(2,270)	-	-	3,250
Kiwoom Hero No.4 Private Equity Fund		4,305	-	(837)	-	-	3,468
Vogo Canister Professional Trust Private Fund I		41,072	967	1,552	-	-	43,591
SW-S Fund		6,724	-	(217)	-	-	6,507
CL Buyout 1st PEF		13,791	273	(946)	-	-	13,118
Timefolio The Venture-V second		4,572	-	(444)	-	-	4,128
Newlake Growth Capital Partners2 PEF		12,921	(149)	(192)	-	-	12,580
Kiwoom Materials, Parts and Equipment 2 New Technology Business Investment Fund		2,874	-	242	-	-	3,116
Shinhan Smilegate Global PEF I		3,336	-	2,324	-	-	5,660
Fount Professional Investors Private Investment Trust No.3		5,197	(5,197)	-	-	-	-
Genesis Eco No.1 PEF		11,130	195	144	-	-	11,469
SHINHAN-NEO Market-Frontier 2nd Fund		24,606	8,540	2,577	-	-	35,723
NH-Synergy Core Industrial New Technology Fund		6,437	-	(274)	-	-	6,163
J& Moorim Jade Investment Fund		5,540	(385)	413	-	-	5,568
Ulmus SHC innovation investment fund		5,192	-	(287)	-	-	4,905
Mirae Asset Partners X Private Equity Fund		7,858	-	(54)	-	-	7,804
T Core Industrial Technology 1st Venture PEF		4,535	-	(21)	-	-	4,514
Curious Finale Corporate Recovery Private Equity Fund		3,690	(184)	436	-	-	3,942
TI First Property Private Investment Trust 1		3,055	(101)	122	-	-	3,076
MPLUS Professional Private Real Estate Fund 25		3,290	655	292	-	-	4,237
IBKC Global Contents Investment Fund		4,943	-	(602)	-	-	4,341
Nautic Smart No.6 Private Equity Fund		3,974	(3,752)	1,133	-	-	1,355
Premier Luminous Private Equity Fund		6,991	-	5,577	-	-	12,568
Hanyang-Meritz 1 Fund		3,483	-	(120)	-	-	3,363
KNT 2ND PRIVATE EQUITY FUND		4,157	(3,000)	742	-	-	1,899
Kiwoom-Shinhan Innovation Fund 2		2,677	9,000	(30)	-	-	11,647
Maple Mobility Fund		8,683	68	8,144	-	-	16,895
SJ ESG Innovative Growth Fund		2,998	-	1,199	-	-	4,197
AVES 1st Corporate Recovery Private Equity Fund		4,736	-	55	-	-	4,791
JS Shinhan Private Equity Fund		5,037	-	(30)	-	-	5,007
Daishin Newgen New Technology Investment Fund 1st		12,169	(2,277)	(3,979)	-	-	5,913
META ESG Private Equity Fund I		5,677	-	181	-	-	5,858
SWFV FUND-1		9,646	-	(570)	-	-	9,076
PHAROS DK FUND		3,949	-	103	-	-	4,052
Shinhan VC tomorrow venture fund 1		9,042	18,226	(413)	-	-	26,855
Highland 2021-8 Fund		4,899	-	(54)	-	-	4,845
Medicii 2021-3 Fund		9,728	(88)	7	-	-	9,647
Stonebridge-Shinhan Unicorn Secondary Fund		2,074	4,160	(100)	-	-	6,134
Tres-Yujin Trust		9,995	(546)	567	-	-	10,016

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

12.  Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2022 and for the year ended December 31, 2021 are as follows (continued):

		September 30, 2022
Investees		Beginning balance	Acquisition (Disposal) and dividend	Equity method income (loss)	Change in other comprehensive income (loss)	Impairment loss	Ending balance
Shinhan-Time mezzanine blind Fund	~~W~~	14,942	-	(1,192)	-	-	13,750
Skywalk Game Changer Investment Trust No.1		1,995	-	1,407	-	-	3,402
Capstone REITs No.26		4,395	(150)	(223)	-	-	4,022
JB Incheon-Bucheon REITS No.54		4,999	-	(7)	-	-	4,992
Hankook Smart Real Asset Investment Trust No.3		4,342	2,195	510	-	-	7,047
JB Hwaseong-Hadong REITs No.53		4,999	-	(6)	-	-	4,993
KB Oaktree Trust No.3		3,159	4,469	813	-	-	8,441
Daehan No.36 Office Asset Management Company		21,500	(635)	1,210	-	-	22,075
Rhinos Premier Mezzanine Private Investment Fund No.1		3,005	-	116	-	-	3,121
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2		19,903	37,187	2,224	-	-	59,314
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		40,105	(402)	941	-	-	40,644
SKS-Yozma Fund No.1		5,945	-	(47)	-	-	5,898
IBKC-METIS Global Contents Investment Fund		4,000	-	216	-	-	4,216
Keistone Unicorn Private Equity Fund		6,300	-	(36)	-	-	6,264
KB Distribution Private Real Estate 3-1		-	24,000	8	-	-	24,008
Pacific Private Investment Trust No.49-1		-	28,000	(920)	-	-	27,080
KIWOOM Real estate private placement fund for normal investors No. 31		-	8,474	213	-	-	8,687
RIFA Real estate private placement fund for normal investoes No. 51		-	5,650	81	-	-	5,731
Fivetree general private equity fund No.15		-	11,995	501	-	-	12,496
Shinhan-Kunicorn first Fund		-	10,000	(121)	-	-	9,879
Harvest Fund No.3		-	13,000	(254)	-	-	12,746
Shinhan Simone Fund Ⅰ		-	5,000	(187)	-	-	4,813
Korea Investment develop seed Trust No.1		-	9,562	470	-	-	10,032
Tiger Green alpah Trust No.29		-	26,716	350	-	-	27,066
STIC ALT Global II Private Equity Fund		-	10,000	(101)	-	-	9,899
NH-Brain EV Fund		-	13,000	(1,563)	-	-	11,437
DDI LVC Master Real Estate Investment Trust Co., Ltd.		-	6,625	(127)	-	-	6,498
Find-Green New Deal 2nd Equity Fund		-	5,000	(33)	-	-	4,967
ShinhanFitrin 1st Technology Business Investment Association		-	4,850	(39)	-	-	4,811
PARATUS No.3 Private Equity Fund		-	5,000	(39)	-	-	4,961
Koramco Private Real Estate Fund 143		-	3,030	-	-	-	3,030
Korea Investment Top Mezzanine Private Real Esate Trust No.1		-	9,933	1,029	-	-	10,962
LB YoungNam Logistics Private Trust No.40		-	10,000	67	-	-	10,067
Shinhan-Cognitive Start-up Fund L.P.		-	9,200	1,209	-	-	10,409
IGEN2022 No.1 private Equity Fund		-	8,280	799	-	-	9,079
Cornerstone J&M Fund I		-	3,600	(21)	-	-	3,579
Logisvalley Shinhan REIT Co.,Ltd.		-	3,925	(33)	-	-	3,892

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

12.  Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2022 and for the year ended December 31, 2021 are as follows (continued):

		September 30, 2022
Investees		Beginning balance	Acquisition (Disposal) and dividend	Equity method income (loss)	Change in other comprehensive income (loss)	Impairment loss	Ending balance
Shinhan-WWG Energy Fund New Technology Venture Investment Fund	~~W~~	-	3,000	37	-	-	3,037
KDB Investment Global Healthcare Private Equity Fund I		-	30,000	(41)	-	-	29,959
Korea Investment Green Newdeal Infra Trust No.1		-	3,829	(10)	-	-	3,819
BTS 2nd Private Equity Fund		-	3,934	-	-	-	3,934
Shinhan Global Active REIT Co.Ltd.		-	19,900	(373)	-	-	19,527
NH-J&-IBKC Label Technology Fund		-	9,976	(97)	-	-	9,879
Others		168,909	44,530	8,482	160	-	222,081
Total	~~W~~	2,913,745	(167,932)	79,655	(21,903)	(1,323)	2,802,242

(*1) The Group has stopped recognizing its equity method income or loss due to the carrying amount of ‘0’ resulting from the investees’ cumulative loss.

(*2) For the period ended September 30, 2022, it is incorporated into the consolidation target as the Group held control due to increased equity ratio and

BNP Paribas Cardif General Insurance, Ltd. has changed its name to Shinhan EZ General Insurance, Ltd.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

12.  Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2022 and for the year ended December 31, 2021 are as follows (continued):

		December 31, 2021
Investees		Beginning balance	Acquisition (Disposal) and dividend	Equity method income (loss)	Change in other comprehensive income (loss)	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	50,600	-	(660)	(5,918)	-	44,022
Songrim Partners(*1)		-	-	-	-	-	-
Partners 4th Growth Investment Fund		11,958	(16,144)	12,525	4,694	-	13,033
KTB Newlake Global Healthcare PEF		9,404	-	8	-	-	9,412
Daekwang Semiconductor Co., Ltd.		3,631	(3,742)	113	(2)	-	-
Shinhan-Neoplux Energy Newbiz Fund		14,470	475	1,087	-	-	16,032
Shinhan-Albatross tech investment Fund		13,322	(9,000)	6,067	-	-	10,389
VOGO Debt Strategy Qualified IV Private		8,702	(1,733)	210	-	-	7,179
Shinhan-Midas Donga Secondary Fund		4,752	(500)	(301)	-	-	3,951
ShinHan – Soo Young Entrepreneur Investment Fund No.1		9,968	(7,879)	2,137	-	-	4,226
Shinhan Praxis K-Growth Global Private Equity Fund		9,945	(2,310)	126	-	-	7,761
Credian Healthcare Private Equity Fund II		5,835	(5,835)	-	-	-	-
Kiwoom Milestone Professional Private Real Estate Trust 19		9,918	(66)	(361)	-	(4,238)	5,253
AIP EURO Green Private Real Estate Trust No.3		21,021	(1,335)	10,017	-	-	29,703
Shinhan Global Healthcare Fund 1(*1)		-	-	-	-	-	-
JB Power TL Investment Type Private Placement Special Asset Fund 7		16,186	(15,947)	(239)	-	-	-
KB NA Hickory Private Special Asset Fund		34,938	(2,266)	1,704	-	-	34,376
Koramco Europe Core Private Placement Real Estate Fund No.2-2		18,618	(1,204)	2,078	-	-	19,492
BNP Paribas Cardif General Insurance		3,895	176	(708)	(9)	-	3,354
Hermes Private Investment Equity Fund		6,099	(3,167)	6,850	-	-	9,782
Shinhan-Nvestor Liquidity Solution Fund		4,493	331	514	-	-	5,338
Shinhan AIM FoF Fund 1a		8,760	(79)	475	-	-	9,156
IGIS Global Credit Fund 150-1		7,282	(3,246)	1,366	-	-	5,402
Partner One Value up I Private Equity Fund		11,779	(6,933)	3,045	-	-	7,891
Genesis No.1 Private Equity Fund		80,113	388	(24,968)	-	-	55,533
Korea Omega Project Fund III		3,563	-	727	-	-	4,290
Soo Delivery Platform Growth Fund		4,068	-	1,805	-	-	5,873
Genesis North America Power Company No.1 PEF		16,983	(5,229)	1,982	-	-	13,736
Hyungje art printing(*2)		-	-	-	-	-	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

12.  Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2022 and for the year ended December 31, 2021 are as follows (continued):

		December 31, 2021
Investees		Beginning balance	Acquisition (Disposal) and dividend	Equity method income (loss)	Change in other comprehensive income (loss)	Impairment loss	Ending balance
Shinan MAIN Private Mixed Asset No.3	~~W~~	10,582	24,500	6,467	-	-	41,549
Korea Finance Security		3,055	-	(61)	-	-	2,994
Multimedia Tech Co.Ltd.(*2)		-	-	-	-	-	-
MIEL CO.,LTD.(*1)		-	-	-	-	-	-
AIP Transportation Specialized Privately Placed Fund Trust #1		32,993	347	1,348	-	-	34,688
DB Epic Convertiblebond Private Trust No.2		5,785	(5,538)	(247)	-	-	-
E&Healthcare Investment Fund No.6		15,163	(3,431)	(4,866)	-	-	6,866
One Shinhan Global Fund 1		4,029	(519)	263	-	-	3,773
Kiwoom-Shinhan Innovation Fund I		15,969	(5,150)	912	-	-	11,731
Daishin-K&T New Technology Investment Fund		7,000	-	991	-	-	7,991
Midas Asset Global CRE Debt Private Fund No.6		47,389	(2,701)	3,617	-	-	48,305
Richmond Private Investment Trust No.82		15,049	(19,411)	4,362	-	-	-
Tiger Alternative Real Estate Professional Private5		18,499	(20,848)	2,349	-	-	-
Samchully Midstream Private Placement Special Asset Fund 5-4		28,818	(843)	(504)	-	-	27,471
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		65,616	(41,622)	1,210	-	-	25,204
NH-Amundi Global Infrastructure Trust 14		18,819	(1,609)	1,091	-	-	18,301
Jarvis Memorial Private Investment Trust 1		10,043	(700)	766	-	-	10,109
Mastern Private Private Investment Trust 68		10,010	(10,332)	322	-	-	-
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		35,641	(4,981)	2,493	-	-	33,153
Milestone Private Real Estate Fund 3		18,528	(472)	488	-	-	18,544
IGIS Private Real Estate Investment Trust 286		8,844	(9,176)	332	-	-	-
Nomura-Rifa Private Real Estate Investment Trust 31		8,407	(705)	200	-	-	7,902
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		13,323	(3,511)	424	-	-	10,236
Hana Semiconductor New Technology Fund		24,131	(26,129)	1,998	-	-	-
J&Magnet Startup Venture Specialized Private Equity Fund		5,935	(7,247)	1,312	-	-	-
Cape IT Fund No.3		10,649	(580)	(4)	-	-	10,065
FuturePlay-Shinhan TechInnovation Fund 1		4,295	3,025	(171)	-	-	7,149

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

12.  Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2022 and for the year ended December 31, 2021 are as follows (continued):

		December 31, 2021
Investees		Beginning balance	Acquisition (Disposal) and dividend	Equity method income (loss)	Change in other comprehensive income (loss)	Impairment loss	Ending balance
Stonebridge Corporate 1st Fund	~~W~~	3,239	-	(275)	-	-	2,964
Vogo Realty Partners Private Real Estate Fund V		10,827	(681)	620	-	-	10,766
Korea Credit Bureau		6,976	(90)	809	-	-	7,695
Goduck Gangil1 PFV Co., Ltd.(*1)		-	-	-	-	-	-
SBC PFV Co., Ltd.		18,208	12,499	(1,121)	-	-	29,586
NH-amundi global infra private fund 16		43,839	346	7,823	-	-	52,008
IMM Global Private Equity Fund		120,855	(10,462)	8,222	-	-	118,615
HANA Alternative Estate Professional Private122		29,631	(1,001)	859	-	-	29,489
Hanwha-Incus Plus New Technology Fund No.1		11,026	(8,284)	(2,742)	-	-	-
SH Corporate Professional Investment Type Private Security Investment Trust No.7		51,210	(1,518)	207	-	-	49,899
SH BNCT Professional Investment Type Private Special Asset Investment Trust		286,531	(15,191)	10,859	-	-	282,199
PSA EMP Private Equity Fund		9,814	(9,755)	(59)	-	-	-
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		29,401	(2,630)	1,541	-	-	28,312
BRAIN DO PROFESSIONALE PRIVATE No. 27		3,441	(3,048)	583	-	-	976
UI Venture Fund 7th		3,279	(3,269)	(10)	-	-	-
Sparklabs-Shinhan Opportunity Fund 1		4,832	-	(192)	-	-	4,640
BNW Tech-Innovation Private Equity Fund		5,942	-	(61)	-	-	5,881
IGIS Real-estate Private Investment Trust No.33		14,099	(714)	499	-	-	13,884
Findvalue PreIPO 6th Professional Investment Type Private Investment Trust		3,002	(3,301)	299	-	-	-
WWG Global Real Estate Investment Trust no.4		17,752	(7,855)	747	-	-	10,644
Goduck Gangil10 PFV Co., Ltd.(*1)		32	-	(32)	-	-	-
Fidelis Global Private Real Estate Trust No.2		19,485	(911)	1,199	-	-	19,773
IGIS PRIVATE REAL ESTATE TRUST NO.331		3,765	(3,765)	-	-	-	-
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		48,344	(5,436)	6,309	-	-	49,217
Shinhan Healthcare Fund 2(*1)		986	-	(75)	-	(911)	-
Pebblestone CGV Private Real Estate Trust No.1		13,346	(748)	1,112	-	-	13,710
SH Corporate Professional Investment Type Private Security Investment Trust No.45		-	174,154	(199)	-	-	173,955
Shinhan AIM Real Estate Fund No.2		22,464	1,911	(1,100)	-	-	23,275

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

12.  Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2022 and for the year ended December 31, 2021 are as follows (continued):

		December 31, 2021
Investees		Beginning balance	Acquisition (Disposal) and dividend	Equity method income (loss)	Change in other comprehensive income (loss)	Impairment loss	Ending balance
Shinhan AIM Real Estate Fund No.1	~~W~~	46,945	(4,412)	1,779	-	-	44,312
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust		32,944	(911)	915	-	-	32,948
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		20,902	7	(359)	-	-	20,550
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		6,692	13,667	(1,504)	-	-	18,855
SH Japan Photovoltaic Private Special Asset Investment Trust No.1		4,845	(4,845)	-	-	-	-
Korea Omega-Shinhan Project Fund I		5,931	2,000	(687)	-	-	7,244
ST-Bonanja Food tech		1,993	-	1,366	-	-	3,359
New Green Shinhan Mezzanine Fund		4,916	(5,622)	706	-	-	-
KORAMKO-Daum Professional Private Investment Trust No.12		7,528	(7,756)	228	-	-	-
Samsung SRA Real Estate Professional Private 45		10,666	2,656	(442)	-	-	12,880
IBK Global New Renewable Energy Special Asset Professional Private2		32,349	(1,988)	1,526	-	-	31,887
VS Cornerstone Fund		3,464	-	(54)	-	-	3,410
Aone Mezzanine Opportunity Professional Private		9,580	(28)	(12)	-	-	9,540
KiwoomUnicorn3 New Technology Business Investment Fund		4,283	(3,633)	(650)	-	-	-
Multi Asset The United States Thortons Professional Private1		41,440	(41,607)	167	-	-	-
Kiwoom Milestone US Real Estate Professional Private20		51,512	(51,512)	-	-	-	-
NH-Amundi US Infrastructure Private Fund2		25,430	207	1,387	-	-	27,024
KB Distribution Private Real Estate1		30,698	(1,423)	1,419	-	-	30,694
SH Jigae Namsan BTO professional Investment Type Private Special Asset Investment Trust		20,712	(22,293)	1,581	-	-	-
SH Japan Photovoltaic Private Special Asset Investment Trust No.2		29,149	(16,798)	665	-	-	13,016
Kakao-Shinhan 1st TNYT Fund		5,681	9,000	(184)	-	-	14,497
IMM Special Situation 1-2 PRIVATE EQUITY FUND		10,870	(160)	883	-	-	11,593
Pacific Private Placement Real Estate Fund No.40		11,647	(747)	698	-	-	11,598
Mastern Private Real Estate Loan Fund No.2		5,692	1,429	370	-	-	7,491

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

12.  Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2022 and for the year ended December 31, 2021 are as follows (continued):

		December 31, 2021
Investees		Beginning balance	Acquisition (Disposal) and dividend	Equity method income (loss)	Change in other comprehensive income (loss)	Impairment loss	Ending balance
LB Scotland Amazon Fulfillment Center Fund 29	~~W~~	31,182	(1,734)	1,820	-	-	31,268
JR AMC Hungary Budapest Office Fund 16		12,204	(821)	757	-	-	12,140
IGIS 372 Real Estate Professional Private		56,835	(56,835)	-	-	-	-
EDNCENTRAL Co.,Ltd.(*1)		1,040	-	(1,040)	-	-	-
KoFC-Neoplux R&D-Biz Creation 2013-1 Venture Capital Fund		3,830	(8,388)	4,558	-	-	-
Future-Creation Neoplux Venture Capital Fund		3,796	(995)	216	-	-	3,017
Gyeonggi-Neoplux Superman Fund		6,399	(2,257)	3,736	-	-	7,878
NewWave 6th Fund		6,150	7,575	730	-	-	14,455
KTC-NP Growth Champ 2011-2 Private Equity Fund		2,853	-	1,137	-	-	3,990
Neoplux No.3 Private Equity Fund		10,295	10,182	2,124	-	-	22,601
PCC Amberstone Private Equity Fund I		22,480	(2,356)	2,666	-	-	22,790
KIAMCO POWERLOAN TRUST 4TH		43,955	(164)	1,510	-	-	45,301
Mastern Opportunity Seeking Real Estate Fund II		19,799	(737)	2,255	-	-	21,317
AION ELFIS PROFESSIONAL PRIVATE 1		5,528	(1,350)	244	-	-	4,422
T&F 2020 SS Private Equity Fund Specializing in Start-up and Venture Business		4,453	-	(93)	-	-	4,360
Neoplux Market-Frontier Secondary Fund		11,545	(614)	382	-	-	11,313
Harvest Private Equity Fund II		2,982	-	499	-	-	3,481
Synergy Green New Deal 1st New Technology Business Investment Fund		10,008	(247)	(77)	-	-	9,684
KAIM Real-estate Private Investment Trust 20		5,098	(350)	300	-	-	5,048
KIAMCO Vietnam Solar Special Asset Private Investment Trust		7,948	(1,112)	691	-	-	7,527
Daishin New Technology Investment Fund 5th		2,850	-	1,589	-	-	4,439
CSQUARE SNIPER PROFESSIONAL PRIVATE 10		3,125	-	122	-	-	3,247
Acurus Hyundai Investment Partners New Technology		2,927	-	1,787	-	-	4,714
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-1		44,594	4,103	11,371	3,876	-	63,944
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-2		44,594	4,103	11,371	3,876	-	63,944
Pacific Sunny Professional Investors Private Placement Real Estate Investment Company No.45		15,855	-	(1,077)	-	-	14,778

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

12.  Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2022 and for the year ended December 31, 2021 are as follows (continued):

		December 31, 2021
Investees		Beginning balance	Acquisition (Disposal) and dividend	Equity method income (loss)	Change in other comprehensive income (loss)	Impairment loss	Ending balance
IGIS Professional Investors Private Investment Real Estate Investment LLC No.395	~~W~~	29,644	(29,644)	-	-	-	-
SHINHAN-NEO Core Industrial Technology Fund		1,979	3,960	(248)	-	-	5,691
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		21,142	5,271	830	-	-	27,243
SIMONE Mezzanine Fund No.3		2,980	-	74	-	-	3,054
Eum Private Equity Fund No.7		7,872	121	(120)	-	-	7,873
Kiwoom Private Equity Ant-Man Startup Venture Specialized Private Equity Fund		5,034	-	2,560	-	-	7,594
Kiwoom Hero No.4 Private Equity Fund		4,707	-	(402)	-	-	4,305
Vogo Canister Professional Trust Private Fund I		43,975	(4,712)	1,809	-	-	41,072
SW-S Fund		-	7,000	(276)	-	-	6,724
CL Buyout 1st PEF		-	13,875	(84)	-	-	13,791
Timefolio The Venture-V second		-	4,000	572	-	-	4,572
Newlake Growth Capital Partners2 PEF		-	13,000	(79)	-	-	12,921
Shinhan Smilegate Global PEF I		-	3,376	(40)	-	-	3,336
Fount Professional Investors Private Investment Trust No.3		-	5,000	197	-	-	5,197
Genesis Eco No.1 PEF		-	11,292	(162)	-	-	11,130
SHINHAN-NEO Market-Frontier 2nd Fund(*3)		-	25,620	(1,014)	-	-	24,606
NH-Synergy Core Industrial New Technology Fund		-	6,500	(63)	-	-	6,437
J& Moorim Jade Investment Fund		-	5,500	40	-	-	5,540
Ulmus SHC innovation investment fund		-	5,000	192	-	-	5,192
Mirae Asset Partners X Private Equity Fund		-	8,000	(142)	-	-	7,858
T Core Industrial Technology 1st Venture PEF		-	4,500	35	-	-	4,535
Curious Finale Corporate Recovery Private Equity Fund		-	3,377	313	-	-	3,690
TI First Property Private Investment Trust 1		-	2,879	176	-	-	3,055
MPLUS Professional Private Real Estate Fund 25		-	3,010	280	-	-	3,290
IBKC Global Contents Investment Fund		-	5,000	(57)	-	-	4,943
Nautic Smart No.6 Private Equity Fund		-	4,000	(26)	-	-	3,974
Premier Luminous Private Equity Fund		-	7,095	(104)	-	-	6,991
Hanyang-Meritz 1 Fund		-	3,500	(17)	-	-	3,483

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

12.  Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2022 and for the year ended December 31, 2021 are as follows (continued):

		December 31, 2021
Investees		Beginning balance	Acquisition (Disposal) and dividend	Equity method income (loss)	Change in other comprehensive income (loss)	Impairment loss	Ending balance
KNT 2ND PRIVATE EQUITY FUND	~~W~~	-	3,000	1,157	-	-	4,157
Maple Mobility Fund		-	9,274	(591)	-	-	8,683
AVES 1st Corporate Recovery Private Equity Fund		-	4,800	(64)	-	-	4,736
JS Shinhan Private Equity Fund		-	5,076	(39)	-	-	5,037
Daishin Newgen New Technology Investment Fund 1st		-	8,000	4,169	-	-	12,169
META ESG Private Equity Fund I		-	5,726	(49)	-	-	5,677
SWFV FUND-1		-	9,700	(54)	-	-	9,646
PHAROS DK FUND		-	4,000	(51)	-	-	3,949
Shinhan VC tomorrow venture fund 1		-	9,113	(71)	-	-	9,042
Highland 2021-8 Fund		-	4,900	(1)	-	-	4,899
Medicii 2021-3 Fund		-	9,752	(24)	-	-	9,728
Tres-Yujin Trust		-	10,000	(5)	-	-	9,995
Shinhan-Time mezzanine blind Fund		-	15,000	(58)	-	-	14,942
Capstone REITs No.26		-	4,849	(454)	-	-	4,395
JB Incheon-Bucheon REITS No.54		-	5,000	(1)	-	-	4,999
Hankook Smart Real Asset Investment Trust No.3		-	4,173	169	-	-	4,342
JB Hwaseong-Hadong REITs No.53		-	5,000	(1)	-	-	4,999
KB Oaktree Trust No.3		-	3,141	18	-	-	3,159
Daehan No.36 Office Asset Management Company		-	21,500	-	-	-	21,500
Rhinos Premier Mezzanine Private Investment Fund No.1		-	3,000	5	-	-	3,005
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2		-	19,426	477	-	-	19,903
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		-	39,996	109	-	-	40,105
SKS-Yozma Fund No.1		-	6,000	(55)	-	-	5,945
IBKC-METIS Global Contents Investment Fund		-	4,000	-	-	-	4,000
Keistone Unicorn Private Equity Fund		-	6,300	-	-	-	6,300
Others		121,040	63,729	5,881	(3)	(5,570)	185,077
	~~W~~	2,657,768	101,582	158,600	6,514	(10,719)	2,913,745

(*1) The Group has stopped recognizing its equity method income or loss due to the carrying value of ‘0’ resulting from the investees’ cumulative loss.

(*2) For the year ended December 31, 2021, the Group has stopped recognizing its equity method income or loss to accumulated deficits and the shares are retired for the year ended December 31, 2021.

(*3) Classified as investments in associates without cash transactions.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

13.  Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss as of September 30, 2022 and December 31, 2021 are as follows:

		September 30, 2022	December 31, 2021
Securities sold:
Stocks	~~W~~	189,989	275,451
Bonds		582,138	505,202
Others		27,425	7,114
		799,552	787,767
Gold/silver deposits		452,138	581,458
	~~W~~	1,251,690	1,369,225

14.  Financial liabilities designated at fair value through profit or loss

(a) Financial liabilities designated at fair value through profit or loss as of September 30, 2022 and December 31, 2021 are as follows:

		September 30, 2022	December 31, 2021	Reason for designation
Equity-linked securities sold	~~W~~	5,040,211	5,795,071	Combined financial instrument
Securities sold with embedded derivatives		1,856,867	2,228,799
Debt securities issued		43,974	-	Fair value measurement and management
	~~W~~	6,941,052	8,023,870

(*) The Group designated the financial liabilities at the initial recognition (or subsequently) in accordance with paragraph 6.7.1 of K-IFRS No. 1109 as financial liabilities at fair value through profit or loss.

Maximum credit risk exposure of the financial liabilities designated at fair value through profit or loss amounts to ~~W~~6,941,052 million as of September 30, 2022. Decrease in values of the liability due to credit risk changes is ~~W~~2,987 million for the nine-month period ended September 30, 2022 and the accumulated changes in values are ~~W~~(-)4,939 million as of September 30, 2022.

(b) The difference between the carrying amount of financial liabilities designated at fair value through profit or loss and the amount required to be paid at contractual maturity as of September 30, 2022 and December 31, 2022 are as follows:

		September 30, 2022	December 31, 2021
Amount contractually required to pay at maturity	~~W~~	6,279,782	7,325,678
Carrying value		6,941,052	8,023,870
Difference from carrying value		(661,270)	(698,192)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

15.  Debt securities issued

Debt securities issued as of September 30, 2022 and December 31, 2021 are as follows:

	September 30, 2022			December 31, 2021
	Interest rate (%)		Amount	Interest rate (%)		Amount
Debt securities issued in Korean won:
Debt securities issued	0.05~7.50	~~W~~	66,375,339	0.79~8.00	~~W~~	64,419,771
Subordinated debt securities issued	2.20~4.17		4,010,125	2.20~4.60		5,030,125
Gain on fair value hedges	-		(435,160)	-		(122,069)
Discount on debt securities issued	-		(39,971)	-		(38,845)
			69,910,333			69,288,982
Debt securities issued in foreign currencies:
Debt securities issued	0.25~7.59		9,802,824	0.25~7.59		7,462,087
Subordinated debt securities issued	3.34~5.10		4,677,648	3.34~5.10		3,307,306
Loss(gain) on fair value hedges	-		(372,657)	-		130,392
Discount on debt securities issued	-		(51,648)	-		(39,404)
			14,056,167			10,860,381
		~~W~~	83,966,500		~~W~~	80,149,363

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

16.  Defined benefit assets and liabilities

The Group has operated a defined benefit plan and calculates defined benefit obligations based on the employee’s pension compensation benefits and service period.

(a) Defined benefit obligations and plan assets as of September 30, 2022 and December 31, 2021 are as follows:

		September 30, 2022	December 31, 2021
Present value of defined benefit obligations	~~W~~	1,985,626	2,205,869
Fair value of plan assets		(2,387,754)	(2,296,685)
Recognized asset for defined benefit obligations (*)	~~W~~	(402,128)	(90,816)

(*) The asset for defined benefit obligation of ~~W~~402,128 million as of September 30, 2022 is the net defined benefit assets of ~~W~~451,604 million less the net defined liabilities of ~~W~~49,476 million. In addition, the asset for defined benefit obligation of ~~W~~90,816 million as of December 31, 2021 is the net defined benefit assets of ~~W~~142,020 million less the net defined liabilities of ~~W~~51,204 million.

(b) Net income relating to defined benefit liabilities loss for the three-month and nine-month periods ended September 30, 2022 and 2021 are as follows:

		September 30, 2022		September 30, 2021
		Three-month	Nine- month	Three- month	Nine- month
Current service costs	~~W~~	43,635	128,414	44,922	133,533
Interest expense (income)		(1,559)	(4,739)	(171)	44
Past service cost		8,330	8,330	-	282
Settlement expense		-	(526)	-	-
	~~W~~	50,406	131,479	44,751	133,859

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

17.  Provisions

(a) Provisions as of September 30, 2022 and December 31, 2021 are as follows:

		September 30, 2022	December 31, 2021
Asset retirement obligations	~~W~~	84,992	82,123
Expected loss related to litigation		17,440	9,693
Unused credit commitments		325,465	300,008
Guarantee contracts issued		100,302	81,922
Financial guarantee contracts issued		69,389	55,344
Non-financial guarantee contracts issued		30,913	26,578
Others(*)		636,105	693,110
	~~W~~	1,164,304	1,166,856

(*) As of September 30, 2022 and December 31, 2021, the Group recognizes a provision of ~~W~~469,290 million and ~~W~~518,955 million, respectively, an estimated amount which is highly probable to be paid for customer losses expected due to delays in redemption of Lime CI funds.

(b) Changes in provision for unused credit commitments and financial guarantee contracts issued for the nine-month period ended September 30, 2022 and the year ended December 31, 2021 are as follows:

		September 30, 2022
		Unused credit commitments			Financial guarantee contracts issued			Total
		12 months expected credit loss	Life-time expected credit loss	Impaired financial asset	12 months expected credit loss	Life-time expected credit loss	Impaired financial asset

Beginning balance	~~W~~	150,573	147,511	1,924	48,607	6,709	28	355,352
Transfer to(from) 12 months expected credit loss		55,853	(55,629)	(224)	2,695	(2,695)	-	-
Transfer to(from) life-time expected credit loss		(11,390)	11,459	(69)	(4,828)	4,828	-	-
Transfer to(from) impaired financial asset		(233)	(1,006)	1,239	-	-	-	-
Provided (reversed)		(34,967)	57,592	(848)	6,976	1,201	3	29,957
Change in foreign exchange rate		2,291	1,389	-	3,912	869	1	8,462
OtOthers(*)		-	-	-	1,687	(601)	(3)	1,083
Ending balance	~~W~~	162,127	161,316	2,022	59,049	10,311	29	394,854

(*) Others include effects of the provision from the new financial guarantee contracts measured at fair value, and the expired contracts, and the change of discount rate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

17.  Provisions (continued)

(b) Changes in provision for unused credit commitments and financial guarantee contracts issued for the nine-month period ended September 30, 2022 and the year ended December 31, 2021 are as follows (continued)

		December 31, 2021
		Unused credit commitments			Financial guarantee contracts issued			Total
		12 months expected credit loss	Life-time expected credit loss	Impaired financial asset	12 months expected credit loss	Life-time expected credit loss	Impaired financial asset

Beginning balance	~~W~~	164,147	140,137	1,435	54,550	7,335	10	367,614
Transfer to(from) 12 months expected credit loss		63,335	(63,249)	(86)	2,931	(2,931)	-	-
Transfer to(from) life-time expected credit loss		(11,889)	11,917	(28)	(3,621)	3,621	-	-
Transfer to(from) impaired financial asset		(274)	(939)	1,213	-	-	-	-
Provided (reversed)		(66,373)	58,188	(610)	(581)	(178)	5	(9,549)
Change in foreign exchange rate		1,964	1,077	-	1,910	534	-	5,485
OtOthers(*)		(337)	380	-	(6,582)	(1,672)	13	(8,198)
Ending balance	~~W~~	150,573	147,511	1,924	48,607	6,709	28	355,352

(*) Others include effects of the provision from the new financial guarantee contracts measured at fair value, and the expired contracts, and the change of discount rate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

18.  Liabilities under insurance contracts

(a) Insurance liabilities as of September 30, 2022 and December 31, 2021 are as follows:

		September 30, 2022	December 31, 2021
Policy reserve	~~W~~	54,734,890	54,330,046
Policyholder’s equity adjustment		(2,709)	3,452
	~~W~~	54,732,181	54,333,498

(b) Income or expenses on insurance for the three-month and nine-month periods ended September 30, 2022 and 2021 are as follows:

		September 30, 2022		September 30, 2021
		Three-month	Nine- month	Three-month	Nine- month
Insurance income
Premium income	~~W~~	1,464,799	4,387,852	1,526,289	4,748,652
Reinsurance income		48,732	134,521	37,124	110,536
Separate account income		24,422	65,966	19,955	57,697
		1,537,953	4,588,339	1,583,368	4,916,885
Insurance expenses
Claims paid		1,602,475	4,261,521	1,270,868	4,001,092
Reinsurance premium expenses(*1)		62,293	395,042	44,541	130,213
Provision for insurance liabilities(*1)(*2)		(58,532)	71,749	284,724	737,324
Separate account expenses		24,423	65,966	19,954	57,696
Acquisition costs		170,556	485,236	180,497	520,795
Collection expenses and discount fee		4,758	13,822	4,251	14,049
Deferred acquisition costs(-)		(103,114)	(291,169)	(101,884)	(309,006)
Amortization of deferred acquisition costs		97,968	298,593	105,115	320,378
		1,800,827	5,300,760	1,808,066	5,472,541

Net loss on insurance	~~W~~	(262,874)	(712,421)	(224,698)	(555,656)

(*1) It includes reinsurance expenses of ~~W~~241,229 million and reversal of insurance liabilities of ~~W~~239,568 million due to an issuance of joint reinsurance as of September 30, 2022.

(*2) Interest expenses on savings insurance contracts are included.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

19.  Equity

(a) Equity as of September 30, 2022 and December 31, 2021 are as follows:

		September 30, 2022	December 31, 2021
Capital stock:
Common stock	~~W~~	2,608,176	2,608,176
Preferred stock		361,465	361,465
		2,969,641	2,969,641

Hybrid bond		4,196,968	3,334,531

Capital surplus:
Share premium		11,352,819	11,352,819
Others		742,224	742,224
		12,095,043	12,095,043

Capital adjustments		(578,272)	(664,429)

Accumulated other comprehensive income, net of tax:
Loss on financial assets at fair value through other comprehensive income		(3,468,186)	(614,872)
Gain(loss) on financial assets at fair value through profit or loss (Overlay approach)		(35,177)	141,821
Equity in other comprehensive income(loss) of associates		(10,146)	7,595
Foreign currency translation adjustments for foreign operations		328,613	(125,219)
Net loss from cash flow hedges		(102,464)	(26,471)
Other comprehensive loss of separate account		(168,206)	(22,850)
Remeasurement of defined benefit obligation		(142,644)	(343,124)
Changes in own credit risk on financial liabilities designated under fair value option		(3,581)	(1,816)
		(3,601,791)	(984,936)

Retained earnings		33,418,039	30,541,300

Non-controlling interest		2,351,692	2,247,272
	~~W~~	50,851,320	49,538,422

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

19.  Equity (continued)

(b) The details of preferred stock are as follows:

	The number of shares	Contracted dividend rate	Conversion request period(*)
Convertible preferred stock	17,482,000	4.0% per year based on issue price (non-cumulative, participating)	2020.05.01~2023.04.30

(*) Preferred stocks that have not been converted for 4 years from the issuance date and until the expiration date of the period of existence are automatically converted to common stocks at the expiration date of the period of existence.

(c) Hybrid bonds

Hybrid bonds classified as other equity instruments of September 30, 2022 and December 31, 2021 are as follows:

Issue date	Currency	Maturity date	Interest rate (%)		September 30, 2022	December 31, 2021
June 25, 2015	KRW	June 25, 2045	4.38	~~W~~	199,455	199,455
September 15, 2017	〃	Perpetual bond	3.77		-	134,683
September 15, 2017	〃	Perpetual bond	4.25		89,783	89,783
April 13, 2018	〃	Perpetual bond	4.08		134,678	134,678
April 13, 2018	〃	Perpetual bond	4.56		14,955	14,955
August 29, 2018	〃	Perpetual bond	4.15		398,679	398,679
June 28, 2019	〃	Perpetual bond	3.27		199,476	199,476
September 17, 2020	〃	Perpetual bond	3.12		448,699	448,699
March 16, 2021	〃	Perpetual bond	2.94		429,009	429,009
March 16, 2021	〃	Perpetual bond	3.30		169,581	169,581
January 25, 2022	〃	Perpetual bond	3.90		560,438	-
January 25, 2022	〃	Perpetual bond	4.00		37,853	-
August 26, 2018	〃	Perpetual bond	4.93		343,026	-
August 26, 2018	〃	Perpetual bond	5.15		55,803	-
August 13, 2018	USD	Perpetual bond	5.88		559,526	559,526
May 12, 2021	〃	Perpetual bond	2.88		556,007	556,007
				~~W~~	4,196,968	3,334,531

(*) For the nine-month period ended September 30, 2022, the deduction for capital related to hybrid bonds issued is ~~W~~2,880 million.

The hybrid bonds above can be repaid early after 5 or 10 years from the date of issuance, and each bond is either a perpetual bond or the controlling company has right to extend the maturity under the same condition.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

19.  Equity (continued)

(d) Accumulated other comprehensive income

Changes in accumulated other comprehensive income for the nine-month period ended September 30, 2022 and the year ended December 31, 2021 are as follows:

		September 30, 2022
			Items that are or may be reclassified to profit or loss					Items that will not be reclassified to profit or loss				Total
		Gain (loss) on securities at fair value through other comprehensive income	Gain (loss) on valuation of financial asset measured at FVTPL (overlay approach)	Equity in other comprehensive income (loss) of associates	Foreign currency translation adjustments for foreign operations	Net gain (loss) from cash flow hedges	other comprehen-sive income (loss) of separate account	Remeasure -ments of the defined benefit plans	Equity in other comprehensive income (expense) of associates	Gain (loss) on securities at fair value through other comprehensive income	Gain (loss) on financial liabilities measured at FVTPL attributable to changes in credit risk
Beginning balance	~~W~~	(730,295)	141,821	7,623	(125,219)	(26,471)	(22,850)	(343,124)	(28)	115,423	(1,816)	(984,936)
Change due to fair value		(4,103,177)	(247,870)	(21,911)	-	-	(200,491)	-	8	76,668	(2,987)	(4,499,760)
Reclassification:
Change due to impairment or disposal		6,647	-	-	-	-	-	-	-	-	-	6,647
Effect of hedge accounting		-	-	-	-	(614,620)	-	-	-	-	-	(614,620)
Hedging		80,466	-	-	(172,682)	451,563	-	-	-	-	-	359,347
Effects from changes in foreign exchange rate		-	-	-	631,088	-	-	-	-	11,296	-	642,384
Remeasurements of the defined benefit plans		-	-	-	-	-	-	275,828	-	-	-	275,828
Deferred income taxes		1,097,082	70,872	4,164	(3,779)	87,064	55,135	(75,007)	(2)	(25,030)	669	1,211,168
Transfer to other account		-	-	-	-	-	-	-	-	(2,146)	553	(1,593)
Non-controlling interests		4,880	-	-	(795)	-	-	(341)	-	-	-	3,744
Ending balance	~~W~~	(3,644,397)	(35,177)	(10,124)	328,613	(102,464)	(168,206)	(142,644)	(22)	176,211	(3,581)	(3,601,791)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

19.  Equity (continued)

(d) Accumulated other comprehensive income (continued)

Changes in accumulated other comprehensive income for the nine-month period ended September 30, 2022 and the year ended December 31, 2021 are as follows (continued):

		December 31, 2021
			Items that are or may be reclassified to profit or loss					Items that will never be reclassified to profit or loss				Total
		Gain (loss) on securities at fair value through other comprehensive income	Gain (loss) on valuation of financial asset measured at FVTPL (overlay approach)	Equity in other comprehensive income (loss) of associates	Foreign currency translation adjustments for foreign operations	Net gain (loss) from cash flow hedges	other comprehen-sive income (loss) of separate account	Remeasure -ments of the defined benefit plans	Equity in other comprehensive income (expense) of associates	Gain (loss) on securities at fair value through other comprehensive income	Gain (loss) on financial liabilities measured at FVTPL attributable to changes in credit risk
Beginning balance	~~W~~	146,829	161,919	4,875	(377,061)	(48,171)	18,423	(385,780)	(26)	79,982	(5,171)	(404,181)
Change due to fair value		(1,110,290)	(31,924)	6,517	-	-	(56,484)	-	(3)	21,408	(1,526)	(1,172,302)
Reclassification:
Change due to impairment or disposal		(114,399)	-	-	-	-	-	-	-	-	-	(114,399)
Effect of hedge accounting		-	-	-	-	(209,869)	-	-	-	-	-	(209,869)
Hedging		10,627	-	-	(74,525)	239,800	-	-	-	-	-	175,902
Effects from changes in foreign exchange rate		-	-	-	333,059	-	-	-	-	673	-	333,732
Remeasurements of the defined benefit plans		-	-	-	-	-	-	59,441	-	-	-	59,441
Deferred income taxes		334,391	11,826	(3,769)	(6,226)	(8,231)	15,211	(16,164)	1	(16,061)	(1,272)	309,706
Transfer to other account		-	-	-	-	-	-	-	-	29,421	6,153	35,574
Non-controlling interests		2,547	-	-	(466)	-	-	(621)	-	-	-	1,460
Ending balance	~~W~~	(730,295)	141,821	7,623	(125,219)	(26,471)	(22,850)	(343,124)	(28)	115,423	(1,816)	(984,936)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won, except per share data)

19.  Equity (continued)

(e) Regulatory reserve for loan losses

In accordance with Regulations for the Supervision of Financial Institutions, the Group reserves the difference between allowance for credit losses by IFRS and that as required by the Regulations at the account of regulatory reserve for loan losses in retained earnings.

i) Changes in regulatory reserve for loan losses including non-controlling interests as of September 30, 2022 and December 31, 2021 are as follows:

		September 30, 2022	December 31, 2021
Beginning balance	~~W~~	3,699,315	3,329,899
Planned regulatory provision for loan losses		12,841	369,416
Ending balance	~~W~~	3,712,156	3,699,315

ii) Profit attributable to equity holders of Shinhan Financial Group and earnings per share after factoring in regulatory reserve for loan losses for the three-month and nine-month periods ended September 30, 2022 and 2021 are as follows:

		September 30, 2022		September 30, 2021
		Three- month	Nine- month	Three-month	Nine- month
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	1,594,559	4,315,372	1,115,665	3,559,444
Provision for regulatory reserve for loan losses		(73,589)	(12,724)	(91,595)	(280,389)
Profit attributable to equity holders of Shinhan Financial Group adjusted for regulatory reserve	~~W~~	1,520,970	4,302,648	1,024,070	3,279,055
Basic and diluted earnings per share adjusted for regulatory reserve in won(*)	~~W~~	2,782	7,872	1,849	5,975

(*) Dividends for hybrid bonds are deducted.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won, except per share data)

19.  Equity (continued)

(f) Treasury stock

The changes in treasury stock during the nine-month period ended September 30, 2022 and for the year ended December 31, 2021 is as follows:

	September 30, 2022			December 31, 2021
	The number of shares		Carrying value	The number of shares		Carrying value
Beginning balance	6,352	~~W~~	227	704,796	~~W~~	28,215
Acquisition(*)	3,665,423		150,000	2,426		79
Disposal	-		-	(700,870)		(28,067)
Retirement(*)	(3,665,423)		(150,000)	-		-
Ending balance	6,352	~~W~~	227	6,352	~~W~~	227

(*) The controlling company has acquired treasury stocks for retirement for the nine-month period ended September 30, 2022 and completed retirement of treasury stocks by retained earnings on April 25, 2022.

(g) Dividends

Interim dividends paid by the controlling company for the nine-month period ended September 30, 2022 are as follows:

Dividend base date			Total dividends
March 31, 2022 (1st Quarter)	Common stock (~~W~~400 per share)	~~W~~	206,277
	Convertible preferred stock (~~W~~400 per share)		6,993
			213,270
June 30, 2022 (2nd Quarter)	Common stock (~~W~~400 per share)		205,171
	Convertible preferred stock (~~W~~400 per share)		6,993
			212,164
		~~W~~	425,434

By resolutions of the 21th general meeting of stockholders, the annual dividends declared to be paid by the controlling company to the shareholders of the Company in respect of the year ended December 31, 2021 are as follows:

		Total dividends
Common stock (~~W~~1,400 per share)	~~W~~	723,230
Convertible preferred stock (~~W~~1,400 per share)		24,475
	~~W~~	747,705

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

20.  Net interest income

Net interest income for the three-month and nine-month periods ended September 30, 2022 and 2021 are as follows:

		September 30, 2022		September 30, 2021
		Three-month	Nine- month	Three-month	Nine- month
Interest income:
Cash and deposits at amortized cost	~~W~~	66,408	136,384	19,318	64,137
Deposit at FVTPL		366	956	317	974
Securities at FVTPL		224,226	593,854	157,742	488,817
Securities at FVOCI		320,955	857,778	224,207	653,588
Securities at amortized cost		328,922	904,790	274,390	810,005
Loans at amortized cost		4,229,261	11,333,738	2,986,877	8,717,686
Loans at FVTPL		14,189	51,401	10,656	28,345
Others		22,258	64,852	18,139	53,896
		5,206,585	13,943,753	3,691,646	10,817,448
Interest expense:
Deposits		1,184,029	2,758,264	526,132	1,560,289
Financial liabilities designated at FVTPL		517	774	-	-
Borrowings		272,988	583,583	91,916	237,826
Debt securities issued		506,620	1,284,567	334,922	1,022,655
Others		41,602	99,511	13,604	40,781
		2,005,756	4,726,699	966,574	2,861,551

Net interest income	~~W~~	3,200,829	9,217,054	2,725,072	7,955,897

21.  Net fees and commission income

Net fees and commission income for the three-month and nine-month periods ended September 30, 2022 and 2021 are as follows:

		September 30, 2022		September 30, 2021
		Three-month	Nine- month	Three-month	Nine- month
Fees and commission income:
Credit placement fees	~~W~~	15,752	54,906	15,303	57,549
Commission received as electronic charge receipt		37,186	110,583	36,251	111,950
Brokerage fees		77,008	269,472	135,095	459,052
Commission received as agency		25,209	91,888	36,905	111,897
Investment banking fees		36,009	201,681	46,704	123,865
Commission received in foreign exchange activities		76,098	220,989	63,240	194,050
Trust management fees		75,080	235,997	75,188	229,327
Credit card fees		296,373	932,582	296,243	886,145
Operating lease fees		124,714	343,029	94,484	262,242
Others		224,351	701,087	174,728	663,522
		987,780	3,162,214	974,141	3,099,599
Fees and commission expense:
Credit-related fee		8,868	27,291	8,587	26,832
Credit card fees		233,003	661,071	212,665	621,014
Others		162,867	451,882	138,903	433,679
		404,738	1,140,244	360,155	1,081,525

Net fees and commission income	~~W~~	583,042	2,021,970	613,986	2,018,074

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

22.  Reversal of (provision for) credit loss allowance

Reversal of (provision for) credit loss allowance on financial assets for the three-month and nine-month periods ended September 30, 2022 and 2021 are as follows:

		September 30, 2022		September 30, 2021
		Three-month	Nine- month	Three-month	Nine- month
Allowance provided:
Loans at amortized cost	~~W~~	(232,402)	(795,544)	(195,876)	(520,195)
Other financial assets at amortized cost		(8,887)	(25,850)	(11,778)	(35,721)
Securities at fair value through other comprehensive income		-	-	(2,584)	(4,586)
Unused credit line and financial guarantee		(7,063)	(29,957)	-	-
Securities at amortized cost		-	-	(95)	(1,022)
		(248,352)	(851,351)	(210,333)	(561,524)
Allowance reversed:
Securities at fair value through other comprehensive income		1,173	3,689	-	-
Securities at amortized cost		(549)	891	-	-
Unused credit line and financial guarantee		-	-	1,249	1,673
		624	4,580	1,249	1,673
	~~W~~	(247,728)	(846,771)	(209,084)	(559,851)

23.  General and administrative expenses

General and administrative expenses for the three-month and nine-month periods ended September 30, 2022 and 2021 are as follows:

		September 30, 2022		September 30, 2021
		Three-month	Nine-month	Three-month	Nine-month
Employee benefits:
Salaries	~~W~~	805,518	2,419,428	773,689	2,342,663
Severance benefits
Defined contribution		9,034	29,646	9,396	29,044
Defined benefit		48,667	127,171	42,922	129,057
Termination benefits		(437)	327	734	66,559
		862,782	2,576,572	826,741	2,567,323

Entertainment		12,173	31,315	8,458	24,870
Depreciation		125,574	386,795	124,575	362,949
Amortization		48,234	131,930	32,987	108,877
Taxes and utility bills		51,401	164,567	35,647	142,644
Advertising		80,446	199,565	69,384	158,556
Research		6,895	20,915	6,857	18,447
Others		220,902	613,101	191,572	548,476
	~~W~~	1,408,407	4,124,760	1,296,221	3,932,142

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

24.  Share-based payment

(a) Performance shares granted as of September 30, 2022 are as follows:

	Expired	Not expired

Type	Cash-settled share-based payment

Performance conditions	Relative stock price linked (20.0%), management index (80.0%)

Exercising period	4 years from the commencement date of the year to which the grant date belongs

Estimated number of shares vested at September 30, 2022	147,002	2,620,348

Fair value per share in won(*)	~~W~~44,222, ~~W~~33,122, ~~W~~37,387 for the expiration of exercising period from 2019 to 2021	~~W~~33,500

(*) Based on performance-based stock compensation, the reference stock price (the arithmetic average of the weighted average share price of transaction volume for the past two months, the previous one month, and the past one week) of four years after the commencement of the grant year is paid in cash, and the fair value of the reference stock to be paid in the future is assessed as the closing price of the settlement.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

24.  Share-based payments (continued)

(b) Share-based compensation costs for the nine-month periods ended September 30, 2022 and 2021 are as follows:

		September 30, 2022
		Employees of
		The controlling company	The subsidiaries	Total
Stock options granted:
7th(*)	~~W~~	-	-	-
Performance share		1,900	15,275	17,175
	~~W~~	1,900	15,275	17,175

		September 30, 2021
		Employees of
		The controlling company	The subsidiaries	Total
Stock options granted:
7th	~~W~~	(1)	(1)	(2)
Performance share		4,335	33,164	37,499
	~~W~~	4,334	33,163	37,497

(*) As of December 31, 2021, all stock options have expired.

(c) Accrued expenses as of September 30, 2022 and December 31, 2021 are as follows:

		September 30, 2022
		Accrued expense
		The controlling company	The subsidiaries	Total
Stock options granted:
Performance shares	~~W~~	11,487	81,652	93,139

		December 31, 2021(*)
		Accrued expense
		The controlling company	The subsidiaries	Total
Stock options granted:
Performance shares	~~W~~	10,598	82,498	93,096

(*) As of December 31, 2021, all stock options have expired.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

25.  Income tax expense

Income tax expense for the three-month and nine-month periods ended September 30, 2022 and 2021 are as follows:

		September 30, 2022		September 30, 2021
		Three-month	Nine- month	Three-month	Nine- month
Current income tax expense	~~W~~	584,918	1,340,446	410,774	1,176,370
Temporary differences		(327,278)	(953,236)	(56,642)	(133,157)
Income tax recognized in other comprehensive income		290,298	1,143,840	48,469	237,884
Income tax expenses	~~W~~	547,938	1,531,050	402,601	1,281,097

Effective tax rate		25.30%	25.91%	26.07%	26.05%

26.  Earnings per share

Basic and diluted earnings per share for the three-month and nine-month periods ended September 30, 2022 and 2021 are as follows:

		September 30, 2022		September 30, 2021
		Three- month	Nine- month	Three-month	Nine- month
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	1,594,559	4,315,372	1,115,665	3,559,444
Less:
Dividends to hybrid bonds		(44,815)	(117,058)	(36,787)	(88,074)
Net profit available for common stock	~~W~~	1,549,744	4,198,314	1,078,878	3,471,370

Weighted average number of common shares outstanding (*)		530,409,779	531,694,283	534,075,204	534,041,437

Basic and diluted earnings per share in won	~~W~~	2,921	7,896	2,020	6,500

(*) The number of basic ordinary shares outstanding is 512,934,131 shares and the above weighted- average stocks are calculated by reflecting the changes in 3,665,423 shares of treasury stocks acquired and retired for the nine-month period ended September 30, 2022 and 17,482,000 shares of convertible preferred shares issued on May 1, 2019.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

27.  Commitments and contingencies

(a) Guarantees, acceptances and credit commitments as of September 30, 2022 and December 31, 2021 are as follows:

		September 30, 2022	December 31, 2021
Guarantees and purchase agreements:
Outstanding guarantees	~~W~~	12,976,749	10,540,968
Contingent guarantees		5,235,676	4,670,771
ABS and ABCP purchase agreements		1,523,540	1,525,768
		19,735,965	16,737,507
Commitments to extend credit:
Loan commitments in won		82,884,991	81,707,963
Loan commitments in foreign currency		26,353,467	19,807,686
Other agreements (*)		96,823,758	92,338,217
		206,062,216	193,853,866
Endorsed bills:
Secured endorsed bills		15,817	8,199
Unsecured endorsed bills		9,554,612	7,683,165
		9,570,429	7,691,364
	~~W~~	235,368,610	218,282,737

(*) Unused credit commitments provided to the card customers are included, the amounts are ~~W~~90,720,728 million for the nine-month period ended September 30, 2022 and ~~W~~86,979,545 million for the year ended December 31, 2021.

(b) Pending litigations

As of September 30, 2022, the Group is involved with 610 pending lawsuits as a defendant with total litigation amount of ~~W~~571,809 million.

As of the September 30, 2022, the Group has recorded ~~W~~17,440 million and ~~W~~3,727 million respectively, as provisions and insurance contract liabilities (reserve for claims) for litigations, etc., which have been decided to lose at the first trial. The outcome of the remaining litigations other than those accounted for provisions, etc. are not expected to have a material impact on the consolidated financial statements, but additional losses may result from future litigation.

(c) As a Prime Brokerage Service operator, the Group entered into a total return swap agreement (“TRS”, derivatives that exchange profits and losses from underlying assets such as stocks, bonds and funds) with a fund operated by Lime Asset Management ("Lime Fund"). Through TRS with the Group, the Lime Fund invested approximately $200 million in IIG Global Trade Finance Fund, IIG Trade Finance Fund, and IIG Trade Finance Fund-FX Hedge ("IIG Fund") from May 2017 to September 2017. The Group invested the IIG Fund in LAM Enhanced Finance III L.P ("LAM III Fund") in kind and acquired the LAM III Fund's beneficiary certificates in accordance with the management instructions of Lime Asset Management in 2019. The recoverable value of the LAM III Fund beneficiary certificates is affected by the recoverable value of the IIG Fund invested in kind.

Meanwhile, IIG Fund received cancellation of registration and asset freeze from the US Securities and Exchange Commission in November 2019. The Financial Supervisory Service (FSS) announced in its interim inspection of Lime Fund in February 2020 that the Group is charged of being involved in poor concealment and fraud of Lime Fund while operating TRSs with Lime Fund, and a related prosecution investigation has been under way since then.

Institutional sanctions (Shinhan Securities Co., Ltd. has been banned from the sale of new private equity funds and etc. for six months) against the Group was finalized by the Financial Services Commission on November 12, 2021.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

27.  Commitments and contingencies (continued)

In addition, the prosecution arrested and indicted the former director of Prime Brokerage Services for fraud charges and violation of the Capital Market and Financial Investment Services Act. Finally, the former director of Prime Brokerage Services was found guilty.

The prosecution indicted the Group and the former director of Prime Brokerage Services on January 22, 2021 for violating ‘Financial Investment Services and Capital Markets Act’. It is expected that the criminal trial will determine whether the Group is legally responsible or not. The Group has determined the present obligation that the Group may be liable for the charge of involvement in the fraud is not significant.

Considering the board resolutions and the results of the Financial Supervisory Service's dispute settlement committee, the Group has been completed or will be carried out the compensation and liquidity supply for some of the Lime Fund sales.

(d) The Group sold approximately ~~W~~390.7 billion of German Heritage DLS trust products from May 2017 to December 2018. As of September 30, 2022, the repayment of ~~W~~379.9 billion has been delayed. Accordingly, the supervisory authorities were conducting an inspection on the incomplete sale of trust products. The institutional sanctions (Shinhan Securities Co., Ltd. has been banned from the sale of new private equity funds and etc. for six months) against the Group was partially finalized by the Financial Services Commission on November 12, 2021.

(e) The Group has sold Gen2 related trust instruments from May 2014 to November 2019. As of September 30, 2022, approximately ~~W~~420 billion, the entire outstanding balance, is suspended from redemption and delayed in repayment. In accordance with a resolution of the Board of Directors on September 28, 2021, the Group has decided to pay 40% of the investment principal to the customers who have agreed to the suspension of redemption and settle the amount upon investment recovery.

(f) The Group is responsible for the completion of construction when the contractor fails to fulfill its responsibilities. In case the Group fails to fulfill its responsibility, it is in the process of a responsible-for-completion land trust project (153 cases other than the new residential and commercial apartment project in Jongno-gu, Seoul (excluding completed workplaces)) to compensate for damages incurred to the financial institutions, and for the period ended September 30, 2022, the total PF loans amounted to ~~W~~ 5,170.1 billion. The amount of claim for damages of the Group is determined after identifying whether it is a damage caused by the Group’s failure to fulfill its responsibilities. As of September 30, 2022, the risk of the Group to bear the responsibility to complete the project is low, and the loss cannot be reliably measured, hence this was not reflected in the financial statements for the period ended September 30, 2022. Meanwhile, the process of each business sites will be continuously monitored.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

28.  Statement of cash flows

Cash and cash equivalents in the consolidated statements of cash flows as of September 30, 2022 and December 31, 2021 are as follows:

		September 30, 2022	December 31, 2021
Cash and due from banks at amortized cost	~~W~~	37,976,837	28,471,127
Adjustments:
Due from financial institutions with a maturity over three months from date of acquisition		(1,787,275)	(1,490,600)
Restricted due from banks		(23,297,277)	(13,896,642)
	~~W~~	12,892,285	13,083,885

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

29.  Related parties

Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements. In accordance with K-IFRS No.1024, the Group defines the retirement benefit plans of the associates, key management and their families, the consolidation group and related parties as the scope of related parties. The amount of profit and loss, bond and debt balance between the Group and the related parties are disclosed. For details of the associates and joint ventures, refer to ‘Note 12’.

(a) Balances with the related parties as of September 30, 2022 and December 31, 2021 are as follows:

Related party	Account		September 30, 2022	December 31, 2021
Investments in associates:
BNP Paribas Cardif Life Insurance	Other assets	~~W~~	42	61
〃	Credit card loans		138	87
〃	Deposits		10,307	14,870
Partners 4th Growth Investment Fund	Deposits		745	10,096
Shinhan EZ General Insurance, Ltd.(*2)	Credit card loans		-	24
〃	ACL		-	(2)
〃	Other provisions		-	4
〃	Deposits		-	1,455
Dream High Fund Ⅲ(*1)	Deposits		-	4
KDBC Midas Dong-A Snowball Venture Fund No.2	Deposits		-	350
Incorporated association Finance Saving Information Center	Deposits		5	16
Nomura investment property trust No.19	Loans		11,880	11,880
〃	Other assets		43	-
Shinan MAIN Private Mixed Asset No.3	Other assets		400	345
Korea Finance Security	Deposits		571	457
SHINHAN-CORE TREND GLOBAL FUND 1(*1)	Unearned revenue		-	17
Hermes Private Investment Equity Fund	Deposits		218	246
Korea Credit Bureau	Deposits		10	1,394
Goduck Gangil1 PFV Co., Ltd.	Loans		6,825	12,000
〃	ACL		(20)	(52)
	Deposits		2	-
SBC PFV Co., Ltd.	Deposits		16,678	33,278
Sprott Global Renewable Private Equity Fund I	Deposits		118	176
IMM Global Private Equity Fund	Loans		800	800
〃	ACL		(3)	(3)
〃	Deposits		16,803	21,543
Goduck Gangil10 PFV Co., Ltd.	Loans		4,300	7,600
〃	ACL		(13)	(24)
〃	Deposits		34,667	72,740
Shinhan Global Healthcare Fund 2	Deposits		1	1
One Shinhan Global Fund 1	Unearned revenue		9	104
IMM Special Situation 1-2 PRIVATE EQUITY FUND	Deposits		167	23
EDNCENTRAL Co.,Ltd.	Loans		-	19,739
〃	Accrued income		-	9
〃	Deposits		-	1
〃	Unearned revenue		-	40
Future-Creation Neoplux Venture Capital Fund	Account receivables		3,920	3,919
Neoplux Market-Frontier Secondary Fund	Account receivables		687	954
Gyeonggi-Neoplux Superman Fund	Account receivables		474	620
Shinhan-Neoplux Energy Newbiz Fund	Account receivables		739	1,002
KTC-NP Growth Champ 2011-2 Private Equity Fund	Account receivables		2,670	4,512
Neoplux No.3 Private Equity Fund	Account receivables		2,457	662
NV Station Private Equity Fund	Deposits		21	41
Korea Digital Asset Custody	Deposits		280	526
SW-N Fund	Deposits		109	115

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

29.  Related parties (continued)

(a) Balances with the related parties as of September 30, 2022 and December 31, 2021 are as follows (continued):

Related party	Account		September 30, 2022	December 31, 2021
Investments in associates (continued):
Shinhan Smilegate Global PEF I	Unearned revenue	~~W~~	28	49
WaveTechnology co.Ltd.	Deposits		91	99
SHINHAN-NEO Market-Frontier 2nd Fund	Account receivables		513	513
iPIXEL Co.,Ltd.	Loans		-	55
〃	Deposits		342	651
CJL No.1 Private Equity Fund	Deposits		689	779
NewWave 6th Fund	Account receivables		604	-
Nova New Technology Investment Fund No.1	Deposits		392	357
DS Power Semicon Private Equity Fund	Deposits		51	-
Genesis No.1 Private Equity Fund	Deposits		22	-
DDILVC Management Company	Deposits		66	-
Newlake Growth Capital Partners2 PEF	Deposits		545	-
Logisvalley Shinhan REIT Co.,Ltd.	Loans		43,000	-
	ACL		(29)	-
	Account receivables		1	-
	Deposits		1,814	-
Shinhan-Albatross tech investment Fund	Deposits		2,382	-
Shinhan Global Active REIT Co.Ltd.	Deposits		3,460	-
Shinhan VC tomorrow venture fund 1	Account receivables		850	-
Key management personnel and their immediate relatives:	Loans		6,343	6,149
	Assets		86,621	70,850
	Liabilities	~~W~~	90,593	159,432

(*1) Excluded from the associates due to disposal and liquidation for the nine-month period ended September 30, 2022.

(*2) For the period ended September 30, 2022, it is incorporated into the consolidation target as the Group held control due to increased equity ratio and BNP Paribas Cardif General Insurance, Ltd. has changed its name to Shinhan EZ General Insurance, Ltd.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

29.  Related parties (continued)

(b) Transactions with the related parties for the three-month and nine-month periods ended September 30, 2022 and 2021 are as follows:

Related party	Account	September 30, 2022		September 30, 2021
		Three-month	Nine-month	Three-month	Nine-month
Investments in associates
BNP Paribas Cardif Life Insurance	Fees and commission income	439	1,491	810	2,342
〃	Interest expense	(3)	(18)	(3)	(10)
〃	General and administrative	(1)	(1)	-	(1)
Shinhan Praxis K-Growth Global Private Equity Fund	Fees and commission income	42	42	-	180
Shinhan EZ General Insurance, Ltd.(*3)	Fees and commission income	-	2	3	8
〃	Interest expense	-	(1)	-	-
〃	Reversal(provision)of credit losses	-	5	-	-
SM New Technology Business Investment Fund I (*1)	Fees and commission income	-	-	-	187
Partners 4th Growth Investment Fund	Interest expense	-	(12)	(2)	(7)
Shinhan-Albatross Technology Investment Fund	Fees and commission income	-	146	-	129
Shinhan-Midas Dong-A Secondary	Fees and commission income	41	89	53	115
Shinhan-Nvestor Liquidity Solution Fund	Fees and commission income	-	181	90	271
Shinhan-PS Investment Fund No.1	Fees and commission income	5	15	5	15
Nomura-Rifa Private Real Estate Investment Trust 19	Interest income	131	390	-	-
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Fees and commission income	400	1,123	296	629
KOREA FINANCE SECURITY	Fees and commission income	2	5	1	6
ShinHan – Soo Young Entrepreneur Investment Fund No.1	Fees and commission income	-	140	-	67
Shinhan-Rhinos 1 Fund(*2)	Fees and commission income	-	61	-	47
SHINHAN-CORE TREND GLOBAL FUND 1(*2)	Fees and commission income	-	-	27	79
Kiwoom-Shinhan Innovation Fund I	Fees and commission income	-	118	61	180
One Shinhan Global Fund 1	Fees and commission income	32	95	48	122
Open-Shinhan Portfolio Investment Association No. 1	Fees and commission income	-	-	59	59
FuturePlay-Shinhan TechInnovation Fund 1	Fees and commission income	57	170	57	184
Korea Credit Bureau	Fees and commission income	3	10	6	12
〃	Interest expense	-	-	-	(9)
Goduck Gangil1 PFV Co., Ltd.	Interest income	95	308	176	635
〃	Reversal(provision)of credit losses	7	31	(1)	(1)
SBC PFV Co., Ltd.	Fees and commission income	500	500	-	-
〃	Interest expense	(4)	(17)	(1)	(5)
IMM Global Private Equity Fund	Interest income	8	21	5	17
〃	Interest expense	(56)	(171)	(10)	(19)
Goduck Gangil10 PFV Co., Ltd.	Interest income	38	139	74	215
〃	Interest expense	(188)	(505)	(3)	(4)
〃	Reversal(provision)of credit losses	3	11	12	36
COSPEC BIM tech(*1)	Interest income	-	-	-	41
〃	Reversal(provision)of credit losses	-	-	-	95
Korea Omega-Shinhan Project Fund I	Fees and commission income	46	135	46	135
New Green Shinhan Mezzanine Fund(*1)	Fees and commission income	-	-	314	334
Sparklabs-Shinhan Opportunity Fund 1	Fees and commission income	51	151	51	151
EDNCENTRAL Co.,Ltd.	Interest income	-	267	303	858
〃	Fees and commission income	-	3,212	311	578
Kakao-Shinhan 1st TNYT Fund	Fees and commission income	96	289	96	289
KoFC-Neoplux R&D-Biz Creation 2013-1 Venture Capital Fund(*1)	Interest income	-	-	-	1
〃	Fees and commission income	-	-	2,762	2,878

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

29.  Related parties (continued)

(b) Transactions with the related parties for the three-month and nine-month periods ended September 30, 2022 and 2021 are as follows (continued):

Related party	Account		September 30, 2022		September 30, 2021
			Three-month	Nine-month	Three-month	Nine-month
Investments in associates
Future-Creation Neoplux Venture Capital Fund	Interest income		-	-	8	22
〃	Fees and commission income		-	54	77	230
Neoplux Market-Frontier Secondary Fund	Fees and commission income		228	687	238	722
Gyeonggi-Neoplux Superman Fund	Fees and commission income		155	474	166	462
Shinhan-Neoplux Energy Newbiz Fund	Fees and commission income		246	739	257	755
NewWave 6th Fund	Fees and commission income		247	770	303	908
SHINHAN-NEO Core Industrial Technology Fund	Fees and commission income		124	373	124	373
KTC-NP Growth Champ 2011-2 Private Equity Fund	Interest income		-	-	7	19
Neoplux No.3 Private Equity Fund	Fees and commission income		734	2,457	548	2,059
Pacific Sunny Professional Investors Private Placement Real Estate Investment Company No.45(*2)	Fees and commission income		-	-	30	76
Shinhan Smilegate Global PEF I	Fees and commission income		-	49	61	127
SHINHAN-NEO Market-Frontier 2nd Fund	Fees and commission income		513	1,538	513	1,514
Korea Digital Asset Custody	Interest expense		-	-	-	(1)
SWK-Shinhan New Technology Investment Fund 1st	Fees and commission income		15	61	15	26
Ulmus SHC innovation investment fund	Fees and commission income		24	70	23	39
iPIXEL Co.,Ltd.	Interest income		-	1	1	1
CJL No.1 Private Equity Fund	Interest expense		(3)	(5)	(1)	(1)
Reverent-Shinhan Vista Fund	Fees and commission income		-	-	90	90
Kiwoom-Shinhan Innovation Fund 2	Fees and commission income		70	209	-	-
ETRI Holdings-Shinhan 1st Unicorn Fund	Fees and commission income		50	75	-	-
Shinhan VC tomorrow venture fund 1	Fees and commission income		850	2,550	-	-
JS Shinhan Private Equity Fund	Fees and commission income		138	436	-	-
Stonebridge-Shinhan Unicorn Secondary Fund	Fees and commission income		148	443	-	-
Shinhan-Kunicorn first Fund	Fees and commission income		-	261	-	-
Shinhan-Quantum Startup Fund	Fees and commission income		38	87	-	-
Shinhan Simone Fund Ⅰ	Fees and commission income		-	78	-	-
ShinhanFitrin 1st Technology Business Investment Association	Fees and commission income		22	37	-	-
DDI LVC Master Real Estate Investment Trust Co., Ltd.	Interest expense		-	(1)	-	-
Logisvalley Shinhan REIT Co.,Ltd.	Interest income		501	517	-	-
〃	Fees and commission income		17	17	-	-
〃	Reversal(provision)of credit losses		-	(29)	-	-
Shinhan-Albatross tech investment Fund	Interest expense		(2)	(5)	-	-
Shinhan-Dev healthcare Fund I	Fees and commission income		19	47	-	-
Shinhan-Cognitive Start-up Fund L.P.	Fees and commission income		-	192	-	-
Global Commerce Fund	Fees and commission income		2	2	-	-
Shinhan-HGI Social Enterprise Fund	Fees and commission income		12	12	-	-
Shinhan-WWG Energy Fund New Technology Venture Investment Fund	Fees and commission income		11	11	-	-
IGIS-Shinhan New Technology Fund 1	Fees and commission income		36	36	-	-
Shinhan-G.N.Tech Smart Innovation Fund	Fees and commission income		16	16	-	-
Key management personnel and their immediate relatives
	Interest income		55	142	54	84
		~~W~~	6,010	20,823	8,160	18,344

(*1) Excluded from the associates due to disposal and liquidation for the year ended December 31, 2021.

(*2) Excluded from the associates due to disposal and liquidation for the nine-month period ended September 30, 2022.

(*3) For the period ended September 30, 2022, it is incorporated into the consolidation target as the Group held control due to increased equity ratio and BNP Paribas Cardif General Insurance, Ltd. has changed its name to Shinhan EZ General Insurance, Ltd. The transaction amount for the nine-month periods ended September 30, 2022 and 2021 is the amount before the incorporation into the consolidation

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

29.  Related parties (continued)

(c) Key management personnel compensation

Key management personnel compensation for the three-month and nine-month periods ended September 30, 2022 and 2021 are as follows:

		September 30, 2022		September 30, 2021
		Three- month	Nine-month	Three-month	Nine-month
Short-term employee benefits	~~W~~	4,775	18,056	4,480	14,866
Severance benefits		252	627	169	523
Share-based payment transactions(*)		365	6,431	3,276	12,956
	~~W~~	5,392	25,114	7,925	28,345

(*) The expenses of share-based payment transactions are the remuneration expenses during the vesting period.

(d) The guarantees provided between the related parties as of September 30, 2022 and December 31, 2021 are as follows:

			Amount of guarantees
Guarantor	Guaranteed Parties		September 30, 2022	December 31, 2021	Account
Shinhan Bank	BNP Paribas Cardif Life Insurance	~~W~~	10,000	10,000	Unused loan limit
〃	Key Management Personnel		1,930	1,607	Unused loan limit
Shinhan Card	BNP Paribas Cardif Life Insurance		862	913	Unused credit line
〃	Shinhan EZ General Insurance, Ltd.(*)	-		226	Unused credit line
The Group	Structured entities		293,884	207,078	Purchase agreement
		~~W~~	306,676	219,824

(*) For the period ended September 30, 2022, it is incorporated into the consolidation target as the Group held control due to increased equity ratio and BNP Paribas Cardif General Insurance, Ltd. has changed its name to Shinhan EZ General Insurance, Ltd.

(e) Details of collaterals provided by the related parties as of September 30, 2022 and December 31, 2021 are as follows:

				Amount of assets pledged
Provided to	Provided by	Pledged assets		September 30, 2022	December 31, 2021
Shinhan Bank	BNP Paribas Cardif Life Insurance	Government bonds	~~W~~	13,600	12,000
	iPIXEL Co.,Ltd.	Electronic credit guarantee		190	190
	Logis Valley Shinhan Management Company	Collateral trust		51,600	-
	Key Management Personnel 〃 〃	Properties		8,073	10,012
		Deposits and etc.		1,511	2,011
		Guarantee		2,543	375
				12,127	12,398
			~~W~~	77,517	24,588

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

29.  Related parties (continued)

(f) Details of significant loan transactions with related parties for the nine-month period ended September 30, 2022 and for the year ended December 31, 2021 are as follows:

			September 30, 2022
Classification	Company		Beginning	Loan	Recover	Others(*)	Ending
Investments in associates Key Management Personnel	Nomura investment property trust No.19	~~W~~	11,880	-	-	-	11,880
	EDNCENTRAL Co.,Ltd.		19,739	-	(20,000)	261	-
	Goduck Gangil1 PFV Co., Ltd.		12,000	-	(5,175)	-	6,825
	Goduck Gangil10 PFV Co., Ltd.		7,600	-	(3,300)	-	4,300
	IMM Global Private Equity Fund		800	-	-	-	800
	iPIXEL Co.,Ltd.		55	-	-	(55)	-
	Logisvalley Shinhan REIT Co.,Ltd.		-	43,000	-	-	43,000
			6,150	3,846	(3,652)	-	6,344
	Total	~~W~~	58,224	46,846	(32,127)	206	73,149

(*) The effect on changes in allowance for credit loss is included.

			December 31, 2021
Classification	Company		Beginning	Loan	Recover	Others(*)	Ending
Investments in associates Key Management Personnel	Nomura investment property trust No.19	~~W~~	11,973	-	-	(93)	11,880
	IGIS PRIVATE REAL ESTATE TRUST NO.331		9,688	-	(9,769)	81	-
	EDNCENTRAL Co.,Ltd.		19,381	-	-	358	19,739
	Goduck Gangil1 PFV Co., Ltd.		24,000	-	(12,000)	-	12,000
	Goduck Gangil10 PFV Co., Ltd.		9,400	600	(2,400)	-	7,600
	IMM Global Private Equity Fund		800	-	-	-	800
	COSPEC BIM tech		151	-	-	(151)	-
	iPIXEL Co.,Ltd.		-	71	-	(16)	55
			5,146	5,315	(4,311)	-	6,150
Total		~~W~~	80,539	5,986	(28,480)	179	58,224

(*) The effect on changes in allowance for credit loss is included.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

30.  Interests in unconsolidated structured entities

(a)The nature and extent of interests in unconsolidated structured entities

The Group involved in assets-backed securitization, structured financing, beneficiary certificates (primarily investment funds) and other structured entities and characteristics of these structured entities are as follows:

Description

Assets-backed securitization

Securitization vehicles are established to buy assets from originators and issue asset-backed securities in order to facilitate the originators’ funding activities and enhance their financial soundness. The Group is involved in the securitization vehicles by purchasing (or committing to purchase) the asset-backed securities issued and/or providing other forms of credit enhancement.

The Group does not consolidate a securitization vehicle if (i) the Group is unable to make or approve decisions as to the modification of the terms and conditions of the securities issued by such vehicle or disposal of such vehicles’ assets, (ii) (even if the Group is so able) if the Group does not have the exclusive or primary power to do so, or (iii) if the Group does not have exposure, or right, to a significant amount of variable returns from such entity due to the purchase (or commitment to purchase) of asset-backed securities so issued or subordinated obligations or by providing other forms of credit support.

Structured financing

Structured entities for project financing are established to raise funds and invest in a specific project such as M&A (mergers and acquisitions), BTL (build-transfer-lease), shipping finance, etc. The Group is involved in the structured entities by originating loans, investing in equity, or providing credit enhancement.

Investment fund

Investment fund means an investment trust, a PEF (private equity fund) or a partnership which invests in a group of assets such as stocks or bonds by issuing a type of beneficiary certificates to raise funds from the general public and distributes its income and capital gains to their investors. The Group manages assets by investing in shares of investment fund or playing a role of an operator or a GP (general partner) of investment fund, on behalf of other investors.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

30.  Interests in unconsolidated structured entities (continued)

(a) The nature and extent of interests in unconsolidated structured entities(continued)

The size of unconsolidated structured entities as of September 30, 2022 and December 31, 2021 are as follows:

		September 30, 2022	December 31, 2021
Total assets:
Asset-backed securitization	~~W~~	245,446,414	248,200,446
Structured financing		338,085,491	255,854,384
Investment fund		321,440,768	301,241,508
	~~W~~	904,972,673	805,296,338

(b) Nature of risks

i) The carrying values of the assets and liabilities relating to its interests in unconsolidated structured entities as of September 30, 2022 and December 31, 2021 are as follows:

		September 30, 2022
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets under consolidated financial statements:
Loans measured at fair value through profit or loss	~~W~~	16,568	601,030	500	618,098
Loan at amortized cost		511,820	16,460,147	213,594	17,185,561
Securities at fair value through profit or loss		3,444,931	210,269	13,195,090	16,850,290
Derivative assets		2,758	-	-	2,758
Securities at fair value through other comprehensive income		2,058,794	184,257	-	2,243,051
Securities at amortized cost		7,056,991	-	-	7,056,991
Other assets		51	16,583	84	16,718
	~~W~~	13,091,913	17,472,286	13,409,268	43,973,467
Liabilities under consolidated financial statements:
Derivate liabilities	~~W~~	34,317	622	-	34,939
Other liabilities		13	6,181	-	6,194
	~~W~~	34,330	6,803	-	41,133

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

30.  Interests in unconsolidated structured entities(continued)

(b) Nature of risks (continued)

		December 31, 2021
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets under consolidated financial statements:
Loans measured at fair value through profit or loss	~~W~~	16,352	156,630	42,231	215,213
Loan at amortized cost		731,184	13,548,490	155,572	14,435,246
Securities at fair value through profit or loss		3,752,394	235,238	14,014,493	18,002,125
Derivative assets		4,343	16,560	-	20,903
Securities at fair value through other comprehensive income		2,510,057	215,237	-	2,725,294
Securities at amortized cost		6,493,106	-	-	6,493,106
Other assets		138	17,280	177	17,595
	~~W~~	13,507,574	14,189,435	14,212,473	41,909,482
Liabilities under consolidated financial statements:
Derivate liabilities	~~W~~	3,817	48	-	3,865
Other liabilities		103	21,683	-	21,786
	~~W~~	3,920	21,731	-	25,651

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

30.  Interests in unconsolidated structured entities (continued)

(b) Nature of risks (continued)

ii) The maximum risk exposure of the Group relating to its interests in unconsolidated structured entities as of September 30, 2022 and December 31, 2021 are as follows:

		September 30, 2022
		Assets-backed securitization	Structured Financing	Investment fund	Total
Assets held	~~W~~	13,091,913	17,472,286	13,409,268	43,973,467
ABS and ABCP purchase agreements		938,101	125,893	2,499,487	3,563,481
Loan commitments		425,938	1,134,336	-	1,560,274
Guarantees		21,200	100,000	-	121,200
Others		-	145,869	-	145,869
	~~W~~	14,477,152	18,978,384	15,908,755	49,364,291

		December 31, 2021
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets held	~~W~~	13,507,574	14,189,435	14,212,473	41,909,482
ABS and ABCP purchase agreements		895,273	2,210	2,703,353	3,600,836
Loan commitments		439,843	984,082	6,900	1,430,825
Guarantees		21,200	105,550	-	126,750
Others		-	150,579	-	150,579
	~~W~~	14,863,890	15,431,856	16,922,726	47,218,472

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

31. Business combination

(a) Shinhan EZ General Insurance, Ltd.

On June 30, 2022, the Group obtained control by acquiring 94.54% (The acquisition price of ~~W~~41 billion) of the total issued shares of Shinhan EZ General Insurance, Ltd. (formerly, BNP Paribas Cardif General Insurance Ltd.) after the Financial Services Commission approved the incorporation of subsidiary on June 9, 2022. The main reason for business combination is to secure new business opportunities in the insurance finance area and to achieve synergy between existing businesses. Meanwhile, the fair value assessment of assets and liabilities acquired by the acquisition is in progress as of September 30, 2022 and the amount of goodwill considering the assets, liabilities and conditional considerations may change in the future.

(b) The merger of Shinhan Asset Management Co., Ltd. and Shinhan Alternative Investment Management Inc.

Shinhan Asset Management Co., Ltd. and Shinhan Alternative Investment Management Inc. have merged on January 5, 2022 to form a holding company named Shinhan Asset Management Co., Ltd. As a result of the merger, the common shareholders as of immediately prior to the merger of Shinhan Alternative Investment Management Inc. (the extinct corporation) are entitled to receive 0.4430946 share of Shinhan Asset Management Co., Ltd. (the surviving corporation)’s common share (~~W~~ 5,000 per share) per common share of Shinhan Alternative Investment Management Inc. There is no further transfer of any such shares except in accordance with the exchange ratio agreed upon by both parties under the merger agreement addressed above.

32. Events after reporting period

(a) Quarterly dividend resolution

The controlling company has decided to pay a quarterly dividend of ~~W~~400 per share for common stock and convertible preferred stock by a resolution of the Board of Directors on October 6, 2022 and paid on October 26, 2022. The total amount of dividends is ~~W~~212,164 million, and the dividend base date is September 30, 2022

(b) Acquisition and retirement of treasury stocks

To enhance shareholder value, the controlling company has decided acquisition and retirement of ~~W~~150 billion worth of treasury stocks by a resolution of the Board of Directors on October 6, 2022. Acquisition and retirement of treasury stocks will be completed in November, 2022.

(c) Shinhan EZ General Insurance, Ltd.

The controlling company participated in a paid-in capital increase worth ~~W~~80 billion conducted by Shinhan EZ General Insurance, Ltd. and paid ~~W~~63,830 million on November 3, 2022, and the Group's stake decreased from 100% to 85.1%.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

33.  Uncertainty due to changes in domestic and global economic conditions

The rapid spread of the COVID-19 is negatively affecting the global economy. The Group uses forward-looking information to estimate expected credit losses in accordance with K-IFRS No.1109 ‘Financial Instruments’ and the default rate at the period ended June 30, 2022 was re-estimated and reflected in the measurement of expected credit loss allowance using the changed forward-looking information on Corporate bond’s rate of return and GDP growth rate, Consumer price fluctuation rate, which are major variables for calculating the default rate. As of September 30, 2022, the economic environment has remained uncertain. Expected credit losses may change depending on the end of the COVID-19 and the pace of economic recovery. The Group will continue to monitor the economic effects of the COVID-19 disease.

Risk exposures by major consolidated subsidiaries due to COVID-19 as of September 30, 2022 and December 31, 2021 are as follows, figures may significantly vary for industries that are highly affected by future economic conditions:

(a) Shinhan Bank

		September 30, 2022
		Airlift passenger	Lodging	Oil/petroleum refinery	Art-related	Movie theater	Clothing manufacturing	Travel	Total
Loans at amortized cost	~~W~~	173,652	3,226,295	1,628,655	213,481	63,952	2,390,949	56,976	7,753,960
Securities at fair value through other comprehensive income		122,422	19,498	237,228	-	8,606	12,908	-	400,662
Securities at amortized cost		20,000	-	-	-	-	-	-	20,000
Off-balance accounts		477,747	311,583	2,841,274	7,758	93,200	1,172,758	34,181	4,938,501
	~~W~~	793,821	3,557,376	4,707,157	221,239	165,758	3,576,615	91,157	13,113,123

		December 31, 2021
		Airlift passenger	Lodging	Oil/petroleum refinery	Art-related	Movie theater	Clothing manufacturing	Travel	Total
Loans at amortized cost	~~W~~	164,904	3,314,684	937,385	219,859	86,241	2,082,545	92,152	6,897,770
Securities at fair value through profit or loss		-	-	29,911	-	-	-	2,737	32,648
Securities at fair value through other comprehensive income		114,158	18,142	264,343	-	7,123	10,678	-	414,444
Off-balance accounts		364,351	323,638	2,650,311	20,196	91,622	982,026	37,941	4,470,085
	~~W~~	643,413	3,656,464	3,881,950	240,055	184,986	3,075,249	132,830	11,814,947

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

33.  Uncertainty due to changes in domestic and global economic conditions (continued)

(b) Shinhan Card Co., Ltd.

		September 30, 2022
		Retails
		Credit sales	Short term card loan	Long term card loan	Total
Loans at amortized cost	~~W~~	409,029	163,820	417,685	990,534
Total Exposure		868,450	-		868,450
		December 31, 2021
		Retails
		Credit sales	Short term card loan	Long term card loan	Total
Loans at amortized cost	~~W~~	371,197	152,838	387,318	911,353
Total Exposure		814,598	-		814,598

(c) Jeju Bank

		September 30, 2022
		Airlift passenger	Lodging	Art-related	Movie theater	Leisure related service industry	Bus business	Bath business	Youth training facilities business	Total
Loans at amortized cost	~~W~~	-	304,398	4,863	226	10,490	8,213	9,032	5,443	342,665
Off-balance accounts		4	6,476	182	3	881	280	359	11	8,196
	~~W~~	4	310,874	5,045	229	11,371	8,493	9,391	5,454	350,861

		December 31, 2021
		Airlift passenger	Lodging	Art-related	Movie theater	Leisure related service industry	Bus business	Bath business	Youth training facilities business	Total
Loans at amortized cost	~~W~~	-	295,664	4,161	596	25,432	7,535	17,089	5,466	355,943
Off-balance accounts		4	5,439	161	4	991	197	538	6	7,340
	~~W~~	4	301,103	4,322	600	26,423	7,732	17,627	5,472	363,283

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

33.  Uncertainty due to changes in domestic and global economic conditions (continued)

As of September 30, 2022 and December 31, 2021, the exposures of the loans applied for moratorium of interest payments and moratorium of repayment in installments by Shinhan Bank and Jeju Bank are as follows:

(a) Shinhan Bank

		September 30, 2022	December 31, 2021
Moratorium of interest payments	~~W~~	176,006	224,449
Moratorium of repayment in installments		1,200,557	1,342,366
Moratorium of interest payments and moratorium of repayment in installments		66,942	65,773
	~~W~~	1,443,505	1,632,588

(b) Jeju Bank

		September 30, 2022	December 31, 2021
Moratorium of interest payments	~~W~~	-	348
Moratorium of repayment in installments		347,098	276,193
	~~W~~	347,098	276,541

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

34. LIBOR Interest rates

The effective interest rate, not the carrying value, is adjusted when replacing the interest rate index of a financial instrument measured at amortized cost in relation to the reform of the interest rate index. It includes exceptions, such as allowing hedge accounting to continue uninterrupted even if an interest rate indicator replacement occurs in a hedging relationship. Regarding the suspension of LIBOR interest rate calculation, the financial instruments that have not been converted to replaced interest rate benchmark among the LIBOR interest rates as of September 30, 2022 and December 31, 2021 are as follows:

(a) Non-derivative financial assets

		September 30, 2022
		Carrying Value
		USD LIBOR(*2)	JPY LIBOR	EUR LIBOR	Other LIBORs
Due from banks and loans at amortized cost:
Loans	~~W~~	3,228,965	-	-	-

Financial assets at fair value through profit or loss:
Corporate bonds and others		256,258	-	-	-

Securities at fair value through other comprehensive income:
Financial institution bonds		222,690	-	-	-
Corporate bonds and others		327,815	-	-	-
		550,505	-	-	-

Commitments and financial guarantee contracts(*1)	~~W~~	289,648	-	-	-

(*1) The commitments and guarantee contracts are in nominal amount.

(*2) The instruments that will be matured before the end of June 30, 2023 are excluded when USD LIBOR interest rate calculation is discontinued.

		December 31, 2021
		Carrying Value
		USD LIBOR(*2)	JPY LIBOR	EUR LIBOR	Other LIBORs
Due from banks and loans at amortized cost:
Loans	~~W~~	2,768,972	207,660	49,642	122,104

Securities at fair value through other comprehensive income:
Financial institution bonds		167,167	-	-	-
Corporate bonds and others		281,949	-	-	-
		449,116	-	-	-
Commitments and guarantee contracts(*1)	~~W~~	280,224	39,148	56,552	13,853

(*1) The commitments and guarantee contracts are in nominal amount.

(*2) The instruments that will be matured before the end of June 30, 2023 are excluded when USD LIBOR interest rate calculation is discontinued.

(b) Non-derivative financial liabilities

			September 30, 2022
			Carrying Value
			USD LIBOR(*)	JPY LIBOR	EUR LIBOR	Other LIBORs
Financial liabilities at amortized cost:
Deposits		~~W~~	200,000	-	-	-
Borrowings			57,392	-	-	-
Debt securities issued			1,494,858	-	-	-
	~~W~~		1,752,250	-	-	-
Financial liabilities designated at fair value through profit or loss
Derivatives-combined securities	~~W~~		15,000	-	-	-

(*) The instruments that will be matured before the end of June 30, 2023 are excluded when USD LIBOR interest rate calculation is discontinued.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2022 and 2021(Unaudited), and December 31, 2021

(In millions of won)

34.  LIBOR Interest rates (continued)

(b) Non-derivative financial liabilities (continued)

		December 31, 2021
		Carrying Value
		USD LIBOR(*)	JPY LIBOR	EUR LIBOR	Other LIBORs
Financial liabilities at amortized cost:
Deposits	~~W~~	200,000	-	-	-
Borrowings		347,420	-	-	-
Debt securities issued		986,871	-	-	-
	~~W~~	1,534,291	-	-	-

(*) The instruments that will be matured before the end of June 30, 2023 are excluded when USD LIBOR interest rate calculation is discontinued.

(c) Derivatives

		September 30, 2022
		Notional amount
		USD LIBOR(*)	JPY LIBOR	EUR LIBOR	Other LIBORs
Trading:
Interest rates related	~~W~~	13,004,416	-	-	-
Foreign currency related		13,261,623	-	-	-
Equity related		211,288	-	-	-
Credit related		1,342	-	-	-
Others		459,136	-	-	-
		26,937,805	-	-	-
Hedge:
Interest rates related		4,725,486	-	-	-
Foreign currency related		292,699	-	-	-
	~~W~~	5,018,185	-	-	-

(*) The instruments that will be matured before the end of June 30, 2023 are excluded when USD LIBOR interest rate calculation is discontinued.

		December 31, 2021
		Notional amount
		USD LIBOR(*)	JPY LIBOR	EUR LIBOR	Other LIBORs
Trading:
Interest rates related	~~W~~	10,772,390	-	-	-
Foreign currency related		10,900,844	-	-	-
Equity related		268,243	-	-	-
Credit related		1,108	-	-	-
Others		379,360	-	-	-
		22,321,945	-	-	-
Hedge:
Interest rates related		4,150,155	-	-	-
Foreign currency related		278,705	-	-	-
	~~W~~	4,428,860	-	-	-

(*) The instruments that will be matured before the end of June 30, 2023 are excluded when USD LIBOR interest rate calculation is discontinued.